As filed with the Securities and Exchange Commission on July 29, 2010.
Registration No. 333-168315

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MakeMyTrip Limited

(Exact name of Registrant as specified in its charter)

Mauritius	4700	13-4125456
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India
(91-124) 439-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MakeMyTrip.com Inc.
60 East 42nd Street
Suite 411
New York, NY 10165
(212) 760 1511

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Michael W. Sturrock, Esq. Rajiv Gupta, Esq. Latham & Watkins LLP 9 Raffles Place 42-02 Republic Plaza Singapore 048619 (65) 6536-1161	Matthew D. Bersani, Esq. Shearman & Sterling LLP 12/F Gloucester Tower The Landmark, 15 Queens Road Central, Hong Kong (852) 2978-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed
Title of Each Class of	Amount to be	Offering Price	Maximum Aggregate	Amount of
Securities to be Registered(1)	Registered(1)(2)	per Share(2)	Offering Price(2)	Registration Fee
Ordinary shares, par value $0.0005 per share	5,750,000 shares	$14.00	$80,500,000	$5,740.00(3)

(1)	Includes (a) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) additional ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 29, 2010

5,000,000 SHARES

MakeMyTrip Limited

ORDINARY SHARES

MakeMyTrip Limited is offering 3,846,154 ordinary shares and the selling shareholders identified in this prospectus are offering 1,153,846 ordinary shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

The ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol “MMYT.”

Investing in our ordinary shares involves risks.  See “Risk Factors” beginning on page 10.

PRICE $           A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Company	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$

MakeMyTrip Limited and certain selling shareholders have granted the underwriters the right to purchase up to an additional 750,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2010.

MORGAN STANLEY
OPPENHEIMER & CO.
PACIFIC CREST SECURITIES

          , 2010

Go Places...
With India's Largest Online Travel Company*

makemytrip.com

*based on gross bookings for 2009, according to PhoCusWright

You should rely only on the information contained in this prospectus. We and the selling shareholders have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are not, regardless of the time of delivery of this prospectus or the time of sale of our ordinary shares, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We and the selling shareholders are offering to sell ordinary shares and seeking offers to buy ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Until          , 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

In this prospectus, we refer to information regarding the travel service industry and our competitors from market research reports, analyst reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company founded and controlled by Mr. Philip C. Wolf, one of our directors. See “Related Party Transactions — Transactions with PhoCusWright” for details of our transactions with PhoCusWright. We also refer to data from comScore, Inc., or comScore, a marketing research company that provides marketing data and services to many Internet businesses.

We conduct our business principally through our Indian subsidiary, MakeMyTrip (India) Private Limited, or MMT India. In this prospectus, unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “our company” or “our group” are to MakeMyTrip Limited and its subsidiaries collectively, and references to “our holding company” are to MakeMyTrip Limited on a standalone basis.

In this prospectus, references to “US,” the “United States” or “USA” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India, and references to “Mauritius” are to the Republic of Mauritius. References to “$,” “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India.

Solely for the convenience of the reader, this prospectus contains translations of certain Indian Rupee amounts into US dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Indian Rupees to US dollars are based on the noon buying rate of Rs. 46.41 per $1.00 in the City of New York for cable transfers of Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York on June 15, 2010. No representation is made that the Indian Rupee amounts referred to in this prospectus could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

On July 22, 2010, we effected a 20-for-one share split which was approved by our shareholders, with respect to all our ordinary and preferred shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying our share options and a corresponding adjustment to the exercise prices of such options. At the same time, the par value of our shares was changed from $0.01 per share to $0.0005 per share. Consequently, all share information and per share data included in this prospectus has been presented on a post-share split basis, unless otherwise specifically stated or the context otherwise requires.

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2008, 2009 and 2010 included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this prospectus to “revenue less service cost,” which is a non-IFRS measure that is calculated as revenue less costs for the acquisition of relevant services and products for sale to customers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company and the ordinary shares being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This prospectus includes forward looking statements that involve risks and uncertainties. See “Special Note Regarding Forward Looking Statements.”

Our Business

We are the largest online travel company in India, based on gross bookings for 2009, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all our fiscal years. In fiscal year 2008, our second full fiscal year since we commenced our Indian business, we recorded a net loss of $(18.9) million. We reduced our net loss in fiscal years 2009 and 2010, recording a net loss of $(7.3) million and $(6.2) million, respectively. We also reduced our operating loss in fiscal years 2009 and 2010, recording an operating loss of $(10.6) million and $(6.0) million, respectively. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded an operating loss of $(10.2) million in fiscal year 2009 and an operating profit of $0.8 million in fiscal year 2010; and we would have recorded a net loss of $(6.9) million in fiscal year 2009 and a net profit of $0.6 million in fiscal year 2010.

We believe the strength of our brand, quality of our services, user-friendly website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India were booked through us, and we generated $31.1 million in revenue less service cost from our air ticketing business. We leverage our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $8.0 million in fiscal year 2010 and accounted for 19.8% of our total revenue less service cost.

We have designed our websites to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com was the second most visited travel website in India (after the Indian Railways’ website) in each of the years from 2007 to 2009 and had an average of over 1.7 million unique visitors per month in 2009. In fiscal year 2010, 2.0 million transactions executed through our websites accounted for approximately 94.5% of our total transactions. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. According to McKinsey, the Indian middle class is expected to grow over ten times from 50 million people in 2005 (approximately 5% of the total Indian population) to 583 million people by 2025 (approximately 41% of the total Indian population). In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 4,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators. On the other hand, we believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

In our air ticketing business, we generate revenue through commissions and incentive payments from airlines, service fees charged to our customers and fees from our global distribution system, or GDS, service provider. A GDS service provider facilitates the reservation and confirmation of airline tickets on its system. Travel agents typically utilize a GDS to book air tickets and receive fees for their use of such system. We currently use Amadeus GDS. In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. Our total revenue less service cost increased from $16.5 million in fiscal year 2008 to $40.3 million in fiscal year 2010.

We believe the overall Indian travel industry will experience continued growth due to income growth in India and the increased spending by Indians on travel and recreation. According to Internet World Stats, in 2009, Internet penetration was only 7.0% in India as compared with 74.1% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth and that our well-recognized brand, leadership in the online travel market in India and broad and technology-enhanced distribution channels position us well to capitalize on these growth opportunities.

MMT India was ranked second overall and first in the professional services industry in a ranking published on June 21, 2010, of “India’s Best Companies to Work For 2010” by the Great Place to Work Institute, an independent global research and consulting firm, and The Economic Times, a daily business newspaper in India.

Our Strengths

We have the following competitive strengths:

•	the largest online travel company in India with a well-recognized brand;

•	wide range of service and product offerings;

•	broad distribution network;

•	advanced, secure and scalable technology platform;

•	customer-focused approach; and

•	experienced management team.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

•	expand our hotels and packages business;

•	expand our service and product portfolio to enhance cross-selling opportunities;

•	expand our travel agents’ network;

•	enhance our service platforms by investing in technology;

•	expand into new geographic markets; and

•	pursue selective strategic partnerships and acquisitions.

Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in the section entitled “Risk Factors,” immediately following this prospectus summary. These include:

•	our ability to maintain our existing arrangements with our travel suppliers, the lack of formal agreements with many of our travel suppliers and the ability of many of our suppliers to terminate their arrangements with us at short notice or without notice;

•	our history of operating losses;

•	our reliance on third-party systems and service providers, including outsourcing service providers;

•	our reliance on information technology;

•	changes in the Indian travel industry, including our ability to effectively compete in this industry;

•	impediments to the execution and success of our growth strategy; and

•	our susceptibility to adverse changes in the political, economic and regulatory environment in India that could materially harm our business.

Corporate Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our subsidiaries, as of the date of this prospectus.

Note: (1)	Remaining ownership interest held by current and former employees of MMT India.

Corporate Information

We are a public company limited by shares incorporated in Mauritius. We were incorporated as International Web Travel Private Limited, a private company limited by shares, on April 28, 2000 and subsequently changed our name to MakeMyTrip Limited and converted to a public company. Our registered office is located at the offices of Multiconsult Limited at Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. Our principal executive offices are located at 103 Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India, and our telephone number at this location is (91-124) 439-5000. Our principal website address is www.makemytrip.com. The information contained on our websites does not form part of this prospectus. Our agent for service of process in the United States is MakeMyTrip.com Inc., located at 60 East 42nd Street, Suite 411, New York, NY 10165.

Recent Developments

Share Split

On July 22, 2010, we effected a 20-for-one share split which was approved by our shareholders, with respect to all our ordinary and preferred shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying our share options and a corresponding adjustment to the exercise prices of such options. At the same time, the par value of our shares was changed from $0.01 per share to $0.0005 per share. Consequently, all share information and per share data included in this prospectus has been presented on a post-share split basis, unless otherwise specifically stated or the context otherwise requires.

Recent Financial Performance

We had revenue of $33.7 million in the quarter ended June 30, 2010, an increase of 49.0% over revenue of $22.6 million in the quarter ended June 30, 2009.

•	Revenue from our air ticketing business increased by 27.8% to $10.0 million in the quarter ended June 30, 2010 from $7.8 million in the quarter ended June 30, 2009, primarily due to a 63.6% growth in our gross bookings to $146.5 million in the quarter ended June 30, 2010 from $89.5 million in the quarter ended June 30, 2009, which was partially offset by a reduction in our net revenue margins from 7.9% in the quarter ended June 30, 2009 to 6.8% in the quarter ended June 30, 2010. We also pre-purchased $0.9 million in air ticket inventory in the quarter ended June 30, 2009, and revenue from the sale of such tickets was accounted for on a “gross” basis as we assumed inventory risk on such tickets. The increase in our gross bookings was primarily due to a 68.5% increase in the number of transactions by our customers, and the reduction in our air ticketing net revenue margins was primarily as a result of the reduction in service fees we charged on our domestic air ticketing business in order to attract more customers.

•	Revenue from our hotels and packages business increased by 59.5% to $23.2 million in the quarter ended June 30, 2010 from $14.6 million in the quarter ended June 30, 2009, primarily as a result of a 74.8% increase in our hotels and packages gross bookings to $28.2 million in the quarter ended June 30, 2010 from $16.1 million in the quarter ended June 30, 2009. Revenue less service costs from our hotels and packages business increased by 52.8% from $2.2 million in the quarter ended June 30, 2009 to $3.4 million in the quarter ended June 30, 2010, primarily due to the increase in gross bookings, partially offset by a reduction in net revenue margins from 13.6% in the quarter ended June 30, 2009 to 11.9% in the quarter ended June 30, 2010. The reduction in net revenue margins was primarily because we reduced margins in our domestic hotels and packages business offered through our website in order to increase our sales of such packages.

•	Our other revenue increased by 102.6% to $0.5 million in the quarter ended June 30, 2010 from $0.3 million in the quarter ended June 30, 2009.

Our employee share-based compensation costs were $0.2 million in the quarter ended June 30, 2010, compared with $6.6 million in the quarter ended June 30, 2009. The employee share-based compensation costs incurred in the quarter ended June 30, 2009 related to grants of fully-vested employee share options awarded in that quarter, as a result of options issued under our 2001 equity option plan and options issued to replace prior options granted under MMT India’s share option plan.

Our results from operating activities improved to $1.3 million in the quarter ended June 30, 2010 from a loss of $(5.6) million in the quarter ended June 30, 2009. Excluding the effects of employee share-based compensation costs in both quarters, we would have recorded an operating profit of $1.4 million in the quarter ended June 30, 2010 and $1.0 million in the quarter ended June 30, 2009. Our profit/(loss) before tax, including the effects of employee share-based compensation costs, improved to a profit of $1.3 million in the quarter ended June 30, 2010 from a loss of $(5.6) million in the quarter ended June 30, 2009.

THE OFFERING

Ordinary shares offered:

By us	3,846,154 ordinary shares(1)

By the selling shareholders	1,153,846 ordinary shares(1)

Total	5,000,000 ordinary shares(1)

Ordinary shares to be outstanding before this offering	17,621,600 ordinary shares

Ordinary shares to be outstanding after this offering	34,134,002 ordinary shares(1)(2)

Offering price	We currently anticipate that the initial public offering price will be between $12.00 and $14.00 per ordinary share.

Over-allotment option	750,000 ordinary shares

Use of proceeds	We expect that we will receive net proceeds of approximately $44.3 million from this offering, based on an assumed initial public offering price of $13.00 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received by us from this offering to expand our operations by acquiring or investing in strategic businesses or assets that complement our service and product offerings, to invest in enhancements to our technology, as well as for working capital and other general corporate purposes. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Purchase by affiliates of Tiger Global Private Investment Partners, one of our shareholders	Certain affiliates of one of our shareholders, Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have advised us that they wish to purchase up to an aggregate of 500,000 shares in this offering, and we intend on selling up to an aggregate of 500,000 shares to Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P. in this offering at the public offering price. Any such shares purchased in this offering will also be subject to the lock-up restrictions described below.

Lock-up	We, our directors and executive officers, all of our existing shareholders and certain holders of share options (in respect of certain options held by them), as well as Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have agreed with the underwriters, with certain exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Payment and settlement	The ordinary shares are expected to be delivered against payment on , 2010. The ordinary shares will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ordinary shares will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Listing	Our ordinary shares have been approved for listing on the Nasdaq Global Market.

Nasdaq Global Market symbol	MMYT.

Notes: (1)	Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional ordinary shares to the underwriters pursuant to their option to purchase additional ordinary shares to cover over-allotments.

(2)	The number of ordinary shares outstanding immediately after this offering:

•	is based on ordinary shares outstanding as of July 29, 2010, assuming the conversion of all outstanding preferred shares into 12,324,460 ordinary shares and the issuance of 341,788 ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering, both effective upon the completion of this offering; and

•	excludes 2,177,532 ordinary shares issuable upon the exercise of share options outstanding as of July 29, 2010 (not taking into account the 341,788 ordinary shares issuable upon the exercise of share options by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated statement of comprehensive income and loss data for fiscal years 2008, 2009 and 2010, and the summary consolidated statement of financial position data as of March 31, 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

	Fiscal Year Ended March 31
	2008	2009	2010
	(in thousands, except per share data
	and number of shares)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$14,091.4	$19,225.1	$32,119.5
Hotels and packages	24,189.4	48,622.8	50,287.9
Other revenue	50.1	703.8	1,152.8

Total revenue	38,330.9	68,551.7	83,560.2
Service cost:
Procurement cost of hotels and packages services	(21,823.8)	(43,069.2)	(42,292.2)
Purchase of air ticket coupons	(—)	(491.8)	(985.5)
Personnel expenses	(8,459.2)	(9,679.8)	(16,562.0)
Other operating expenses	(23,229.0)	(24,369.9)	(28,160.5)
Depreciation and amortization	(1,107.5)	(1,558.7)	(1,569.7)

Results from operating activities	(16,288.7)	(10,617.6)	(6,009.8)
Net finance income (costs)	(2,611.2)	3,244.1	(188.8)

Loss before tax	(18,899.8)	(7,373.5)	(6,198.6)
Income tax benefit (expense)	4.5	25.3	(8.4)

Loss for the year	$(18,895.4)	$(7,348.2)	$(6,207.0)

Loss per ordinary share:
Basic	$(1.08)	$(0.42)	$(0.35)
Diluted	$(1.08)	$(0.55)	$(0.35)
Weighted average number of ordinary shares outstanding:
Basic	17,437,120	17,437,120	17,521,120
Diluted	17,437,120	20,403,420	17,521,120
Proforma loss per ordinary share (basic and diluted)(1) (unaudited)	$(0.59)	$(0.38)	$(0.18)
Proforma weighted average number of ordinary shares outstanding (basic and diluted)(1) (unaudited)	26,980,680	29,761,580	29,845,580

Note: (1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that will convert into ordinary shares effective upon the completion of this offering. Our proforma loss per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2010:

•	on an actual basis; and

•	on a proforma as adjusted basis to reflect (1) the conversion of all our preferred shares outstanding immediately prior to the closing of this offering into 12,324,460 ordinary shares effective upon the completion of this offering; (2) the issuance of 341,788 ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering; and (3) the issuance and sale by us of 3,846,154 ordinary shares offered in this offering at an assumed initial public offering price of $13.00 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of the over-allotment option and no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus.

	As of March 31, 2010
		Proforma
	Actual(3)	As Adjusted(2)
	(in thousands)

Consolidated Statement of Financial Position Data:
Trade and other receivables	$12,449.5	$12,449.5
Term deposits	14,471.4	14,471.4
Cash and cash equivalents	9,341.5	53,991.0
Total assets	50,633.5	95,283.0
Total equity (deficit) attributable to equity holders of our company	(24,955.4)	19,694.1
Loans and borrowings(1)	40,966.9	207.2
Trade and other payables	26,467.0	26,467.0
Total liabilities	75,584.5	34,776.5
Total equity (deficit) and liabilities	$50,633.5	$95,283.0

Note: (1)	The preferred shares issued by us are compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting to $40.8 million has been included under our loans and borrowings. All our preferred shares will convert into ordinary shares effective upon the completion of this offering.

(2)	A $1.00 increase/(decrease) in the assumed initial public offering price of $13.00 per ordinary share in this offering would increase/(decrease) each of cash and cash equivalents, total assets, total equity/(deficit) attributable to equity holders of our company and total equity/(deficit) and liabilities by $3.6 million.

(3)	The information in this column has been derived from our audited consolidated financial statements as of and for the year ended March 31, 2010.

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2008	2009	2010
	(in thousands, except percentages)

Number of transactions:
Air ticketing	1,029.1	1,250.8	1,766.9
Hotels and packages	36.9	81.3	109.7
Revenue less service cost(1):
Air ticketing	$14,091.4	$18,733.3	$31,134.0
Hotels and packages	2,365.6	5,553.6	7,995.7
Other revenue	50.1	703.8	1,152.8

	$16,507.1	$24,990.7	$40,282.5

Gross bookings(2):
Air ticketing	$198,799.6	$260,945.1	$408,603.1
Hotels and packages	26,489.7	52,365.7	57,273.1
Net revenue margins(3):
Air ticketing	7.1%	7.2%	7.6%
Hotels and packages	8.9%	10.6%	14.0%

Notes: (1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in thousands)

Revenue	$14,091.4	$19,225.1	$32,119.5	$24,189.4	$48,622.8	$50,287.9	$50.1	$703.8	$1,152.8	$38,330.9	$68,551.7	$83,560.2

Less:

Service cost	—	491.8	985.5	21,823.8	43,069.2	42,292.2	—	—	—	21,823.8	43,561.0	43,277.7

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$2,365.6	$5,553.6	$7,995.7	$50.1	$703.8	$1,152.8	$16,507.1	$24,990.7	$40,282.5

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Us and Our Industry

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus (our GDS service provider) and Indian Railways, as well as our ability to establish and maintain relationships with new travel suppliers, including hotels, bus operators and car hire companies. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts and seek to recover signing bonuses or default on or dispute their payment obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance.

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines and many hotels whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, providing our counterparties with a right to terminate at short notice or without notice. Many of our airline suppliers with whom we have contracts are able to either terminate or alter the terms of their contracts with us at will or by providing a few days’ notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet can be terminated by IRCTC without prior notice and at its sole discretion. Termination of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Experience Operating Losses in the Future.

We sustained operating losses in all our fiscal years. We cannot assure you that we can attain profitability or avoid operating losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business. Further, the information provided to us by certain of these third-party systems, such as the central reservations systems of certain of our hotel suppliers, may not always be accurate due to either technical glitches or human error, and we may incur monetary and/or reputational loss as a result.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We Outsource a Significant Portion of Our Call Center Services and If Our Outsourcing Service Providers Fail to Meet Our Requirements or Face Operational or System Disruptions, Our Business May Be Adversely Affected.

We outsource our call center service for sales for all international flights and most of our domestic Indian hotel reservations and packages. We also outsource our call center service for post-sales customer service support for all flights (domestic and international), domestic Indian hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Intelenet Global Services, which provides call center services for our Indian domestic air ticketing and international air ticketing business, as well as post-sales customer service support for air tickets, is for a renewable term of three years but may be terminated by either party on two months’ notice. In the event one or more of our contracts with our outsourcing service providers is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house, for search and reservation for flights and hotels, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-

effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our operations.

We currently license from third-parties some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in and yatra.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, cleartrip.com recently launched website operations in the United Arab Emirates. Large, established Internet search engines have also recently launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries such as us by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels, our business could be materially and adversely affected.

Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. To the extent any of our airline suppliers reduce or eliminate the commissions or incentive payments they pay to us, our revenue may be reduced unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our customers in a sustainable manner. However, any increase in service fees may also result in a loss of potential customers. Further, our arrangement with the airlines that supply air tickets to us may limit the amount of service fee that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the Indian travel industry causes us to have to reduce or eliminate our service fees.

We Rely on the Value of Our Brand, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brand Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market, particularly in the air ticketing segment. However, we are relatively new in the hotels and packages segment, and may not enjoy the same brand recognition in this business. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategy involves expanding our hotels and packages business, travel agents’ network and our service offerings. Further, one of our strategies is to enhance our service platforms by investing in technology, and expanding into new geographic markets. Our success in implementing our growth strategies are affected by:

•	our ability to increase the number of suppliers, especially our hotel suppliers, that are directly-connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to build or acquire the required technology;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tour providers;

•	the growth of the Internet as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategy. Separately, our growth strategy also involves expanding into new geographic markets which will involve additional risks. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks and Our Exposure to These Risks Will Increase as We Expand Our International Operations.”

We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships.

This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.

In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticketing company, including the website www.ticketvala.com, which gives us the ability to provide our bus suppliers with access to a real time bus reservations technology platform. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system with such technology, but there is no assurance that we will be able to successfully leverage this new platform to further expand our bus offering.

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. If we are unable to sell these tickets as anticipated either at all, or at expected rates, our revenue and business may be adversely affected. We also generally do not guarantee a minimum number of room reservations to our hotel suppliers. However, in a few instances, particularly when we anticipate high volumes of room reservations, we may enter into arrangements with one or more of our hotel suppliers where we guarantee a minimum number of room reservations through us at an agreed rate, in order to obtain favorable terms or discounts. We may use this “guaranteed” model increasingly for future transactions with hotels as our business expands. Although we have generally been able to obtain extensions from our hotel suppliers where we have been unable to sell our minimum guaranteed number of rooms, there can be no assurance that we will be able to obtain similar extensions in the future. Such guarantees may result in losses to us if we are unable to fulfill our commitment to the hotels or if we are unable to obtain similar extensions.

Certain of Our Businesses or Services Have Only Recently Been Introduced and, As a Result, It May Be Difficult to Evaluate Their Performance and Prospects.

Some of the services and products offered by us were introduced very recently. For example, we started our bus ticketing business in May 2008 and our rail ticketing business in June 2009. As a result, these businesses have a limited operating history and it may be difficult to evaluate their performance and prospects.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We also launched our website in the United Arab Emirates in December 2009 and launched our website in Canada in July 2010, following, among other things, the registration of our websites’ domain names (www.makemytrip.ae and www.makemytrip.ca) with the relevant registry as well as the procurement of additional servers to handle the increased traffic from these international websites. Our website in Canada is currently owned by a company which we have registered in Canada. We intend to transfer legal ownership of this company to us in August 2010. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We also intend to expand our business in other markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. Adapting our practices and models effectively to the supplier and customer preferences of new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in our new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these new markets.

In addition, we are subject to additional risks in our new international operations that may not exist in our Indian operations, including:

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;

•	increased risk to and limits on our ability to enforce our intellectual property rights;

•	competition from providers of travel services in such foreign countries;

•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

•	currency exchange rate fluctuations.

If we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

We utilize Internet search engines such as GoogleTM and Yahoo!TM India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as GoogleTM or Yahoo!TM India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.

System Interruption in Our Information Systems and Infrastructure May Harm our Business.

We rely significantly on computer systems to facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If we were to experience frequent or persistent system failures, our reputation and brand could be harmed.

While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform or through international credit cards is not secured by “Verified by VISA” or “MasterSecure,” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility and bankruptcies or liquidations of our suppliers.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza, H1N1 virus, avian flu and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotel stays, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our net revenue margins, and have a material adverse effect on our financial condition and results of operations.

In the second half of calendar year 2008 and the first half of calendar year 2009, there was a rapid deterioration of global economic conditions, including economic conditions in India, which impacted our business. The current economic environment continues to be uncertain. The weakness and uncertainty in the economy has negatively impacted both corporate and consumer spending patterns and demand for travel services in general.

As an intermediary in the travel industry, a significant portion of our revenue is affected by fares and tariffs charged by our suppliers as well as volumes of sales made by us. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.

Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Website Could Give Rise to Liabilities as a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software.

We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers’ willingness to use our websites. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, the prospects of our business.

These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India and the United States and are not protected in other countries where we operate or otherwise, and we are in the process of applying to obtain copyright protection for our logo and brand name in India. We cannot be sure that our trademarks or domain names will be protected to the same extent in India or elsewhere as in the United States or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season in India. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Changing Laws, Rules and Regulations and Legal Uncertainties, Including Adverse Application of Tax Laws and Regulations, May Adversely Affect Our Business and Financial Performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse affect on our business and financial performance.

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website. However, Internet penetration in India was only 7.0% in 2009, according to Internet World Stats. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Will Be Able to Exercise Significant Influence over Our Company after This Offering and May Have Interests That Are Different from Those of Our Other Shareholders.

After the completion of this offering, SB Asia Investment Fund II L.P., or SAIF, is expected to own 43.79% of the issued and outstanding shares of our company and each of Mr. Deep Kalra, Tiger Global Private Investment Partners, Helion Venture Partners, LLC, or Helion Venture, is expected to beneficially own more than 10.0% of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders will have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. Based on our operations in fiscal year 2010, a 10.0%

appreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have decreased our loss for the year by $0.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have increased our loss for the year by $0.2 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 9.1% of our revenue for fiscal year 2010 was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages segment in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While, we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations.

Our Ability to Attract, Train and Retain Executives and Other Qualified Employees Is Critical to Our Business, Results of Operations and Future Growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

Risks Related to Operations in India

A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown In Economic Growth in India Could Cause Our Business to Suffer.

In fiscal year 2010, 94.7% of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan. Military confrontations between India and Pakistan have occurred along the India/Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Jaipur and Delhi, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations such as the tsunami in 2004 which affected the state of Kerala, a popular vacation destination in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through MMT India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

We May Become Liable to Penalties or Actions Imposed by the Reserve Bank of India in Relation to Delays in Compliance with Certain Reporting Requirements Applicable in Respect of the Acquisition and Transfer of Our Shares by Certain Indian Resident Employees of MMT India and of Issuances of Shares of MMT India to Us.

The Reserve Bank of India has prescribed certain reporting requirements in connection with the acquisition and transfer of foreign securities by Indian residents, including periodic filings to be made by an Indian subsidiary of a foreign company with respect to employees acquiring shares under an employee share option scheme, and the issuance of shares of Indian entities to persons resident outside India. In the past, there have been instances where certain of such filings required to be made by our Indian subsidiary, MMT India, in connection with issuances of shares of our company to employees of MMT India under our employee share option scheme and of issuances of shares of MMT India to us, have been inadvertently delayed or incomplete. While we have now made the necessary filings or provided clarifications sought by the Reserve Bank of India with respect to such filings, we may become liable to certain penalties or actions by the Reserve Bank of India, which we are unable to quantify at this time. We have not received any communication regarding the imposition of any penalty or action from the Reserve Bank of India with respect to such filings.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, as amended, or the Competition Act, several provisions of which have recently come into force, seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulations of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition are not yet in force. Such provisions could, if brought into force in the future, be applicable to us.

The effect of the Competition Act on the business environment in India is unclear. If we or any member of our group, including MMT India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

Risks Related to Investments in Mauritian Companies

As Our Shareholder, You May Have Greater Difficulties in Protecting Your Interests Than as a Shareholder of a United States Corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

We hold a tax residence certificate issued by the Mauritius Revenue Authority. We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius and India. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Risks Related to Our Ordinary Shares and this Offering

Investors May Have Difficulty Enforcing Judgments against Us, Our Directors and Management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this prospectus, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India (as the case may be). Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus based upon such judgments. In India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. See “Enforceability of Civil Liabilities.”

As a Foreign Private Issuer, We are Permitted to, and We Will, Follow Certain Home Country Corporate Governance Practices in Lieu of Certain Nasdaq Requirements Applicable to US Issuers. This May Afford Less Protection to Holders of Our Ordinary Shares.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq Global Market, the corporate governance practice and requirements in Mauritius do not require us as a Mauritius Category 1 Global Business Company to have a majority of our board of directors to be independent; do not require us as a Mauritius Category 1 Global Business Company to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

An Active Trading Market for Our Ordinary Shares May Not Develop and the Trading Price for Our Ordinary Shares May Fluctuate Significantly.

Prior to this offering, there has been no public market for our ordinary shares. If an active public market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be adversely affected. Although our ordinary shares have been approved for listing on the Nasdaq Global Market, a liquid public market for our ordinary shares may not develop or be sustained after this offering. The initial public offering price for our ordinary shares was determined by negotiation among us, the selling shareholders and the underwriters and the price at which the ordinary shares are traded after this offering may decline below the initial public offering price, which means you may experience a decrease in the value of your ordinary shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Because the Initial Public Offering Price Is Substantially Higher Than Our Book Value Per Ordinary Share, You Will Incur Immediate and Substantial Dilution.

Purchasers of our ordinary shares will experience immediate and substantial dilution in net tangible book value per ordinary share from the initial public offering price per ordinary share. After giving effect to the conversion of all our preferred shares into ordinary shares upon the completion of this offering, the issuance of ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering and the sale of ordinary shares offered by this prospectus at the assumed public offering price of $13.00 per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of March 31, 2010 would have been approximately $58.5 million, or $1.72 per ordinary share. This represents an immediate dilution in net tangible book value of $11.28 per ordinary share to investors in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

We will have 34,134,002 ordinary shares outstanding immediately after this offering (assuming the conversion of all our outstanding preferred shares to 12,324,460 ordinary shares and the issuance of 341,788 ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering), or 34,441,694 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full. Further, although certain of our share option holders are subject to restrictions on selling shares acquired upon the exercise of options, the majority of the options granted under our equity option plan will continue to be exercisable following the completion of this offering. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering (as well as those to be issued upon conversion of our preferred shares) will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In connection with this offering, we, our directors and executive officers, all of our shareholders and certain holders of share options (in respect of certain options held by them), as well as Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have agreed, subject to some exceptions, not to sell any ordinary shares for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these ordinary shares from these lock-up restrictions at any time. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities May Decrease the Trading Price of Our Ordinary Shares.

Any issuance of equity securities after this offering could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

We Will Have Considerable Discretion as to the Use of the Net Proceeds to be Received by Us from This Offering.

Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive, market as well as technological developments, and the number and type of new acquisitions or investments we undertake. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our share price. The net proceeds from this offering, pending investment in operating assets or businesses, or technological enhancement, may be placed in investments that do not produce income or that lose value, which will cause the price of our ordinary shares to decline.

Our Holding Company Will Have to Rely Principally on Dividends and Other Distributions on Equity Paid by Our Operating Subsidiaries and Limitations on Their Ability to Pay Dividends to Our Holding Company Could Adversely Impact Your Ability to Receive Dividends on Our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this prospectus, MMT India has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments. See “Dividends and Dividend Policy” for further information.

Compliance with Rules and Requirements Applicable to Public Companies May Cause Us to Incur Additional Costs, and Any Failure by Us to Comply with Such Rules and Requirements Could Negatively Affect Investor Confidence in Us and Cause the Market Price of Our Ordinary Shares to Decline.

As a public company, we will incur a significant level of legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and the Nasdaq Global Market, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. To begin bringing our company into compliance with applicable financial reporting regulations, we have recently hired a new senior manager to be responsible for implementation of requirements under the Sarbanes-Oxley Act and are in the process of evaluating and hiring consultants and new staff. Complying with these rules and requirements may be particularly difficult and costly for us because we may have difficulty finding sufficient personnel in India with experience and expertise relating to IFRS and United States public-company reporting requirements, and such personnel may be costly. If we cannot employ sufficient qualified and experienced personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares.

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year ending March 31, 2011. However, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least

50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	our ability to maintain and expand our supplier relationships;

•	our reliance on technology;

•	our ability to expand our business, implement our strategy and effectively manage our growth;

•	political and economic stability in and around India;

•	our ability to successfully implement our growth strategy;

•	our ability to attract, train and retain executives and other qualified employees;

•	increasing competition in the Indian travel industry; and

•	risks associated with online commerce security.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Mauritius and our primary operating subsidiary, MMT India, is incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon US securities laws.

There is uncertainty as to whether the courts in Mauritius would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in Mauritius against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect to by a Mauritius court where it would be contrary to any principle affecting public policy in Mauritius or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages.

In addition to and irrespective of jurisdictional issues, neither Mauritian nor Indian courts will enforce a provision of the US federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Mauritian or Indian courts. Specified remedies available under the laws of US jurisdictions, including specified remedies under US federal securities laws, would not be available under Mauritian or Indian law or enforceable in a Mauritian or Indian court, if they are considered to be contrary to Mauritian or Indian public policy (as the case may be). An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of US federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Procedure Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, as amended, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.

A final and conclusive judgment in the superior courts of a foreign jurisdiction, or foreign courts, other than the courts of the United Kingdom, under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be recognized by, and be enforceable in, the courts of Mauritius if (1) the judgment is still valid, final and is capable of execution in the jurisdiction in which it was delivered; (2) the judgment is not contrary to any principle affecting public policy in Mauritius; (3) the foreign courts had jurisdiction to hear the claim; and (4) our company had been regularly summoned to attend the proceedings before the foreign courts. Any judgment expressed in a foreign currency by a foreign court, may, when made executory in Mauritius, be expressed in that foreign currency. A valid and final judgment rendered by a court in the United States may not be enforced in Mauritius except by way of exequatur under the Mauritius Code on Civil Procedure. The exequatur may be sought in Mauritius so long as the valid and final judgment is capable of execution in the United States.

A final and conclusive judgment or order in the superior courts of the United Kingdom under which a sum of money is made payable (and including an award in proceedings on an arbitration if the award has, under the law in force in the place where it was made, become enforceable in the same manner as a judgment by a court in that place) would, on registration in accordance with the provisions of The Reciprocal Enforcement of Judgments Act 1923 be enforceable in the Supreme Court of Mauritius. Any judgment expressed in pounds sterling or other currency by a superior court of the United Kingdom, may, when made executory in Mauritius, be expressed in pounds sterling or any other currency at the rate of exchange prevailing at the date of judgment of the original court.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the ordinary shares offered by us will be approximately $44.3 million, based on an assumed initial public offering price of $13.00 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 750,000 additional ordinary shares in full, our net proceeds from the sale of the ordinary shares offered by us will be approximately $48.0 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase/(decrease) in the assumed initial public offering price of $13.00 per ordinary share would increase/(decrease) the net proceeds to us from this offering by approximately $3.6 million, or approximately $3.9 million if the underwriters exercise their option to purchase additional ordinary shares in full, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

We intend to use the net proceeds received by us from this offering to expand our operations by acquiring or investing in strategic businesses or assets that complement our service and product offerings and to invest in enhancements to our technology, as well as for working capital and other general corporate purposes. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for the purposes set forth above. The amounts and timing of any expenditures will depend on the amount of cash generated by our operations, competitive and market developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We Will Have Considerable Discretion as to the Use of the Net Proceeds to Be Received by Us from This Offering.”

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or money market funds. These investments may have a material adverse effect on the US federal income tax consequences of your investment in our ordinary shares. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares” and “Taxation — US Federal Income Taxation — Passive Foreign Investment Company.”

CAPITALIZATION

The following table sets forth our indebtedness and capitalization as of March 31, 2010:

•	on an actual basis;

•	on a proforma basis to give effect to the conversion of all our preferred shares outstanding immediately prior to the closing of this offering into 12,324,460 ordinary shares effective upon the completion of this offering; and

•	on a proforma as adjusted basis to reflect (1) the conversion of all our preferred shares outstanding immediately prior to the closing of this offering into 12,324,460 ordinary shares effective upon the completion of this offering; (2) the issuance of 341,788 ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering; and (3) the issuance and sale by us of 3,846,154 ordinary shares offered in this offering at an assumed initial public offering price of $13.00 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares in this offering and other terms of this offering to be determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
				Proforma
	Actual	Proforma		As Adjusted
	(in thousands)

Loans and borrowings(1)	$41,015.3	$207.2		$207.2
Bank overdraft	3,996.1	3,996.1		3,996.1
Equity/(deficit):
Ordinary shares of par value $0.0005 each, Issued: 17,542,120, actual; 29,866,580, proforma; 34,054,522, proforma as adjusted(2)	8.8	14.9	(3)	17.0	(3)
Share premium(4)	11,356.5	52,158.4	(5)	98,210.9	(5)
Accumulated deficit	(42,510.4)	(42,510.4)		(42,510.4)
Share-based payment reserve	7,061.9	7,061.9		5,656.8
Foreign currency translation reserve	(872.2)	(872.2)		(872.2)

Total equity/(deficit) attributable to equity holders of our company(4)	(24,955.4)	15,852.6		60,502.1

Total capitalization(4)	$20,056.0	$20,056.0		$64,705.4

Notes: (1)	The preferred shares issued by us are compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability and derivative portions of our preferred shares as of March 31, 2010 amounting to $40.8 million and $0.05 million, respectively, have been included under our actual loans and borrowings. These preferred shares will be converted into 12,324,460 ordinary shares effective upon the completion of this offering. Accordingly, the liability and derivative portions of our preferred shares as of March 31, 2010 amounting to $40.8 million and $0.05 million, respectively, have been excluded from our proforma and proforma as adjusted loans and borrowings.

(2)	The actual and proforma ordinary shares stated in the table above exclude 2,598,800 ordinary shares issuable upon the exercise of outstanding options granted under our equity option plan as of March 31, 2010. As of June 15, 2010, a total of 2,577,300 ordinary shares were issuable upon the exercise of such outstanding options. See “Management — Share Incentive Plans — Equity Option Plan.” The proforma as adjusted ordinary shares stated in the table above exclude 2,257,012 ordinary shares issuable upon the exercise of outstanding options granted under our equity option plan (not taking into account those share options to be exercised by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering).

(3)	Includes $0.006 million as result of the conversion of all our preferred shares outstanding immediately prior to the closing of this offering into 12,324,460 ordinary shares effective upon the completion of this offering.

(4)	A $1.00 increase/(decrease) in the assumed initial public offering price of $13.00 per ordinary share in this offering would increase/(decrease) each of share premium, total equity/(deficit) attributable to equity holders of our company and total capitalization by $3.6 million.

(5)	Includes the liability and derivative portions of our preferred shares as of March 31, 2010 of $40.8 million and $0.05 million, respectively, after deducting $0.006 million recorded under equity (as stated in note (3) above) in respect of the par value of the 12,324,460 ordinary shares to be issued upon conversion of all preferred shares effective upon the completion of this offering.

DIVIDENDS AND DIVIDEND POLICY

Since our incorporation, no dividends have been declared or paid on our ordinary shares. We currently intend to retain our earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.

Under Mauritius law, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the relevant accounting period and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that upon the distribution being made (1) our company is able to pay its debts as they become due in the normal course of business and (2) the value of our company’s assets is greater than the sum of (a) the value of its liabilities and (b) our company’s stated capital (which refers to the total of all amounts received by our company or due and payable to our company in respect of the nominal paid-up value of our issued shares and share premiums paid to our company in relation to such shares). Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by our board of directors and is subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flows, capital requirements, general financial condition, contractual restrictions and other factors which our directors may deem relevant. Cash dividends, if any, will be paid in US dollars. Other distributions, if any, will be made to our shareholders by any means which our directors deem fair, legal and practicable.

As we are a holding company, we will have to rely on dividends paid to us by our subsidiaries (in particular, our key operating subsidiary in India, MMT India) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from MMT India.

As of the date of this prospectus, MMT India has not paid any cash dividends on its equity shares. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of MMT India and approved by the shareholders of MMT India at their discretion and would depend on a number of factors, including its financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of its articles of association, the terms of its credit facilities and other financing arrangements at the time a dividend is considered and other factors considered relevant by the board of directors. MMT India may also from time to time pay interim dividends. MMT India is liable to pay dividend distribution tax in India at the rate of 15.0%, plus applicable cess and surcharge, on any dividends paid by it.

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

Under Indian law, a company is permitted to declare or pay dividends in any year from profits for that year only if it transfers a specified percentage of profits for that year to the reserves of the company as prescribed by the Companies Act, 1956, as amended, or the Companies Act, and applicable rules thereunder. We intend to make such transfers to our general reserves in anticipation of any dividends we may pay.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of our paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of our paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity shares is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of our paid-up share capital.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of March 31, 2010, we had negative net tangible book value of $26.98 million, or $1.54 per ordinary share outstanding as of that date after taking into account the 20-for-one split we effected on July 22, 2010. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all our outstanding preferred shares into ordinary shares upon the completion of this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2010, other than to give effect to (1) the conversion of all our outstanding preferred shares into ordinary shares upon the completion of this offering; (2) the issuance of ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering, to be effected upon the completion of this offering; and (3) our sale of the ordinary shares offered in this offering at an assumed initial public offering price of $13.00 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, with estimated net proceeds of $44.3 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our proforma net tangible book value as of March 31, 2010 would have been $58.5 million and $1.72 per outstanding ordinary share. This represents an immediate dilution in proforma net tangible book value of $11.28 per ordinary share to new investors in this offering.

The following table illustrates such dilution per ordinary share

Assumed initial public offering price per ordinary share	$13.00
Net tangible book value per ordinary share as of March 31, 2010 after taking into account the 20-for-one split we effected on July 22, 2010.	$(1.54)
Proforma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares and the issuance of shares pursuant to the exercise of options for sale in this offering	$0.47
Proforma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares, the issuance of shares pursuant to the exercise of options for sale in this offering, and this offering	$1.72
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$11.28
Percentage dilution in net tangible book value per ordinary share to new investors in the offering	86.8%

A $1.00 increase/(decrease) in the assumed initial public offering price of $13.00 per ordinary share would increase (decrease) our proforma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares and the issuance of shares pursuant to the exercise of options for sale in this offering by $0.12 per share, our proforma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares, the issuance of shares pursuant to the exercise of options for sale in this offering and this offering by $0.11 per share and the dilution in net tangible book value per ordinary share to new investors in this offering by $0.89 per share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Further assuming the underwriters’ over-allotment option is exercised in full, our net tangible book value as of March 31, 2010 (after giving effect to the conversion of our preferred shares and the issuance of shares pursuant to the exercise of options for sale in this offering, and this offering) would have been $62.2 million and $1.81 per outstanding ordinary share. This represents an immediate dilution in proforma net tangible book value of $11.19 per ordinary share to new investors in this offering.

The proforma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a proforma basis as of March 31, 2010 (assuming the conversion of all our outstanding preferred shares into ordinary shares and the exercise of share options by certain of our selling shareholders for sale in this offering occurred on such date), the differences between the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share that existing shareholders paid for their shares and new investors paid at an assumed initial public offering price of $13.00 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Ordinary Shares Purchased(1)		Total Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing shareholders	30,208,368	88.7%	$54,259,842	52.3%	$1.80
New investors	3,846,154	11.3	50,000,002	47.7	13.00

Total	34,054,522	100.0%	$104,259,844	100.0%	$3.06

Note: (1)	Assuming the conversion of all outstanding preferred shares into ordinary shares occured on March 31, 2010.

A $1.00 increase/(decrease) in the assumed initial public offering price of $13.00 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase/(decrease) total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per ordinary share by $3.8 million, $3.8 million and $0.11, respectively, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of any outstanding share options other than such options to be exercised by certain of our selling shareholders effective upon completion of this offering. As of the date of this prospectus, there were 2,177,532 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $1.52 per share (excluding those outstanding share options to be exercisable by certain of our selling shareholders effective upon completion of this offering), and there were ordinary shares available for future issuance upon the exercise of future grants under our equity option plan. To the extent that any of these options is exercised, there will be further dilution to new investors.

EXCHANGE RATES

Our consolidated financial statements and other financial data included in this prospectus are presented in US dollars. Our business and operations are primarily conducted in India through our Indian subsidiary, MMT India. The functional currency of MMT India is Indian Rupees and its revenues and expenses are denominated in that currency. We report our consolidated financial results in US dollars. The conversion of Indian Rupees into US dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Indian Rupees to US dollars and from US dollars to Indian Rupees in this prospectus were made at a rate of Rs. 46.41 to $1.00, the noon buying rate in effect as of June 15, 2010. We make no representation that any Indian Rupee or US dollar amounts referred to in this prospectus could have been or could be converted into US dollars or Indian Rupees, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of other comprehensive income in our shareholders’ equity.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in The City of New York for cable transfers, in Indian Rupees per US dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Indian Rupees per US Dollar
	Noon Buying Rate
Period	Period End	Average(1)	Low	High

2005	44.95	44.05	43.05	46.26
2006	44.11	45.17	43.89	46.83
2007	39.41	41.00	38.48	44.49
2008	48.58	43.70	39.12	50.12
2009	46.40	48.22	46.00	51.96
2009:
December	46.40	46.53	46.00	46.85
2010:
January	46.08	45.89	45.35	46.35
February	46.05	46.27	45.97	46.79
March	44.95	45.45	44.94	46.01
April	44.20	44.44	44.10	44.79
May	46.31	45.77	44.46	47.49
June (through June 15, 2010)	46.41	46.79	46.40	47.08

Note: (1)	Averages for a period other than one month are calculated by using the average of the noon buying rate at the end of each month during the period. Monthly averages are calculated by using the average of the daily noon buying rates during the relevant month.

Source:	Federal Reserve Statistical Release.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of comprehensive income and loss data for the fiscal years 2008, 2009 and 2010, and the selected consolidated statement of financial position data as of March 31, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of financial position data as of March 31, 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

These are our first consolidated financial statements. Prior to initiation of this offering, we had not prepared consolidated financial statements. Our India-incorporated and Delaware-incorporated operating subsidiaries prepare financial statements in accordance with Indian Generally Accepted Accounting Principles, or Indian GAAP, and United States Generally Accepted Accounting Principles, or US GAAP, respectively. We have adopted IFRS as issued by the IASB with a transition date of April 1, 2007 and have prepared consolidated financial statements with effect from that date. We represent that selected financial data for fiscal years 2006 and 2007 cannot be prepared and presented below in accordance with IFRS as issued by the IASB without incurring unreasonable effort or expense, as, among other things, our subsidiaries would have to convert their respective financial statements from Indian GAAP to IFRS and from US GAAP to IFRS, in order for the historical financial data to be extracted.

	Fiscal Year Ended March 31
	2008	2009	2010
	(in thousands, except per share data
	and number of shares)

Consolidated Statement of Comprehensive Income (Loss) Data:
Revenue:
Air ticketing	$14,091.4	$19,225.1	$32,119.5
Hotels and packages	24,189.4	48,622.8	50,287.9
Other revenue	50.1	703.8	1,152.8

Total revenue	38,330.9	68,551.7	83,560.2
Service cost:
Procurement cost of hotels and packages services	(21,823.8)	(43,069.2)	(42,292.2)
Purchase of air ticket coupons	(—)	(491.8)	(985.5)
Personnel expenses	(8,459.2)	(9,679.8)	(16,562.0)
Other operating expenses	(23,229.0)	(24,369.9)	(28,160.5)
Depreciation and amortization	(1,107.5)	(1,558.7)	(1,569.7)

Results from operating activities	(16,288.7)	(10,617.6)	(6,009.8)
Net finance income (costs)	(2,611.2)	3,244.1	(188.8)

Loss before tax	(18,899.8)	(7,373.5)	(6,198.6)
Income tax benefit (expense)	4.5	25.3	(8.4)

Loss for the year	$(18,895.4)	$(7,348.2)	$(6,207.0)

	Fiscal Year Ended March 31
	2008	2009	2010
	(in thousands, except per share data
	and number of shares)

Loss per ordinary share:
Basic	$(1.08)	$(0.42)	$(0.35)
Diluted	$(1.08)	$(0.55)	$(0.35)
Weighted average number of ordinary shares outstanding:
Basic	17,437,120	17,437,120	17,521,120
Diluted	17,437,120	20,403,420	17,521,120
Proforma loss per ordinary share (basic and diluted)(1) (unaudited)	$(0.59)	$(0.38)	$(0.18)
Proforma weighted average number of ordinary shares outstanding (basic and diluted)(1) (unaudited)	26,980,680	29,761,580	29,845,580

Note: (1)	In December 2006, August 2007 and May 2008, we issued Series A, Series B and Series C preferred shares, respectively, that will convert into ordinary shares effective upon the completion of this offering. Our proforma loss per ordinary share (basic and diluted) and proforma weighted average number of ordinary shares outstanding (basic and diluted) have been calculated assuming that the conversion of all our outstanding preferred shares occurred on a “hypothetical basis” on April 1, 2007 for our Series A and Series B preferred shares and April 1, 2008 for our Series C preferred shares.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2008, 2009 and 2010:

	As of March 31
	2008	2009	2010
	($ in thousands)

Consolidated Statement of Financial Position Data:
Trade and other receivables	$9,852.8	$5,428.2	$12,449.5
Term deposits	7,346.3	16,038.9	14,471.4
Cash and cash equivalents	3,775.5	5,471.6	9,341.5
Total assets	33,226.6	37,898.2	50,633.5
Total equity (deficit) attributable to equity holders of our company	(17,244.6)	(27,237.5)	(24,955.4)
Loans and borrowings(1)	24,198.1	39,712.5	40,966.9
Trade and other payables	12,321.1	13,440.1	26,467.0
Total liabilities	50,468.1	65,131.6	75,584.5
Total equity (deficit) and liabilities	$33,226.6	$37,898.2	$50,633.5

Note: (1)	The preferred shares issued by us are compound financial instruments with equity, liability and embedded derivative components. Accordingly, the liability portion of our preferred shares amounting to $24.1 million, $39.6 million and $40.8 million for fiscal years 2008, 2009 and 2010, respectively, has been included under our loans and borrowings. All our preferred shares will convert into ordinary shares effective upon the completion of this offering.

Other Data:

The following table sets forth for the periods indicated, certain selected consolidated financial and other data:

	Fiscal Year Ended March 31
	2008	2009	2010
	(in thousands, except percentages)

Number of transactions:
Air ticketing	1,029.1	1,250.8	1,766.9
Hotels and packages	36.9	81.3	109.7
Revenue less service cost(1):
Air ticketing	$14,091.4	$18,733.3	$31,134.0
Hotels and packages	2,365.6	5,553.6	7,995.7
Other revenue	50.1	703.8	1,152.8

	$16,507.1	$24,990.7	$40,282.5

Gross bookings(2):
Air ticketing	$198,799.6	$260,945.1	$408,603.1
Hotels and packages	26,489.7	52,365.7	57,273.1
Net revenue margins(3):
Air ticketing	7.1%	7.2%	7.6%
Hotels and packages	8.9%	10.6%	14.0%

Notes: (1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	March 31			March 31			March 31			March 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in thousands)

Revenue	$14,091.4	$19,225.1	$32,119.5	$24,189.4	$48,622.8	$50,287.9	$50.1	$703.8	$1,152.8	$38,330.9	$68,551.7	$83,560.2

Less:

Service cost	—	491.8	985.5	21,823.8	43,069.2	42,292.2	—	—	—	21,823.8	43,561.0	43,227.7

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$2,365.6	$5,553.6	$7,995.7	$50.1	$703.8	$1,152.8	$16,507.1	$24,990.7	$40,282.5

(2)	Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(3)	Net revenue margins is defined as revenue less service cost as a percentage of gross bookings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated and Other Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the largest online travel company in India, based on gross bookings for 2009, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. According to McKinsey, the Indian middle class is expected to grow over ten times from 50 million people in 2005 (approximately 5% of the total Indian population) to 583 million people by 2025 (approximately 41% of the total Indian population). In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India.

We generate revenue through two main lines of business, air ticketing, and hotels and packages. Sales in our air ticketing business are primarily made through our websites whereas sales in our hotels and packages business are made mainly through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third party advertisements on our websites.

In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees from our GDS service provider. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business are classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	March 31			March 31			March 31			March 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in thousands, except percentages)

Revenue	$14,091.4	$19,225.1	$32,119.5	$24,189.4	$48,622.8	$50,287.9	$50.1	$703.8	$1,152.8	$38,330.9	$68,551.7	$83,560.2
Less:
Service cost	—	491.8	985.5	21,823.8	43,069.2	42,292.2	—	—	—	21,823.8	43,561.0	43,277.7

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$2,365.6	$5,553.6	$7,995.7	$50.1	$703.8	$1,152.8	$16,507.1	$24,990.7	$40,282.5

% of total revenue less service cost	85.4%	75.0%	77.3%	14.3%	22.2%	19.8%	0.3%	2.8%	2.9%	100.0%	100.0%	100.0%

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are revenue less service cost, gross bookings and net revenue margins.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and as we do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets are classified as service cost.

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business are classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, as we believe this reflects more accurately the value addition of the travel services that we provide to our customers.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

Net revenue margins is defined as revenue less service cost as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and net revenue margins for our air ticketing business, and hotels and packages business for our last three fiscal years.

	Fiscal Year Ended March 31
	2008	2009	2010

Number of transactions (in thousands):
Air ticketing	1,029.1	1,250.8	1,766.9
Hotels and packages	36.9	81.3	109.7
Gross bookings (in thousands):
Air ticketing	$198,799.6	$260,945.1	$408,603.1
Hotels and packages	26,489.7	52,365.7	57,273.1

	$225,289.3	$313,310.8	$465,876.2

Net revenue margins:
Air ticketing	7.1%	7.2%	7.6%
Hotels and packages	8.9%	10.6%	14.0%
Combined net revenue margin for air ticketing and hotels and packages	7.3%	7.8%	8.4%

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Net Revenue Margins.  Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. In our experience, the commission rate paid by airlines to travel agents has generally been decreasing and we expect this trend to continue. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines do not earn fees from GDSs.

These trends have prompted Indian travel agents, including our company, to increase the amount of service fees charged to customers and the number of services for which fees are levied. As a result, although commissions in the air ticketing business are facing downward pressures in the industry, our air ticketing net revenue margins increased from 7.1% in fiscal year 2008 to 7.2% and 7.6% in fiscal years 2009 and 2010, respectively. In addition, many of our Indian airline suppliers also paid incentive fees to travel agents such as ourselves during the economic slowdown in the second half of fiscal year 2008 and most of fiscal year 2009 in order to improve their sales. In fiscal year 2010, we also secured certain incentive fees from airlines which contributed to the increase in our air ticketing net revenue margins. However, as the outlook for the economy improves and demand for air tickets increases, airlines may be less reliant on distribution by travel agents in the future.

The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. Our net revenue margins in this business have increased from 8.9% in fiscal year 2008 to 10.6% and 14.0% in fiscal years 2009 and 2010, respectively, as our number of transactions and gross bookings increased over the last three fiscal years and we were able to negotiate more favorable terms with our suppliers. We are focused on expanding our hotels and packages business, and our hotels and packages transactions have more than doubled over the last three fiscal years, increasing from 36,944 transactions in fiscal year 2008 to 109,672 transactions in fiscal year 2010. Gross bookings for hotels and packages have increased from $26.5 million in fiscal year 2008 to $57.3 million in fiscal year 2010. However, while our hotels and packages transactions increased by 34.8% in fiscal year 2010 compared with fiscal year 2009, the value of our gross bookings for hotels and packages increased at a slower rate during the same period primarily because we sold more domestic packages in fiscal year 2010, which tend to have lower values as compared to international packages. Revenue less service cost from our hotels and packages business accounted for 14.3%, 22.2% and 19.8% of our total revenue less service cost in fiscal years 2008, 2009 and 2010, respectively.

Seasonality in the Indian Travel Industry.  We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season in India. In our air ticketing business, we tend to experience higher revenues in the third and fourth calendar quarters of each year and lower revenue in the first calendar quarter, mainly as a result of changes in demand for business travel.

Advertising and Business Promotion Expenses.  Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses or lower our service fees in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as well as personnel expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry.  Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;

•	increased Internet penetration (particularly broadband penetration) in India;

•	increased use of the Internet for commerce in India; and

•	intensive competition from new and existing market entrants, particularly in the Indian online travel industry.

See “Industry Overview” for further information.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We started our business in 2000 with a focus on the sales of air tickets to non-resident Indians in the United States traveling inbound to India. In 2005 we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites.

Air Ticketing.  We earn commissions from airlines for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service provider based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

Hotels and Packages.  Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which is recorded on a “net” basis. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

Other Revenue.  Our other revenue primarily comprises revenue from third-party advertising on our websites, and commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as Apollo Munich Health Insurance Company Limited (previously known as Apollo DKV Insurance Company Limited) for our facilitation of the access to travel insurance. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them. We expect that revenue from these other businesses will continue to contribute an insignificant percentage of our revenue in the near future.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets are classified as service cost.

The following table sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue during our last three fiscal years.

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	March 31			March 31			March 31			March 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in thousands)

Revenue on gross basis	$—	$578.7	$1,110.2	$23,937.1	$48,101.0	$48,724.2	$—	$—	$—	$23,937.1	$48,679.7	$49,946.3
Revenue on net basis	14,091.4	18,646.4	31,009.3	252.3	521.8	1,563.7	50.1	703.8	1,152.8	14,393.8	19,872.0	33,613.9

Revenue	14,091.4	19,225.1	32,119.5	24,189.4	48,622.8	50,287.9	50.1	703.8	1,152.8	38,330.9	68,551.7	83,560.2
Less:
Service cost	—	491.8	985.5	21,823.8	43,069.2	42,292.2	—	—	—	21,823.8	43,561.0	43,277.7

Revenue less service cost	$14,091.4	$18,733.3	$31,134.0	$2,365.6	$5,553.6	$7,995.7	$50.1	$703.8	$1,152.8	$16,507.1	$24,990.7	$40,282.5

Personnel Expenses

Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and employee share-based compensation.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, advertising and business promotion expenses, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including website development expenses and software.

Finance Income

Finance income consists mainly of net gains and/or losses arising from the change in fair value of the derivative component on our preferred shares (being the option embedded in our preferred shares which obliges our company to issue additional preferred shares to existing preferred shareholders if we subsequently issue new preferred shares at lower prices than the original issue prices of the existing preferred shares of the same class) as well as interest income on our term deposits.

Finance Costs

Finance costs consist primarily of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges as well as impairment loss on trade and other receivables, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as receivables under dispute by our suppliers.

Foreign Currency Translation

Our functional currency and that of our subsidiary, MakeMyTrip.com Inc., is the US dollar. However, MMT India, our key operating subsidiary, primarily operates its business in Indian Rupees and its functional currency is the Indian Rupee. We report our consolidated financial statements in US dollars. The financial statements of MMT India are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of MMT India’s financial statements from its functional currency to our reporting currency are accumulated and reported as other comprehensive income/(loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors and audit committee. For more information on each of these policies, see “Note 3 — Significant Accounting Policies” in the notes to our consolidated financial statements.

Revenue Recognition

We derive our revenue primarily from two sources: air ticketing and hotels and packages.

Revenue from our air ticketing business is primarily generated from our websites whereas revenue from our hotels and packages business is primarily generated through call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third party advertisements on our websites.

Air Ticketing.  Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. We recognize income from our air ticket bookings at the time of issuance of tickets on the net commission we earn as an agent as we do not assume any performance obligation after the confirmation of the issuance of the air tickets to our customers. In cases where we pre-purchase air tickets and assume inventory risk, revenue from the sale of such tickets are accounted for on a “gross” basis. The costs of such air tickets are classified as service cost.

Hotels and Packages.  Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for hotels outside India, which are accounted for on a “net” basis. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively.

Other Revenue.  We also generate revenue from third party advertisements on our websites, earn commissions and fees from railway and bus operators and earn fees by facilitating access to travel insurance policies to our customers. Income from these other sources is recognized as the services are being performed.

We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectibility is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when the services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue and upon the date of departure and upon check-in in the case of packages and hotels, respectively. As the customer is primarily required to pay the amount at the time of transaction, collectibility is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No major estimates or assumptions are made at the time of revenue recognition.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of hotels and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services. Service costs also include costs of pre-purchased air tickets in respect of sale of airline tickets where our company assumes inventory risks.

Service costs are the amount paid or accrued against procurement of these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.

Other operating costs include costs such as advertising and business promotion costs, payment gateway charges, web hosting charges and outsourcing fees, which are recognized on an accrual basis. Depreciation and amortization costs are amortized over the estimated useful lives of the assets.

Advertising and business promotion costs are primarily comprised of internet, television, radio and print media advertisement costs, as well as event-driven promotion costs for our company’s products and services. Such costs are the amounts paid by us to or accrued by us toward advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Accounting Estimates

While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period.

Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Any changes in estimates are recognized prospectively. Certain of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Impairment Loss on Trade and Other Receivables

We estimate the amount of uncollectible receivables each period and establish an impairment loss for uncollectible amounts. We provide impairment loss based on (i) our specific assessment of the collectability of all significant amounts; and (ii) any specific knowledge we have acquired that might indicate that an amount is uncollectible. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period.

Share-based Payment Transactions

Our employees receive remuneration in the form of equity instruments for rendering services over a defined vesting period. The value of equity instruments granted to our employees is measured by reference to the fair value of the instrument at the relevant date of grant. We record an expense for the value of such equity instruments granted and record an increase to our equity.

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

We apply the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility of comparable companies for the period equal to the expected term of the options. Expected dividends percentage is taken as zero as we do not anticipate issuing dividends. The risk-free interest rate is the yield on a treasury bonds with a remaining term equal to the expected option life assumed at the date of grant. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate stock-based compensation expense net of estimated forfeitures. In determining the estimated forfeiture rates for stock-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

In the future, if we elect to use different assumptions under the Black-Scholes valuation model, it could result in a significantly different impact on our net income or loss.

Estimated Useful Lives of Property, Plant and Equipment and Website Development Cost

Property, plant and equipment.  In accordance with International Accounting Standards, or IAS, 16, “Property, Plant and Equipment,” we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may have to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

Website development cost.  Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance is charged to expense as incurred.

We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

Income Tax

Income tax comprises current and deferred tax. Income tax expense is recognized in our profit or loss, except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

Current Income Tax.  As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which may only be resolved over extended time periods. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

Current income tax for our current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly.

Deferred Income Tax.  We recognize deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences as of the relevant reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carry forward periods available to us for tax reporting purposes, as well as other relevant factors. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law or variances between our actual and anticipated operating results, we assess the likelihood of future realization of our deferred tax assets based on our judgments and estimates. Therefore, actual income taxes could materially vary from these judgments and estimates.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.

Compound Financial Instruments

Compound financial instruments issued by our company comprise our convertible and redeemable preferred shares with a discretionary, non-cumulative dividend that may be converted into our ordinary share capital at the option of the holder. Our preferred shares comprise equity, liability and embedded derivative components. One preferred share is convertible into one ordinary share. As our preferred shares contain adjustment clauses that represent price protection features which protect the original preferred shareholders from decline in the fair market value of their shares, our company may have to issue a variable number of ordinary shares on conversion and hence this represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, as the initial carrying amount of our preferred shares (which are compound financial instruments) has been allocated to their equity and liability components, the equity component has been assigned the residual amount after deducting the amount separately determined for their liability component from the entire fair value of our preferred shares. The value of derivative features (such as the conversion option) embedded in our preferred shares is included as a component of liability. The sum of the carrying amounts assigned to the liability and equity components on initial recognition was equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss was recognized from initially recording the components of the instrument.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued.

The equity component has been recognized initially based on the difference between the fair value of our preferred shares as a whole and the fair value of their liability component (including the embedded derivative liability). From the liability component that included the embedded derivative liability, the fair value of the derivative liability has been separated and the balance has been accounted for as a non-derivative liability. Any directly attributable transaction costs have been allocated to the liability and equity components of our preferred shares in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of our preferred shares has been measured at their amortized cost using an “effective interest” method. The equity component of our preferred shares is not re-measured subsequent to its initial recognition. Separable embedded derivatives in our preferred shares are recognized as described below in “— Separable Embedded Derivatives.”

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti-dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of funds to be raised from an initial public offering or private placement, probability of conversion or redemption of the convertible and redeemable preference shares. The assumptions used in calculating the fair value of derivative liability represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our fair value of derivative liability could be materially different in the future.

Interest, dividends, losses and gains relating to the liability component of our preferred shares have been recognized in our profit or loss.

Separable Embedded Derivatives

Our preferred shares include a variable conversion feature which represents an embedded derivative feature. Such derivatives have been recognized initially at their fair value and attributable transaction costs are recognized in our profit or loss as they are incurred. Fair value of the derivatives have been determined on the date of issuance of our preferred shares using an appropriate valuation method. Subsequent to initial recognition, such derivatives have been measured at their fair value, and any changes in such value are accounted for in our profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31
	2008		2009		2010
	Amount	%	Amount	%	Amount	%
	(in thousands)		(in thousands)		(in thousands)

Revenue	$38,330.9	100.0	$68,551.7	100.0	$83,560.2	100.0
Service cost	(21,823.8)	(56.9)	(43,561.0)	(63.5)	(43,277.7)	(51.8)
Personnel expenses	(8,459.2)	(22.1)	(9,679.8)	(14.1)	(16,562.0)	(19.8)
Other operating expenses	(23,229.0)	(60.6)	(24,369.9)	(35.5)	(28,160.5)	(33.7)
Depreciation and amortization	(1,107.5)	(2.9)	(1,558.7)	(2.3)	(1,569.7)	(1.9)
Results from operating activities	(16,288.7)	(42.5)	(10,617.6)	(15.5)	(6,009.8)	(7.2)
Finance income	860.5	2.2	6,293.7	9.2	1,874.2	2.2
Finance costs	(3,471.7)	(9.1)	(3,049.6)	(4.4)	(2,062.9)	(2.5)
Loss before tax	(18,899.8)	(49.3)	(7,373.5)	(10.8)	(6,198.6)	(7.4)
Income tax benefit (expense)	*	*	25.3	0.03	(8.4)	*
Loss for the year	(18,895.4)	(49.3)	(7,348.2)	(10.7)	(6,207.0)	(7.4)

*  not meaningful.

Fiscal Year 2010 Compared to Fiscal Year 2009

Revenue.  We had revenue of $83.6 million in fiscal year 2010, an increase of 21.9% over revenue of $68.6 million in fiscal year 2009.

Air Ticketing.  Revenue from our air ticketing business increased by 67.1% to $32.1 million in fiscal year 2010 from $19.2 million in fiscal year 2009. Our gross bookings increased by 56.6%, primarily due to a 41.3% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share, and a 10.8% increase in the average value per transaction. Contributing to our revenue increase was also an improvement in our air ticketing net revenue margins from 7.2% in fiscal year 2009 to 7.6% in fiscal year 2010. The improvement in our air ticketing net revenue margins was mainly due to incentive fees paid to us from certain airlines, better commissions from certain consolidators and higher per-segment revenue earned from our GDS service provider in fiscal year 2010.

Hotels and Packages.  Revenue from our hotels and packages business increased by 3.4% to reach $50.3 million in fiscal year 2010 from $48.6 million in fiscal year 2009. Revenue increased at a slower rate as our hotels and packages gross bookings increased by 9.4% due to a reduction in average value per transaction by 18.9% from $644 in fiscal year 2009 to $522 in fiscal year 2010, as we sold more domestic packages in fiscal year 2010, which tend to have lower values as compared to international packages. Revenue less service cost from our hotels and packages business increased by 44.0% from $5.6 million in fiscal year 2009 to $8.0 million in fiscal year 2010, primarily due to a 34.8% increase in the number of hotels and packages transactions as well as higher net revenue margins of 14.0% in fiscal year 2010 compared to 10.6% in fiscal year 2009, as we were able to negotiate better rates with travel suppliers as our volumes increased.

Other Revenue.  Our other revenue increased by 63.8% to $1.2 million in fiscal year 2010 from $0.7 million in fiscal year 2009, primarily as our advertising revenue more than doubled from sales of third-party advertisement space on our websites (a sales initiative we started in fiscal year 2009), and we earned

$0.2 million in revenue from our rail and bus services in fiscal year 2010, compared to $0.01 million from our bus services in fiscal year 2009. We commenced the sale of rail tickets in June 2009.

Service Cost.  Service cost decreased slightly to $43.3 million in fiscal year 2010 from $43.6 million in fiscal year 2009, primarily as a result of a decrease in procurement cost for our hotel and packages services from $43.1 million in fiscal year 2009 to $42.3 million in fiscal year 2010 as we managed to negotiate better rates with our suppliers, partially offset by an increase in costs associated with the pre-purchase of air ticket inventory from $0.5 million in fiscal year 2009 to $1.0 million in fiscal year 2010.

Total Revenue Less Service Cost.  Our total revenue less service cost increased by 61.2% to $40.3 million in fiscal year 2010 from $25.0 million in fiscal year 2009, primarily as a result of a 66.2% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions and the increase in commissions due to the increase in the value per transaction and higher net revenue margins, as well as a 44.0% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions and our net revenue margins.

Personnel Expenses.  Personnel expenses increased by 71.1% to $16.6 million in fiscal year 2010 from $9.7 million in fiscal year 2009, mainly as result of a significant increase in our employee share-based compensation costs which were $6.8 million in fiscal year 2010, compared with $0.4 million in fiscal year 2009. This increase arose from grants of fully-vested employee share options in the first quarter of fiscal year 2010, both as a result of options issued under our 2001 equity option plan and grants intended to replace prior options granted under MMT India’s share option plan. The total of the remaining personnel expenses (which excludes our employee share-based compensation costs) increased by 5.7% in fiscal year 2010 primarily due to an increase in bonus accruals from $0.9 million in fiscal year 2009 to $1.6 million in fiscal year 2010, partly offset by a reduction in the overall average headcount during the fiscal year.

Other Operating Expenses.  Other operating expenses increased by 15.6% to $28.2 million in fiscal year 2010 from $24.4 million in fiscal year 2009, primarily as a result of higher outsourcing fees of $4.3 million in fiscal year 2010 compared with $3.1 million in fiscal year 2009 as we outsourced most of our call center operations and back office fulfillment functions in fiscal year 2010. We entered into an agreement with Intelenet Global Services, our second outsourcing service provider, in March 2009. In fiscal year 2010, we also recorded increases in payment gateway charges and advertising and business promotion expenses in line with the growth in our business.

Depreciation and Amortization.  Our depreciation and amortization expenses remained almost constant at $1.6 million in fiscal years 2009 and 2010.

Results from Operating Activities.  As a result of the foregoing factors, our results from operating activities improved from a loss of $(10.6) million in fiscal year 2009 to a loss of $(6.0) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded an operating loss of $(10.2) million in fiscal year 2009 and an operating profit of $0.8 million in fiscal year 2010.

Finance Income.  Our finance income decreased significantly to $1.9 million in fiscal year 2010 from $6.3 million in fiscal year 2009, primarily as a result of the reduction of the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares to $0.3 million in fiscal year 2010 from $5.0 million in fiscal year 2009 due to a reduction in the value of the anti-dilution option embedded in our preferred shares, partially offset by higher interest rates earned on our term deposits. The value of the option embedded in our preferred shares was reduced due to a lower probability of the anti-dilution option being exercised as we commenced preparation for our initial public offering.

Finance Costs.  Our finance costs decreased by 32.4% to $2.1 million in fiscal year 2010 from $3.0 million in fiscal year 2009, primarily as our impairment loss on trade and other receivables was reduced to $0.04 million in fiscal year 2010 from $1.0 million in fiscal year 2009. Our impairment loss on trade and other receivables in fiscal year 2009 included receivables under dispute with certain airlines as well as outstanding receivables due from Abacus after we terminated our contract with them.

Income Tax Benefit (Expense).  Our company had an income tax benefit of $25,291 for fiscal year 2009. Our income tax expense for fiscal year 2010 was $8,428. Our company had unrecognized deferred tax assets of $13.1 million as of March 31, 2010. We have not recognized deferred tax benefits in respect of the cumulative tax losses of our Indian subsidiary, MMT India, as it has a limited history of taxable profits. We shall recognize a deferred tax asset in respect of such cumulative tax losses when it is probable that MMT India will be able to realize such tax losses. Under Indian tax laws, tax losses are permitted to be carried forward for a period of eight years and tax depreciation is permitted to be carried forward for an indefinite period.

Loss for the Year.  As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our loss for the year improved from a loss of $(7.3) million in fiscal year 2009 to a loss of $(6.2) million in fiscal year 2010. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded a net loss of $(6.9) million in fiscal year 2009 and a net profit of $0.6 million in fiscal year 2010.

Fiscal Year 2009 Compared to Fiscal Year 2008

Revenue.  We had revenue of $68.6 million in fiscal year 2009, an increase of 78.8% over revenue of $38.3 million in fiscal year 2008.

Air Ticketing.  Revenue from our air ticketing business increased by 36.4% to $19.2 million in fiscal year 2009 from $14.1 million in fiscal year 2008, primarily due to an increase of 31.3% in gross bookings. Our air ticketing net revenue margins have remained relatively stable in both periods. The increase in gross bookings was due to a 21.5% increase in the number of transactions by our customers and an 8.0% increase in the value per transaction.

Hotels and Packages.  Revenue from our hotels and packages business more than doubled to reach $48.6 million in fiscal year 2009 from $24.2 million in fiscal year 2008 in line with the increase in our gross bookings. Revenue less service cost from our hotels and packages business also more than doubled from $2.4 million in fiscal year 2008 to $5.6 million in fiscal year 2009, as a result of the increase in our gross bookings and also higher net revenue margins of 10.6% in fiscal year 2009 compared to 8.9% in fiscal year 2008, as we were able to negotiate better rates with travel suppliers as our volumes increased. We believe that the expansion of our hotels and packages business was mainly because of our improved brand recognition in this business as a result of increased marketing efforts in fiscal year 2008.

Other Revenue.  Our other revenue increased significantly to $0.7 million in fiscal year 2009 from $0.05 million in fiscal year 2008, primarily because we commenced the facilitation of online access to travel insurance in conjunction with Apollo Munich Health Insurance Company Limited in April 2008 and we began to sell advertisement space on our websites to third parties.

Service Cost.  Service cost doubled to $43.6 million in fiscal year 2009 from $21.8 million in fiscal year 2008, primarily as a result of an increase in transaction volumes in our hotels and packages business. We also incurred $0.5 million in costs for the pre-purchase of air ticket inventory in fiscal year 2009.

Total Revenue Less Service Cost.  Our total revenue less service cost increased by 51.4% to $25.0 million in fiscal year 2009 from $16.5 million in fiscal year 2008, primarily as a result of the significant increase in our hotels and packages revenue less service cost, which more than doubled, as well as an increase of 32.9% in our air ticketing revenue less service cost in line with gross bookings in our air ticketing business.

Personnel Expenses.  Personnel expenses increased by 14.4% to $9.7 million in fiscal year 2009 from $8.5 million in fiscal year 2008, mainly as result of higher wage, salary and welfare costs in line with the expansion of our business. We increased wages by 12.3% between fiscal years 2008 and 2009 and our average number of employees also increased marginally from 747 to 754 despite the transfer of certain call center employees to our outsourcing service provider, IBM Daksh. We expect our employee share-based compensation to increase significantly in fiscal year 2010, due to grants of fully-vested employee share options in the first fiscal quarter of the year.

Other Operating Expenses.  Other operating expenses increased by 4.9% to $24.4 million in fiscal year 2009 from $23.2 million in fiscal year 2008, primarily because we incurred $3.1 million in outsourcing fees in fiscal year

2009 as we began to outsource our call center service and certain back office fulfillment functions that year, and also due to increases in payment gateway charges in line with the growth in our business. These increases in expenses were partially offset by a reduction in advertising and business promotion expenses in fiscal year 2009.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 40.7% to $1.6 million in fiscal year 2009 from $1.1 million in fiscal year 2008, primarily as result of leasehold improvements, the additions of computers and office furniture and equipment as well as motor vehicles, and the acquisition of more software, in line with the expansion of our business.

Results from Operating Activities.  As a result of the foregoing factors, our results from operating activities improved from a loss of $(16.3) million in fiscal year 2008 to a loss of $(10.6) million in fiscal year 2009.

Finance Income.  Our finance income increased significantly to $6.3 million in fiscal year 2009 from $0.9 million in fiscal year 2008, primarily as a result of the recognition of a net gain arising from the change in fair value of the embedded derivative component of our preferred shares of $5.0 million in fiscal year 2009 due to a reduction in the value of the option embedded in our preferred shares, as well as high interest earned on one of our new term deposits and an increase in the total amount of our interest-earning term deposits. The value of the option embedded in our preferred shares was reduced due to the change in probability of raising funds in fiscal year 2009. This reduction therefore resulted in a reduction of the derivative liability amount as of March 31, 2009, thereby resulting in a gain in finance income in fiscal year 2009. Our term deposits increased to $16.0 million in fiscal year 2009 from $7.3 million in fiscal year 2008, representing mainly the proceeds from the issuance of our Series C preferred shares in May 2008.

Finance Costs.  Our finance costs decreased by 12.2% to $3.0 million in fiscal year 2009 from $3.5 million in fiscal year 2008, primarily as a result of the recognition of a net loss arising from the change in fair value of the embedded derivative component of our preferred shares of $2.1 million in fiscal year 2008 compared to a net gain in fiscal year 2009, as the value of the option embedded in our preferred shares was higher in fiscal year 2008. The decrease in finance costs was partially offset by an impairment loss on trade and other receivables of $1.0 million in fiscal year 2009, a significant increase over fiscal year 2008. This was principally caused by the termination of our GDS contract with Abacus in March 2009, resulting in a provision for outstanding receivables of $0.4 million due to us from Abacus, as well as a total of $0.6 million in receivables under dispute with certain of our airline suppliers.

The “mark to market” liability value of the option embedded in our Series B preferred shares increased due to higher probability of raising funds as of March 31, 2008, resulting in a higher charge recorded in our income statement. At that time, we were already in negotiations to raise more capital and funds were raised through the issuance of our Series C preferred shares in May 2008.

Loss for the Year.  As a result of the foregoing factors, our loss for the year improved from a loss of $(18.9) million in fiscal year 2008 to a loss of $(7.3) million in fiscal year 2009.

Our Selected Quarterly Results of Operations

The following table presents our unaudited selected consolidated quarterly results of operations for the five fiscal quarters in the period ended March 31, 2010. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited selected consolidated financial information has been derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited selected consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarter or for a full year. There are many factors, including those discussed under “Risk Factors,” that could have a material adverse effect on our business and operating results.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010
	(unaudited)
	(in thousands, except per share data)

Revenue:
Air ticketing	$5,464.3	$7,816.7	$7,338.8	$8,380.0	$8,584.0
Hotels and packages	8,819.0	14,558.1	9,383.8	14,115.0	12,231.0
Other revenue	271.7	252.2	241.8	351.0	307.9

Total revenue	14,555.1	22,627.0	16,964.4	22,846.0	21,122.8
Service cost:
Procurement cost of hotels and packages services	(7,448.9)	(12,360.4)	(7,857.0)	(11,808.3)	(10,266.5)
Purchase of air ticket coupons	(491.8)	(759.5)	(12.0)	(183.9)	(30.0)
Personnel expenses	(2,269.6)	(8,774.9)	(2,419.1)	(2,436.2)	(2,931.7)
Other operating expenses	(5,854.4)	(5,996.6)	(6,115.0)	(7,360.3)	(8,688.6)
Depreciation and amortization	(369.4)	(364.5)	(382.9)	(402.3)	(420.0)

Results from operating activities	(1,879.1)	(5,628.9)	178.4	654.8	(1,214.1)
Net finance income (costs)	(946.7)	46.5	(159.3)	(20.0)	(56.0)

Profit (Loss) before tax	(2,825.8)	(5,582.3)	19.1	634.8	(1,270.1)
Income tax benefit (expense)	25.3	(3.4)	—	0.5	(5.6)

Profit (Loss) for the period	$(2,800.5)	$(5,585.7)	$19.1	$635.4	$(1,275.7)

Profit (Loss) per ordinary share:
Basic	$(0.16)	$(0.32)	$0.001	$0.04	$(0.07)
Diluted	$(0.16)	$(0.32)	$0.001	$0.02	$(0.07)

The following table presents certain unaudited selected consolidated financial and operating data for the five fiscal quarters in the period ended March 31, 2010.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2009	2009	2009	2009	2010
		(unaudited)
		(in thousands, except percentages)

Number of transactions:
Air ticketing	350.2	350.4	460.8	477.3	478.4
Hotels and packages	21.6	26.1	22.2	33.3	28.0
Revenue less service cost:
Air ticketing	$4,972.6	$7,057.2	$7,326.8	$8,196.1	$8,553.9
Hotels and packages	1,370.1	2,197.7	1,526.8	2,306.6	1,964.5
Other revenue	271.7	252.2	241.8	351.0	307.9

	$6,614.4	$9,507.1	$9,095.4	$10,853.7	$10,826.3

Gross bookings:
Air ticketing	$60,771.3	$89,539.4	$94,208.8	$106,964.9	$117,889.9
Hotels and packages	9,763.9	16,112.9	10,598.3	16,440.8	14,121.0

	$70,535.2	$105,652.3	$104,807.1	$123,405.7	$132,010.9

Net revenue margins:
Air ticketing	8.2%	7.9%	7.8%	7.7%	7.3%
Hotels and packages	14.0%	13.6%	14.4%	14.0%	13.9%
Combined net revenue margin for air ticketing and hotels and packages	9.0%	8.8%	8.4%	8.5%	8.0%

Revenue from our air ticketing business has experienced continued growth since the fourth quarter of fiscal year 2009, except for the second quarter of fiscal year 2010. Our air ticketing revenue increased significantly in the first quarter of fiscal year 2010 compared to the fourth quarter of fiscal year 2009 due to higher commissions earned as a result of an increase in air ticketing gross bookings from $60.8 million in the fourth quarter to $89.5 million in the first quarter, mainly due to an increase in domestic air ticket values, partially offset by a decrease in air ticketing net revenue margins. Our air ticketing revenue in the second quarter of fiscal year 2010 was lower than the first quarter because we sold a larger number of air tickets in the first quarter for which we had pre-purchased air tickets as we managed to secure air ticket inventory at attractive rates. Revenue from the sale of these pre-purchased air tickets was accounted for on a “gross” basis as we assumed inventory risk on such tickets. Revenue less service cost from our air ticketing business increased in all five fiscal quarters ended March 31, 2010, growing from $5.0 million in the fourth quarter of fiscal year 2009 to $8.6 million in the fourth quarter of fiscal year 2010.

We experience seasonal fluctuations in our hotels and packages segment, with revenues, number of transactions and gross bookings being higher in the first and third quarters of each fiscal year, coinciding with the summer holiday travel season and calendar year-end holiday travel season in India, respectively. Revenue less service cost from our hotels and packages business increased from $1.4 million in the fourth quarter of fiscal year 2009 to $2.0 million in the fourth quarter of fiscal year 2010, reaching $2.2 million and $2.3 million in the first and third quarters of fiscal year 2010, respectively.

Our air ticketing net revenue margins decreased from 8.2% in the fourth quarter of fiscal year 2009 to 7.9% in the first quarter of fiscal year 2010 primarily because we had secured more favorable terms from our suppliers for our United States-India inbound air tickets business in the fourth quarter of fiscal year 2009. Our air ticketing net revenue margins decreased from 7.9% in the first quarter of fiscal year 2010 to 7.3% in the fourth quarter of the same fiscal year, reflecting the reduction in service fees earned on our domestic air ticketing business.

Net revenue margins for our hotels and packages business decreased from 14.0% in the fourth quarter of fiscal year 2009 to 13.6% in the first quarter of fiscal year 2010, as our cost of procurement of services from our suppliers increased but we did not make any corresponding increase in our margins in order to stay competitive and attract more customers during the summer holiday season. Our hotels and packages net revenue margins improved to 14.4% in the second quarter of fiscal year 2010 due to a reduction in the cost of procurement of services from our suppliers as this period was the off peak season for travel and holidays. Our net revenue margins decreased from 14.4% in the second quarter of fiscal year 2010 to 13.9% in the fourth quarter of fiscal year 2010, as we reduced margins in our domestic hotels and packages business to increase our sales of domestic packages. This was partially offset by increasing our margin in our outbound hotels and packages business.

Our historical quarterly results of operations have also been impacted by our employee share-based compensation costs. Our personnel expenses of $8.8 million in the first quarter of fiscal year 2010 included $6.6 million in employee share-based compensation costs relating to grants of fully-vested employee share options awarded in that quarter, both on account of options issued under our 2001 equity option plan and options issued to replace prior options granted under MMT India’s share option plan. The overall increase in our personnel expenses was as a result of salary increases, increased contributions to defined contribution plans as well as employee welfare expenses, and in the fourth quarter of fiscal year 2010 in particular, due to an increase of $0.3 million in the final accrued bonus payment for fiscal year 2010, compared with the prior quarters of fiscal year 2010.

Other operating expenses increased from $5.9 million in the fourth quarter of fiscal year 2009 to $8.7 million in the fourth quarter of fiscal year 2010, primarily as a result of increases in advertising and business promotion expenses, except for the second quarter of fiscal year 2010. We spent less on marketing and advertisements during that particular quarter as the second quarter does not coincide with the holiday or vacation season in India and we also reduced our marketing expenditure during that quarter in respect of our United States-India inbound air ticketing business. Contributing to increases in our other operating expenses were increases in payment gateway charges due to the growth in our number of transactions. Our advertising and business promotion expenses were $3.5 million in the fourth quarter of fiscal year 2010 compared with $1.8 million in the fourth quarter of fiscal year 2009, primarily as a result of a marketing campaign we conducted in the fourth quarter of fiscal year 2010 in connection with our commencement of provision of long-haul holiday packages to the United States and Europe. Sales of such long-haul packages started in the fourth quarter of fiscal year 2010 for travel in the next fiscal quarter and as a result, we expect to recognize revenue from such sales only in the next fiscal quarter. Since the first quarter of fiscal year 2009, we have recorded quarter-on-quarter increases in our outsourcing fees as we continued to outsource more of our call center operations and back office fulfillment functions as our business grew.

Our depreciation and amortization increased from $0.37 million in the fourth quarter of fiscal year 2009 to $0.42 million in the fourth quarter of fiscal year 2010, primarily as a result of our purchases of computers, motor vehicles and computer software in fiscal year 2010. However, there was a decrease in depreciation and amortization from the fourth quarter of fiscal year 2009 to the first quarter of fiscal year 2010 mainly due to the write-off of certain fixed assets in the fourth quarter of fiscal year 2009 as a result of the discontinuation of two of our travel stores.

As a result of the foregoing, our results from operating activities, excluding the effects of employee share-based compensation costs, improved from a loss of $(1.8) million in the fourth quarter of fiscal year 2009 to a profit of $1.0 million, $0.2 million and $0.7 million in the first, second and third quarters of fiscal year 2010, respectively, but recorded a loss of $(1.1) million in the fourth quarter of fiscal year 2010.

We had net finance costs of $(0.9) million in the fourth quarter of fiscal year 2009 and net finance income of $0.05 million in the first quarter of fiscal year 2010, primarily as a result of an impairment loss on trade and other receivables of $(1.0) million in the fourth quarter of fiscal year 2009 arising out of receivables under disputes with certain airlines as well as outstanding receivables due from Abacus after we terminated our contract with Abacus. We did not record any impairment loss on trade and other receivables in the first quarter of fiscal year 2010. The impairment loss on trade and other receivables in the fourth quarter of fiscal year 2009 was partially offset by the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares of $0.3 million in the fourth quarter of fiscal year 2009, which was reduced to $0.07 million in the next fiscal quarter. The net gain recognized on the change in fair value of the embedded derivative component in our preferred shares in the fourth quarter of fiscal year 2009 was due to the reduction in value of such option from the prior fiscal quarter as a result of a lower probability of the anti-dilution option being exercised. The lower probability of such anti-dilution option being exercised was due to the likelihood of our recognizing operating cash profits in the near term which could be used to meet our funding requirements and also because of higher probability of our funding requirements being met through an initial public offering. Between the second and third quarters of fiscal year 2010, the net gain recognized on the change in fair value of the embedded derivative component of our preferred shares increased from $0.01 million to $0.2 million, as a result of a further significant decrease in the value of such embedded derivative option due to a further reduction in probability of the anti-dilution option being exercised as we recognized a profit in both the second and third quarters of fiscal year 2010. We had net finance costs of $0.2 million in the second quarter of fiscal year 2010 primarily as a result of lower finance income compared to the two previous fiscal quarters, as certain of our fixed deposits matured and we earned lower interest rates on certain of our new fixed deposits as interest rates declined during that period.

Our profit/(loss) before tax, including the effects of employee share-based compensation costs, was a loss of $(2.8) million in the fourth quarter of fiscal year 2009 and a loss of $(5.6) million in the first quarter of fiscal year 2010, improving to a profit of $0.02 million and $0.6 million in the second and third quarters of fiscal year 2010, respectively, and reducing to a loss of $(1.3) million in the fourth quarter of fiscal year 2010.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of March 31, 2010, our primary sources of liquidity were $9.3 million of cash and cash equivalents and $14.5 million in term deposits with various banks in India, which are available on demand. Such term deposits are used to secure bank overdrafts of $4.0 million as of March 31, 2010 with various banks in India, including HDFC Bank, Citibank and State Bank of India, which are used for working capital purposes.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables increased from $5.4 million as of March 31, 2009 to $12.4 million as of March 31, 2010, primarily as a result of increased receivables of $2.1 million from our GDS supplier as a result of the payment terms under our contract with our current GDS supplier. We entered into an agreement with Amadeus in February 2009 under which our service fees are paid on a semi-annual basis, compared to a quarterly basis under our contract with our previous GDS supplier. Also contributing to the increase in our trade and other receivables was an increase in trade receivables of $1.2 million mainly in performance-linked incentives due from airlines and an increase in receivables of $2.3 million due from our corporate and retail customers in line with the growth of our business. We also recorded a higher amount of interest accrued but not due on our term deposits of $1.7 million as of March 31, 2010, compared with $0.9 million as of March 31, 2009, as a result of higher interest due on one of our term deposits.

Our other current assets primarily consist of prepayments made to and deposits placed with our suppliers as well as pre-purchased inventory from our suppliers. Our other current assets increased significantly from $3.7 million in fiscal year 2009 to $7.5 million in fiscal year 2010, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business. The increase in advances to our suppliers as of March 31, 2010 as compared with March 31, 2009 was also due to a four-day bank holiday and weekend period in India from April 1 to April 4, 2010, during which we extended advances to our suppliers to take into account the increase in business during this holiday period.

We also have a secured working capital facility from HDFC Bank entered into on September 7, 2009 for cash credit of up to Rs. 100 million ($2.2 million). The cash credit is secured by an assignment of certain of our credit card receivables and charges over our current assets and fixed assets. Interest is payable monthly on the facility, at a rate of 12.25% per annum for the cash credit. Under this facility, we are required to obtain the consent of HDFC

Bank for any future secured borrowings we intend to incur. As of March 31, 2010, we had not drawn down on this facility.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers to obtain bank guarantees to secure our obligations to them. As of March 31, 2010, MMT India had obtained approximately $0.3 million in bank guarantees mainly from HDFC Bank and MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.7 million for purposes of providing guarantees to various international airlines. Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31
	2008		2009		2010
	(in millions)

Net cash from/(used in) operating activities	$(16.4)		$(3.1)		$5.2
Net cash from/(used in) investing activities	(4.4)		(11.8)		3.5
Net cash from/(used in) financing activities	14.6		14.3		(0.2)
Net increase/(decrease) in cash and cash equivalents	(6.2)		(0.6)		8.5
Cash and cash equivalents at beginning of year	3.8		(2.4)		(2.4)
Effect of exchange rate fluctuations on cash held	*		0.6		(0.7)
Cash and cash equivalents at end of year	(2.4	)(1)	(2.4	)(2)	5.3(3)

*  not meaningful.

Notes: (1)	Includes $6.2 million of bank overdrafts and excludes $7.3 million of term deposits not classified as “cash and cash equivalents.”

(2)	Includes $7.9 million of bank overdrafts and excludes $16.0 million of term deposits not classified as “cash and cash equivalents.”

(3)	Includes $4.0 million of bank overdrafts and excludes $14.5 million of term deposits not classified as “cash and cash equivalents.”

Net Cash From/(Used In) Operating Activities.  In fiscal year 2010, net cash flows from operating activities were $5.2 million, primarily resulting from total collections against revenue of $80.9 million, offset by total cash payments to suppliers in relation to service costs incurred of $40.1 million and total cash outflows in respect of personnel and other operating expenses of $35.5 million.

Total collections against revenue were $80.9 million, compared to revenue of $83.6 million recognized in fiscal year 2010. This was primarily due to the payment terms under our contract with our current GDS service provider entered into in February 2009, which provided for the payment of segment incentives and service fees on a semi-annual basis. Service fees for October 2009 to March 2010 were due within a 45-day period following the end of such period. As a result, as of March 31, 2010, we had an increase of $1.9 million in outstanding receivables due from our GDS service provider. During fiscal year 2010, we also had an arrangement with one of our airline suppliers, which provided for incentive payments for the period from November 2009 to March 2010 to be paid by May 2010. Primarily, as a result, our receivables due from airlines increased by $1.1 million. We also recorded an increase in receivables due from our corporate and retail customers of $2.0 million in line with the overall growth of our business. We also recognized deferred income amounting to $0.6 million as revenue during fiscal year 2010 in relation to an upfront incentive payment which was received in the previous fiscal year from our current GDS service provider. Such reduction in collections from customers was partially offset by an increase of $2.7 million in advances received from or refunds due to customers primarily in line with the growth in our business.

Total cash payments to suppliers in relation to service costs incurred in fiscal year 2010 were $40.1 million, as compared with $43.3 million in service costs accrued. This was primarily due to an increase in credit of $5.1 million made available to us from a number of our airline and hotel suppliers due to the growth in our business. We also recorded service costs of $0.8 million in respect of air ticket coupons utilized in fiscal year 2010 but which had already been paid for in fiscal year 2009, so no cash outflow was required in fiscal year 2010. The foregoing was partly offset by an increase of $2.9 million in advances paid to our suppliers, as a result of an increase in $1.8 million in floating deposits held with our low cost airline suppliers. Such floating deposits are provided to the airlines in respect of ticket sales and are generally utilized within a one week period. The increase in advances to low cost airlines as of March 31, 2010 as compared with March 31, 2009 was also due to a four-day bank holiday and weekend period in India from April 1, 2010 to April 4, 2010, during which we extended advances to our low cost airline suppliers to ensure regular sale of tickets during such period. Further increasing our advances to suppliers in fiscal year 2010 was a $0.3 million floating advance provided to IRCTC in respect of our rail ticketing business which commenced in fiscal year 2010.

Total cash outflows in respect of personnel and other operating expenses were $35.5 million, in comparison to $44.7 million in such expenses accrued in fiscal year 2010. This was primarily due to an expense relating to non-cash employee share-based compensation of $6.8 million, an increase in accrued variable bonus expense of $0.6 million which were not paid as of March 31, 2010 and also an increase in marketing and other expenses in the last quarter of fiscal year 2010 due to the growth of our business and in respect of the upcoming summer season in 2010, which remained unpaid as of March 31, 2010. These increases in expenses were partly offset by an increase in prepaid expenses by $0.2 million primarily as a result advances made to our CRM service provider.

In fiscal year 2009, cash flows used in operating activities exceeded cash flows generated from operating activities by $3.1 million, primarily resulting from total collections against revenue of $75.1 million, offset by total cash payments to suppliers in relation to service costs incurred of $44.4 million as well as cash outflows in respect of personnel and other operating expenses of $33.9 million.

Total collections against revenue were $75.1 million, compared to revenue of $68.6 million recognized in fiscal year 2009. Our cash collections were higher than revenue recognized as we achieved an increase in deferred income of $1.4 million as a result of upfront incentives received from Amadeus, our current GDS provider, as well as Apollo Munich Health Insurance Company Limited. We also achieved better collections and collected receivables from the previous fiscal year from our GDS service provider and airlines, which resulted in a reduction in outstanding receivables due from our GDS service provider by $1.6 million and receivables due from airlines by $1.8 million. There were also increases in advance received from customers or refunds due to customers by $2.7 million due to the growth of our business. This was partly offset by increases in receivables due from our corporate and retail customers by $0.7 million in line with the growth of our business. There was also an increase in withholding tax deductions for commissions or payments received from airlines and other suppliers by $0.3 million which reduced our collections.

Total cash payments to suppliers in relation to service costs incurred in fiscal year 2009 was $44.4 million, as compared with $43.6 million in service costs accrued. This was primarily due to $0.8 million we paid for pre-purchased air ticket coupons during fiscal year 2009 which were utilized and expensed in fiscal year 2010.

Total cash outflows in respect of personnel and other operating expenses were $33.9 million, in comparison to $34.0 million in such expenses accrued in fiscal year 2009.

In fiscal year 2008, cash flows used in operating activities exceeded cash flows generated from operating activities by $16.4 million, primarily resulting from total cash payments to suppliers in relation to service costs incurred of $21.7 million as well as cash outflows in respect of personnel and other operating expenses of $29.6 million, offset by total collections against revenue of $34.9 million.

Total collections against revenue were $34.9 million, compared to revenue of $38.3 million recognized in fiscal year 2008. This was primarily due to an increase in receivables due from our previous GDS service provider by $2.3 million, which was largely collected in the following fiscal year. We also recorded an increase in receivables due from airlines of $2.5 million primarily due to incentive payments and refunds due from various airlines collected in the next fiscal year as well as an increase of $0.4 million in receivables due from our corporate and retail customers in line with the growth of our business. In addition, there was an increase in withholding tax deductions for commissions received from airlines of $0.4 million. This was partly offset by an increase in deferred income of $1.9 million as a result of upfront incentives received from our previous GDS service provider.

Total cash payments to suppliers in relation to service costs incurred in fiscal year 2008 was $21.7 million, as compared with $21.8 million in service costs accrued. This was primarily due to an increase in total outstanding payables due from us to certain of our suppliers, which was partly offset by an increase in advances paid to suppliers in line with the growth of our business.

Total cash outflows in respect of personnel and other operating expenses were $29.6 million, in comparison to $31.7 million in such expenses accrued in fiscal year 2008. This was primarily due to an increase in expenses payable by $1.9 million due to the growth of our business.

Net Cash From/(Used In) Investing Activities.  In fiscal year 2010, cash from investing activities was $3.5 million, primarily as a result of withdrawal of certain of our term deposits with banks amounting to $3.7 million (computed using average exchange rates for the year), which were used to pay down our bank overdrafts, and interest received on our term deposits of $0.9 million, partially offset by our investment of $0.7 million in fixed assets as well as investment of $0.5 million in software. In fiscal year 2009, cash used in investing activities was $11.8 million, primarily as a result of our term deposits with banks amounting to $11.5 million (computed using average exchange rates for the year), our investment of $7.8 million and subsequent sale of our investment amounting to $7.8 million in certain short term mutual funds, our investment of $0.6 million in fixed assets as well as investment of $0.3 million in our websites, partially offset by interest received on our term deposits of $0.6 million. Cash used in investing activities in fiscal year 2008 was $4.4 million, principally due to expenses of $3.9 million related to the setting up of our corporate office in Gurgaon as well as various regional offices, investments in computers and investments in our website, partially offset by proceeds of $0.8 million arising from the sale of certain fixed maturity plans and mutual funds in 2008, as well as interest received on our term deposits of $0.7 million.

Net Cash From/(Used In) Financing Activities.  In fiscal year 2010, cash used in financing activities was $0.2 million, primarily as a result of interest paid on bank overdrafts and our working capital facilities of $0.3 million, partially offset by the increase in certain motor vehicle loans. In fiscal years 2008 and 2009, cash from financing activities was $14.6 million and $14.3 million, respectively, primarily as a result of the $15.0 million proceeds from our issuance of convertible preferred shares in each of August 2007 and May 2008. The cash from these issuances was partially offset by interest paid on bank overdrafts and our working capital facilities of $0.4 million and $0.6 million in fiscal years 2008 and 2009, respectively.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.

We made capital expenditures of $5.3 million, $0.9 million and $1.1 million in fiscal years 2008, 2009 and 2010, respectively, and expect to make additional capital expenditures of approximately $2.2 million in fiscal year 2011. The capital expenditures in the past principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2010. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
					More than
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	5 years
	(in thousands)

Operating lease obligations(2)	$6,898.3	$1,188.1	$2,458.4	$2,227.6	$1,024.3
Finance lease obligations(3)	92.7	50.0	35.7	7.2	—
Purchase obligations(4)	91.0	91.0	—	—	—
Bank overdraft(5)	3,996.0	3,996.0	—	—	—

Notes: (1)	Does not include convertible redeemable preferred shares which are redeemable upon demand and which will convert into ordinary shares effective upon the closing of this offering.

(2)	Operating lease obligations relate to our leasing arrangements for our various office premises.

(3)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.

(4)	We enter into purchase orders from time to time for various equipment or other requirements for our business.

(5)	Secured against term deposits.

Off-Balance Sheet Arrangements

As of March 31, 2010, MMT India had obtained approximately $0.3 million in bank guarantees mainly from HDFC Bank and MakeMyTrip.com Inc. had obtained certificates of deposit totaling approximately $0.7 million for purposes of providing guarantees to various international airlines. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

Inflation in India has not had a material impact on our historical results of operations included in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk.  Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 30 to our consolidated financial statements for additional information relating to our exposure to credit risk.

Foreign Exchange Risk.  We are exposed to movements in currency exchange rates, particularly those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were

$6.8 million, $5.6 million and $1.1 million, respectively, as of March 31, 2010. Based on our operations in fiscal year 2010, a 10.0% appreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have decreased our loss for the year by $0.2 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of March 31, 2010, assuming all other variables remained constant, would have increased our loss for the year by $0.2 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as approximately 9.1% of our revenue for fiscal year 2010 was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk.  Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits, preferred shares and bank overdrafts. As of March 31, 2010, we had fixed rate financial instruments totaling $55.4 million (including term deposits totaling $14.5 million and $40.8 million of preferred shares which will convert into ordinary shares effective upon the completion of this offering), and variable rate financial instruments totaling $4.0 million, consisting of our bank overdrafts. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. We do not account for any fixed rate financial instruments at fair value through profit or loss. Accordingly, a change in interest rates as of March 31, 2010 would not have affected our profit or loss. Based on our consolidated balance sheet as of March 31, 2010, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2010 would have decreased profit or increased loss by $0.04 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2010 would have increased profit or decreased loss by $0.04 million and would not have had any impact on our equity.

New Accounting Standards and Interpretations Not Yet Adopted by our Group

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended March 31, 2010 and have not been applied in preparing these consolidated financial statements. None of these, except IFRS 9 ‘Financial Instruments’, is likely to have a significant effect on the consolidated financial statements of our group. IFRS 9 is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Our group is in the process of evaluating the impact of the new standard.

Amendments to IAS 39, “Financial Instruments:  Recognition and Measurement: Eligible Hedged Items” deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009. The amendment is not expected to have any impact on the consolidated financial statements of our group.

Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. Our group is evaluating the impact of these amendments on our group’s consolidated financial statements.

Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. Our group is evaluating the impact of these amendments on our group’s consolidated financial statements.

IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. Our group is evaluating the impact of these amendments on our group’s consolidated financial statements.

INDUSTRY OVERVIEW

The information in this section is derived from market research reports, analyst reports, news articles and other publicly available sources, including the United States Central Intelligence Agency “World Factbook,” or the CIA factbook; Euromonitor International, “Consumer Finance in India,” 2010, or Euromonitor; Forrester Research, Inc. “Forrester Research Online Population Forecast 4/09 (Global),” April 2009, or the Forrester April Report, and “Global Online Population Forecast, 2008 to 2013,” July 2009, or the Forrester July Report; Internet World Stats (statistics available at www.internetworldstats.com), or Internet World Stats; McKinsey & Company “The ‘Bird of Gold’: The Rise of India’s Consumer Market,” May 2007, or McKinsey; Netscribes Inc. “Competitive Intelligence on leading OTA players in India,” March 2010, and “Online Travel Industry — India,” June 2009, or Netscribes; and World Travel & Tourism Council “Travel & Tourism Economic Impact 2010: India,” February 2010 and “Top 10 Tables,” March 2010, or the WTTC.

We have also relied on reports by PhoCusWright, a company founded and controlled by Mr. Philip C. Wolf, one of our directors, including “Indian Online Travel Intermediary Overview,” 2010, “Asia Pacific Online Travel Overview,” August 2009, and “U.S. Online Travel Overview,” November 2009. See “Related Party Transactions — Transactions with PhoCusWright” for details of our transactions with PhoCusWright.

Overview of the Indian Economy

According to the CIA factbook, India is one of the world’s most populous countries with an estimated population of over 1.15 billion as of July 2009. India’s gross domestic product, or GDP, on a purchasing power parity basis was approximately $3,561 billion in 2009, making it the fifth largest economy in the world after the European Union, the United States, China and Japan. According to the CIA factbook, economic liberalization, including reduced controls on foreign trade and investment, began in the early 1990s and has served to accelerate the country’s GDP growth, which has averaged more than 7% annually since 1997. The Indian economy registered a GDP growth of 6.5% in 2009 despite the global financial crisis, making it the second fastest growing economy globally in 2009 for countries with GDP over $150 billion.

Changing Demographics in India

Economic liberalization in India, which began in 1991, transformed Indian demographics through rising income levels and changing consumption patterns. According to McKinsey, income levels are estimated to almost triple by 2025 as Indian incomes rise. The country’s income pyramid is also expected to change, with India’s middle class (India’s middle class is defined as households with annual income of between Rs. 200,000 to Rs. 1,000,000) expected to grow by over ten times from 50 million people in 2005 (approximately 5% of the total Indian population) to 583 million people by 2025 (approximately 41% of the total Indian population). With a growing population, the creation of a large middle class and rising incomes, India will become one of the world’s largest consumer markets by 2025. Consumption is expected to increase by 7.3% annually over the next 20 years to reach more than Rs. 69.5 trillion, or $1.5 trillion, by 2025. As the income of Indians rises, McKinsey expects the percentage of spending on discretionary items to grow from 52% as of 2005 to approximately 70% by 2025. According to Netscribes, travel is one of the major areas of discretionary spending in India.

Household Income Brackets (annually)

Source: Data adapted from McKinsey, “The ‘Bird of Gold’” (Figures are rounded to the nearest integer and may not add up to 100%.)

Travel and Tourism Industry in India

The Indian travel and tourism industry is large and growing rapidly. According to the WTTC, India’s travel and tourism industry contributed Rs. 1,741.2 billion to India’s GDP in 2009 and is expected to contribute Rs. 1,970.1 billion to India’s GDP in 2010. India is one of the fastest growing countries in the world in terms of its travel and tourism industry. The Indian travel and tourism industry is expected to grow at an annual rate of 7.8% over the next 10 years. Further, the WTTC expects that, as a result of the strong growth rate in the Indian travel and tourism industry, over the next 10 years, India will become one of the top 10 travel and tourism markets in the world in terms of the absolute size of its market.

Country Rankings for Travel and Tourism Direct Industry GDP in 2020

Rank	Country
		($ in billions)

1	United States	916.5
2	China	500.7
3	Japan	215.8
4	United Kingdom	148.2
5	France	143.0
6	Spain	123.7
7	Italy	121.8
8	India	110.6
9	Germany	103.7
10	Australia	79.7

Source: WTTC

The Government of India has also recognized the importance of the travel and tourism industry and has over the past several years enacted or announced several initiatives to give further impetus to the industry:

•	the “Incredible India” campaign helps showcase India as a leading tourist destination globally;

•	the provision of one-month tourist visas on arrival for citizens of five countries (i.e., Japan, Finland, New Zealand, Singapore and Luxembourg);

•	an expenditure budget of Rs. 11.2 billion allocated to the Ministry of Tourism in the 2010 Indian government budget (a 9.7% increase over the previous year) of which about Rs. 4.7 billion has been earmarked for building new infrastructure facilities such as tourist reception centers and refurbishing monuments;

•	support of an “open-skies” policy in India;

•	upgrade of existing or construction of new airports in major cities, including Mumbai, Delhi, Chennai Hyderabad and Bangalore;

•	the construction of international convention centers in cities including Delhi, Mumbai, Goa, Jodhpur, Udaipur, Cochi, Agra and Jaipur to attract more business travelers to India; and

•	air transportation policies permitting airlines in India which have been in operation on domestic routes for over five years to fly on international routes.

Overview of the Indian Online Travel Industry

Growth of the Indian Online Travel Industry

According to PhoCusWright, the Indian online travel market grew 11% to reach $3.4 billion in 2009. Netscribes has cited sources stating that, in 2009, approximately 34% of air tickets and 14% of train tickets booked in India were sold online. Many travelers also utilize online travel agency websites for travel-related research and information.

Key Drivers of Growth

We believe that the online travel industry in India is under-penetrated and will continue to grow faster than the overall Indian travel industry, primarily because of the following drivers of growth:

Increasing Internet Penetration.  According to Internet World Stats, in 2009, Internet penetration was at only 7.0% in India, as compared to over 74.1% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth. Increased Internet usage as well as the growing breadth of travel products offered online are expected to drive this growth. There is significant potential to serve small and medium businesses through websites rather than traditional corporate travel agencies. In addition, the Forrester July Report estimates that India will have the third largest number of Internet users in the world by 2013, after China and the United States. The Forrester April Report expects the Internet penetration in India and other emerging markets such as China and Indonesia to grow annually at an average rate of 10% to 20% over the next five years.

Growth in Low-Cost Airlines.  We believe that increasing competition in the Indian airline industry and the emergence of more airlines, particularly low-cost airlines, has spurred more and more travelers to choose air travel over the traditional rail travel due to affordability and convenience. With the increase in low-cost airlines, online air travel bookings have also increased. We believe this is in part due to the fact that low-cost airlines typically prefer to use cost-effective distribution channels such as the Internet, using it as their primary distribution channel, either directly or through online travel agents.

Source: Netscribes, “Competitive Intelligence on leading OTA players in India”

Increasing Credit Card Penetration and Secure Payment Mechanism.  Indian travelers are able to pay online for travel services and products using a variety of payment methods, including credit cards, debit cards, cash cards and Internet banking. According to Euromonitor, the number of credit cards in India was over 24.3 million in 2009, having grown at an annualized growth rate of 19% since 2000, while the number of debit cards in India was over 130 million, having grown at an annualized growth rate of 84% since 2000. Euromonitor expects the number of credit cards in India to reach 73.7 million by 2014 (i.e., an annual growth rate of over 25%) and the number of debit cards in India to reach 350 million by 2014 (i.e., an annual growth rate of over 22%).

Number of Credit Cards and Debit Cards in India

Source: Euromonitor, “Consumer Finance in India”

We believe that with increasing sophistication of the banking infrastructure in India and the provision of more secure online payment interfaces, Internet users in India are overcoming their apprehensions about security in online transactions and thereby adding to the online consumer base.

Competition in the Indian Online Travel Agency Industry

PhoCusWright estimates that the total “business-to-customer” online travel agency market (i.e. businesses serving end consumers with travel products and/or services through an online channel) in India is valued at $1 billion and is dominated by four players — MakeMyTrip, Yatra, Cleartrip and Travelguru (which was acquired by Travelocity in August 2009). Of these, MakeMyTrip commands a market share of 48%, followed by Yatra at 24% and Cleartrip at 18%, based on gross bookings for 2009. These online travel agencies face competition from traditional travel agents as well as meta search engines, such as Ixigo, Ezeego1 and Zoomtra.

Source: The PhoCusWright “Indian Online” Report

Travel Products Sold by Online Travel Agents

Online travel agencies in India primarily facilitate travel arrangements by selling or arranging for air tickets, hotel and package reservations, rail tickets, bus tickets and car hire. According to Netscribes, online travel agencies are the most used online method for the booking of air tickets, hotels and packages and train tickets. The following chart shows the services and products offered by the top four online travel agents in India:

Source: Netscribes, “Competitive Intelligence on leading OTA players in India”

According to PhoCusWright, air ticket bookings contributed to approximately 70% of the online travel market in India in 2009. However, the non-air ticket segments are also growing in the Indian online travel market. Online rail revenues grew in excess of 25% in 2008-2009 according to PhoCusWright. Rail and bus tickets are increasingly popular new offerings by online travel agencies.

BUSINESS

Overview

We are the largest online travel company in India, based on gross bookings for 2009, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, servicing mainly their need for United States-India inbound air tickets. We started our Indian business with the launch of our Indian website in September 2005. During the initial years of our operations, we invested significant capital in our infrastructure as well as in sales and marketing efforts to build our brand and gain recognition, and we recorded net losses for all our fiscal years. In fiscal year 2008, our second full fiscal year since we commenced our Indian business, we recorded a net loss of $(18.9) million. We reduced our net loss in fiscal years 2009 and 2010, recording a net loss of $(7.3) million and $(6.2) million, respectively. We also reduced our operating loss in fiscal years 2009 and 2010, recording an operating loss of $(10.6) million and $(6.0) million, respectively. Excluding the effects of employee share-based compensation costs for both fiscal years 2009 and 2010, we would have recorded an operating loss of $(10.2) million in fiscal year 2009 and an operating profit of $0.8 million in fiscal year 2010; and we would have recorded a net loss of $(6.9) million in fiscal year 2009 and a net profit of $0.6 million in fiscal year 2010.

We believe the strength of our brand, quality of our services, user-friendly website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India were booked through us, and we generated $31.1 million in revenue less service cost from our air ticketing business. We leverage our strength in air travel to grow into non-air travel and other segments of the travel industry, specifically hotels and packages. Revenue less service cost from our hotels and packages business totaled $8.0 million in fiscal year 2010 and accounted for 19.8% of our total revenue less service cost.

We have designed our websites to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com was the second most visited travel website in India (after the Indian Railways’ website) in each of the years from 2007 to 2009 and had an average of over 1.7 million unique visitors per month in 2009. In fiscal year 2010, 2.0 million transactions executed through our websites accounted for approximately 94.5% of our total transactions. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. According to McKinsey, the Indian middle class is expected to grow over ten times from 50 million people in 2005 (approximately 5% of the total Indian population) to 583 million people by 2025 (approximately 41% of the total Indian population). In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 4,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators. On the other hand, we believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

In our air ticketing business, we generate revenue through commissions and incentive payments from airlines, service fees charged to our customers and fees from our GDS service provider. In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. Our total revenue less service cost increased from $16.5 million in fiscal year 2008 to $40.3 million in fiscal year 2010.

We believe the overall Indian travel industry will experience continued growth due to income growth in India and the increased spending by Indians on travel and recreation. According to Internet World Stats, in 2009, Internet penetration was only 7.0% in India as compared with 74.1% in the United States. We therefore believe that the Indian online travel industry is well-positioned for long-term growth and that our well-recognized brand, leadership in the online travel market in India and broad and technology-enhanced distribution channels position us well to capitalize on these growth opportunities.

MMT India was ranked second overall and first in the professional services industry in a ranking published on June 21, 2010, of “India’s Best Companies to Work For 2010” by the Great Place to Work Institute, an independent global research and consulting firm, and The Economic Times, a daily business newspaper in India.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand.  Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market, based on gross bookings for 2009, according to PhoCusWright. In fiscal year 2010, 1.6 million transactions for domestic air tickets in India and 109,672 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com was the second most visited travel website in India (after the Indian Railways’ website) in each of the years from 2007 to 2009, and had an average of over 1.7 million unique visitors per month in 2009.

We believe that our brand is well-recognized in the Indian travel industry. We were the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as viral marketing and online display banners, to broaden our reach to travelers in India and overseas.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers. Primarily as a result of our market position and size, we have been able to increase our net revenue margins in our hotels and packages business from 8.9% in fiscal year 2008 to 10.6% in fiscal year 2009.

Wide Range of Service and Product Offerings.  We offer our customers a wide range of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as travel insurance and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 4,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators. We believe our wide range of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network.  We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website) and our United Arab Emirates-focused website, our call centers, and our 19 travel stores in various cities in India. We also have a network of approximately 2,000 agents across more than 250 cities and towns in India who can access our business-to-business, or B2B, website enabling them to sell our full suite of online travel services to their customers. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform.  We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks.

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we currently use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously.

Our technology platform is able to handle up to 500,000 website requests per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. We estimate that an additional investment in hardware costing approximately $360,000 would increase the capacity of our technology platform to 1 million website requests per day. As a result of our scalable platform, we were able to launch our B2B platform in 2009 in only a few months by leveraging our existing technology.

Customer-Focused Approach.  We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self service or chat support as well as our toll-free call centers, our travel stores and e-mail. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. We provide important travel information on our websites, such as the on-time performance of airlines, user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. We primarily outsource our call center operations and fulfillment process to IBM Daksh and Intelenet Global Services in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers.

Experienced Management Team.  We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Amazon, Google and IBM, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business.  Our hotels and packages business generally yields higher net revenue margins than our air ticketing business. We intend to acquire or build technology platforms to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. As of June 15, 2010, only approximately 2.4% of our hotel suppliers in India were directly-connected to us. We believe that our Indian hotels and packages business will grow as more of our suppliers become directly-connected to us and as we expand our travel agents’ network in India. Increasing the number of “direct connects” with our hotel suppliers will also allow us to reduce the costs of fulfillment associated with confirmations and reconfirmations of reservations made under our direct allocation arrangements. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our overseas packages. See “— Pursue Selective Strategic Partnerships and Acquisitions.”

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities.  We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and allow us to cross sell higher-margin services and products to them. We actively market additional travel services to our customers. For example, we market non-air services directly to customers after they have booked their air tickets with us.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus, rail and car hire. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We commenced the provision of chauffeur-driven car hire services online in May 2010. Currently, such services are available for flight transfers in four cities in India (Delhi, Mumbai, Hyderabad and Bangalore), and we intend to further expand our coverage to all major cities in India as well as expand our services to provide chauffeur-driven car rentals not linked to flight transfers in the fourth quarter of calendar year 2010. Previously car hire was only available through our offline channels and tended to be sold as part of packages.

Expand Our Travel Agents’ Network.  We are focused on expanding our travel agents’ network in India, to enable more travel agents to gain access to our B2B website and sell our complete suite of travel services and products. We have a dedicated call center to service requests and queries from these agents, and provide training to assist these agents in the operation of our B2B web-based booking system. As of June 15, 2010, approximately 4,000 agents had joined our travel agents’ network, covering more than 450 cities and towns in India.

Enhance Our Service Platforms by Investing in Technology.  We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India.

Expand into New Geographic Markets.  We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers. In December 2009, we launched our website, www.makemytrip.ae, in the United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We also launched a new website in Canada in July 2010 to serve the travel needs of the Indian residents there.

Pursue Selective Strategic Partnerships and Acquisitions.  In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings or strengthen or establish our presence in our targeted overseas markets. Our purchase of certain assets of Travis Internet Private Limited, which operated www.ticketvala.com, in March 2010 was a step in this direction for our bus network. We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed. As of the date of this prospectus, we have not entered into any advanced discussions or negotiations or any agreements or commitments for material acquisitions of any businesses.

Our Services and Products

We offer a wide range of travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Tickets

Our air tickets business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.

Indian Domestic and Outbound Travel.  We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in the last three fiscal years.

	Number of Transactions
	for Fiscal Year Ended March 31
	2008	2009	2010

Indian domestic air travel	1.0 million	1.2 million	1.6 million
Outbound air travel	35,644	45,497	93,757

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, Indigo Airlines, Jet Airways, Kingfisher Airlines and SpiceJet; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Virgin Atlantic. We obtain inventory from these airlines either through a GDS (we currently use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, on our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Our website then displays fare and flight offerings matching those specifications. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India.  We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked through us were 17,222 in fiscal year 2008, 22,441 in fiscal year 2009 and 36,135 in fiscal year 2010.

We also recently launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. We launched our Canadian website, www.makemytrip.ca, in July 2010. Our Canadian website is currently owned by a company which we have registered in Canada, and we intend to transfer legal ownership of this company to us in August 2010.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area. The total number of transactions in our hotels and packages business were 36,944 in fiscal year 2008, 81,357 in fiscal year 2009 and 109,672 in fiscal year 2010.

Hotels.  Through our websites, customers can search, compare and make reservations at approximately 4,000 hotels in India and a wide selection of hotels outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and “on request.” As of June 15, 2010, approximately 2.4% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. All our other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone or through “on request” booking. In our “on request” booking process, customers may request a reservation and we will liaise with the relevant hotel to try and confirm the room reservation. We do not assume any inventory risk for such “direct allocation” room inventory as any unsold inventory is released to the hotels upon an agreed number of days prior to the relevant date of travel.

Customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “City Map View” also offers customers the ability to compare hotel locations on an interactive neighborhood map. Customers can also preview the property by viewing hotel pictures and read hotel reviews from other MakeMyTrip customers on our website and on our travel community website, www.oktatabyebye.com.

Packages.  We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service provider to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.

•	Indian Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages are corporate executives.

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels web-interface, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our website allows customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•	International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•	Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE group offers services to organizations as well as other groups, including students or families who wish to plan meetings, conferences or other events or organize group trips. Our MICE group assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE group will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE group also assists employees of these organizations with their personal travel needs.

Other Services and Products

Rail Tickets.  We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. Since we commenced this business in June 2009, we have booked 185,948 transactions for rail tickets in the fiscal year 2010.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day and seven days a week, reservations may not be made between 11.30 pm and 5.00 am India time.

Bus Tickets.  We have agreements with several major Indian bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” Since we commenced this business in May 2008, we have booked 11,792 and 57,529 transactions for bus tickets for the nine months ended March 31, 2009 and for the 12 months ended March 31, 2010, respectively.

Customers can search for bus tickets based on their preferred travel dates and routes and our website will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point.

With the acquisition of certain assets of Travis Internet Private Limited (which operated www.ticketvala.com) in March 2010, we have obtained access to a technology platform offering real time bus booking services, quotations and cost comparison, allowing last minute bookings as well, which we have integrated with our booking systems. We intend to leverage this platform to enable more bus operators to be directly-connected to our booking system to further expand our bus offering.

Car Hire.  We offer customers the ability to rent a chauffeur driven car within India provided by two operators mainly in major metropolitan cities through our call centers and travel stores. Typically, this service is requested in conjunction with a flight and hotel booking or a package booking. We introduced these services on our Indian website in May 2010. Currently, such services are available for flight transfers in four cities in India (Delhi, Mumbai, Hyderabad and Bangalore), and we intend to further expand our coverage to all major cities in India as well as expand our services to provide chauffeur-driven car rentals not linked to flight transfers in the fourth quarter of calendar year 2010.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance from Apollo Munich Health Insurance Company Limited, with whom we entered into a memorandum of understanding in April 2008. We facilitate access to this travel insurance through our Indian website, as well as via our call centers and travel stores. On our Indian website, prior to confirming and proceeding with the reservation of and payment for a flight or hotel, our customers are prompted to purchase such travel insurance. We also provide visa processing services, and sell telephone calling cards to our customers. In addition, we offer travel-related businesses and other third parties the opportunity to advertise on our websites.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers.

Our customers’ varied needs are served by different distribution channels. Over 95% of our sales of air tickets for travel in India and the majority of sales of air tickets for outbound travel from India are made through our website. Sales of air tickets for inbound travel to India tend to be made mainly through our call centers, with our call centers accounting for approximately 60.1% of such sales. Our customers can book standard flight plus hotel packages on our websites but the majority of the sales of packages within or outside India are concluded through our call centers or travel stores. All of our rail and bus ticket sales are made through our Indian website.

In fiscal year 2010, transactions executed through our websites, call centers and travel stores accounted for approximately 94.5%, 3.6% and 1.9%, respectively, of our total transactions, with the remaining portion being executed through our travel agents’ network and mobile service platform.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com) and www.makemytrip.ae, servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States) and the United Arab Emirates as well as neighboring Middle East countries, respectively. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

In March 2010, we acquired certain assets of Travis Internet Private Limited, an online bus ticket company in India. As part of this acquisition, we acquired the website www.ticketvala.com, which enables customers to obtain quotations and book bus tickets online on a real time basis, which we have integrated with our booking system and our Indian website.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online within minutes. Customers can also purchase ancillary travel-related services and products such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

Typically, a transaction on our websites involves the following steps:

Search.  A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 90% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we currently use Amadeus GDS), allows us to deliver real time information.

Select.  At this stage, our websites display to the customer various possible selections that are available in a user-friendly format, and also prompt the customer with available special offers or provide additional information about the product. Our websites are enabled with asynchronous JavaScript and extensible markup language, or AJAX, allowing customers to sort or refine search results by further defining certain parameters such as price range, time range, preferred airlines and availability of refunds for air tickets, and star rating, preferred hotel chains and hotel amenities.

Review.  After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the Amadeus GDS or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking air tickets or hotels will also be shown options to purchase travel insurance and other related ancillary services.

Payment.  We offer our customers a variety of payment methods. On our Indian website, customers may pay with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank and HDFC Bank), bank transfers or cash cards, and in Indian Rupees. On our US website, customers may pay with credit cards or Paypal and in US dollars. On our United Arab Emirates website, customers may pay with credit cards in United Arab Emirates Dirham, or AED. The payment gateway for sales on our Indian website is secured by “Verified by VISA.”

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use TripAssist on our websites to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India. These call centers operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of March 31, 2010, we employed approximately 66 sales representatives in our in-house call centers, as compared with approximately 94 sales representatives as of March 31, 2009. This decline in numbers of sales representatives was primarily due to outsourcing. All of our sales representatives participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our representatives are also trained and updated with our new services and products.

To achieve cost efficiency and scalability, we utilize various third party vendors in India to manage our call center service and we outsource our call center service for sales for all international flights (both inbound to India and outbound from India), and most of our domestic Indian hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), domestic Indian hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM Daksh and Intelenet Global Services in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have an agreement with Motif Inc. which operates from Ahmedabad and provides our customers in the state of Gujarat with an option of using Gujarati, the local dialect, for their transactions. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had approximately 459 external sales agents from IBM Daksh and Intelenet Global Services constituting our outsourced call center sales force as of March 31, 2010, compared to approximately 232 as of March 31, 2009. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our customer relationship management, or CRM, system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real time basis. Our system also enables us to monitor the number of waiting calls and limit customer aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers.

Travel Stores

We have 19 travel stores in major cities including metropolitan areas across India, which primarily sell packages. Our main office in Gurgaon also serves customers seeking to purchase outbound packages from India. We believe that these travel stores and offices are important for our overall growth as they represent a direct interface between our customers and us. At our travel stores, customers can consult with our sales representatives, receive comprehensive, real time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Our travel stores are also equipped with our ERP application and linked to our CRM system.

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009, where approximately 4,000 travel agents across more than 450 cities and towns in India can access our B2B website enabling them to sell our full suite of online travel products to their customers. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to a range of travel services and products which such agents may not be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched “makemytrip.mobile,” our mobile service platform. Our mobile service allows customers to search, book and pay for India domestic air tickets on their mobile phones at no additional cost. Tickets can also be delivered to our customers by SMS. Currently, our mobile service is only available for Indian domestic air tickets and cancelations and changes cannot be handled via our mobile platform but instead are routed to our call centers. We plan to continue to develop and refine the services which can be delivered over our mobile platform. We also intend to increase the number of mobile service provider partners so that our mobile service platform can gain greater reach in India.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. Our system is capable of handling up to 500,000 website requests a day. We have the ability to scale up and down to meet our needs without incurring substantial costs as we use virtual machines and infrastructure when required. We estimate that an additional investment in hardware costing approximately $360,000 would increase the capacity of our technology platform to 1 million website requests per day. Our technology stack is also modular and can be easily modified for multiple lines of business. For example, we were able to launch our B2B platform in a few months by leveraging our existing technology used for our customer-facing websites.

We believe we have core technology advantages in multiple areas, including:

•	website logic that simplify and improve a customer’s ability to book a trip most suited to his or her requirements, including providing extensive low price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure; and

•	capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for the customers.

As part of our business continuity plan, our systems infrastructure and web and database servers are housed in Gurgaon, Delhi and Mumbai, and have monitoring and engineering support 24 hours a day, seven days a week. All our servers installed at all our data centers as well as at all our offices are also secured with firewalls.

Our applications and infrastructure are configured in a manner that support our business continuity plan. All data is backed up on a weekly basis across our two data centers. In addition, all data is also backed up on tapes on a weekly basis. These tapes are kept at a safe and secure location outside the data centers.

Fully Integrated Technology Platform

Our CRM system uses software by RightNowTM CRM which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have a “Verified by VISA” payment gateway, which provides additional security for transactions via our Indian website using credit cards issued by Indian institutions.

Our system also allows us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our system also enables us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting time.

We integrate our ERP application (which uses Microsoft DynamicsTM) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use Omniture Web Analytics software to assist us in analyzing our web-based business, such as the rate of conversion of visitors to our websites to purchasing customers.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through a GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. We believe that, as of April 2010, we are the only travel portal in India which is compliant with the Payment Card Industry Data Security Standard (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which visitors become customers.

Our marketing channels primarily include online advertising such as paid search engine marketing and optimization with leading Internet search engines (such as GoogleTM), as well as utilizing display advertising on websites (such as Yahoo!TM India), offline advertising using print or broadcast media such as television or radio, e-mails and short messages, and marketing through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook and Twitter.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, from March 8, 2010 to May 12, 2010, we ran a promotion offering unlimited free air tickets for travel within India upon purchase of inbound air tickets to India from the United States on our US website. This promotional offer was subject to certain terms and conditions, including that the offer applied only to the basic fare of the domestic tickets and all taxes and fees payable on such tickets were to be borne by the customers, the free air tickets had to be booked within seven days of purchase of the eligible US-India air ticket and requests for such free air tickets had to be made at least 21 days before the date of travel (with the customer who booked the eligible US-India air ticket utilizing at least one of the free tickets). The estimated cost of any such free tickets is recognized at the time of issuance of the eligible paid air tickets.

Due to the short period of the promotion, the corresponding impact on revenues was insignificant. We do not at present expect similar promotions in the future to have a material impact on our revenues.

We also have alliances with several major banks in India, including ICICI Bank, HDFC Bank and HSBC, as well as with American Express, with whom we run promotional offers and vouchers. These alliances provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. We also participate in i-mint, a multiple partner consumer loyalty program in India.

We have won many industry awards, including Best Online Travel Portal of the Year by Class of Travel & Tourism Awards in 2010, Best Travel Portal by CNBC Awaaz 2009 and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor 2009, as well as numerous awards from trade partners.

According to comScore, our website, www.makemytrip.com, was the second most visited travel website in India (after the Indian Railways’ website) in each of the years from 2007 to 2009.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as information on the on-time performance of airlines, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support.  We offer two web-based customer support services. Our self service web-support called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight or train booking, cancel tickets and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

Call Centers.  We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM Daksh and Intelenet Global Services in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores.  Customers may also visit our 19 travel stores in various cities in India and obtain assistance from our sales and customer service representatives.

Mobile Service.  Our mobile service platform enables customers to receive e-tickets, itineraries, booking numbers or confirmations for their flight, hotel, rail or bus reservations via SMS. Customers can also receive flight cancellation alerts and updates of waitlist status for flights via SMS.

E-mail.  Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system, or BPMS, methodology, where the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, which is responsible for answering any complaints or issued raised by our customers.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.

As part of our customer focused approach, we have also set up an Indian online travel community website, www.oktatabyebye.com, which allows our customers and other travelers to exchange views and travel tips. Our Indian website also offers our customers the option to make cash donations to plant trees in India to reduce their carbon footprint, when completing their bookings.

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a team of 25 employees dedicated to maintaining and enhancing our existing relationships, and developing new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites as well as through our call centers, and via oktatabyebye.com, our Indian online travel community website.

Based on revenue less service cost earned by us, our top five airline suppliers for travel in India and overseas as well as top five Indian hotel suppliers (in each case in alphabetical order) for fiscal year 2010 were:

Airlines	Airlines
(Travel within India)	(International Travel)	Indian Hotels

Jet Airways IndiGo Airlines Kingfisher Airlines National Aviation Company (India) Limited SpiceJet	Emirates Jet Airways Lufthansa National Aviation Company (India) Limited United Airlines	Advani Hotels and Resorts Indian Hotels Mahindra Holdings Neelam Hotels Resort Terra Paraiso

Airlines

We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we currently use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service provider on a per-ticket basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels

We provide our customers with access to over 4,000 hotels in India and a wide selection of hotels outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies in India and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

As of June 15, 2010, approximately 2.4% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone or through “on request” booking. In the “on request” booking process, customers may request a reservation and we will liaise with the relevant hotel to try and confirm the room reservation. Other than special arrangements we may have with our hotel suppliers from time to time where we may guarantee sales of a certain number of rooms during peak travel periods, we are not subject to inventory risk on our direct allocations as unsold rooms are returned to the hotels within an agreed time period. We obtain inventory for hotels outside India through contracts with online travel agents and aggregators outside India. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.com, travelocity.com and yatra.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us, and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services, brand recognition, customer service and customer care, fees charged to travelers, ease of use of website interface, accessibility and reliability.

In our hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.

Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and decreasing or eliminating their dependence on third-party distributors like us. For instance, many low-cost airlines may, subject to applicable regulations, reduce or eliminate commissions to agents such as us or restrict the amount of service fees we are able to charge customers. Suppliers who sell on their own websites typically do not charge a processing fee, and, in some instances, offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours.

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “MakeMyTrip,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success, although we are not dependent on any patents, intellectual property-related contracts or licenses other than some commercial software licenses available to the general public. We rely on trade mark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae” and “www.indiaahoy.com,” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India and the United States. We have also applied for registration of the trademarks “Happy Holidays, Happy Prices” (our trademark for our holiday packages) and “IndiaAhoy” (our travel agents’ booking platform) in India, and we are in the process of applying to obtain copyright protection for our logo and brand name in India. We are also in the process of obtaining an assignment over the trademarks “ticketvala.com” and “eBusxpress” for which Travis Internet Private Limited had applied for registration.

Employees

As of March 31, 2010, we had 757 employees. We also outsource some of our customer service and sales functions, which has resulted in a decline in the number of our employees, principally from 2008 to 2009. The following table shows a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location. To begin bringing our company into compliance with applicable financial reporting regulations, we have recently hired a new senior manager to be responsible for implementation of requirements under the Sarbanes-Oxley Act and are in the process of evaluating and hiring consultants and new staff.

	Number of Employees as of March 31
Division/Function	2008	2009	2010

Management	5	7	7
Product development	11	22	20
Sales and marketing	519	433	442
Technology development and technology support	72	95	111
Others (including operations, business development, administration, finance and accounting, legal and human resources)	312	204	177

Total	919	761	757

	Number of Employees as of March 31
Location	2008	2009	2010

India	917	758	754
United States	2	3	3

Total	919	761	757

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with a third party for the provision of temporary employees from time to time for various functions, including administration and staffing at our travel stores. As of March 31, 2010, we employed 42 temporary employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our 19 other travel stores in India. As an International Air Transport Association, or IATA, recognized travel agent, as of January 1, 2010, we also maintain credit risk insurance, providing insurance cover for any payment default by us or our customers to all airlines participating in IATA’s bill settlement plan.

Facilities

Our primary facility is our corporate office located in Gurgaon, India. We lease this approximate 38,000 square foot facility under a nine-year lease which commenced on March 7, 2007.

As of June 15, 2010, we also have travel stores in 19 cities in India, including Mumbai, Kolkata, Ahmedabad, Chennai, Delhi, Goa, Hyderabad, Jaipur and Pune. Outside of India, we have offices in New York and San Francisco. All of these properties are leased.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers and travel stores.

MMT India has been recognized as an approved Inbound Tour Operator under the Guidelines for Recognition/Renewal as an Approved Inbound Tour Operator issued by the Ministry of Tourism, Government of India, as amended, which prescribes minimum requirements for capital, period of operation, office space and trained personnel, requires that the foreign exchange earnings from inbound tour operations during the preceding financial year or calendar year be not less than Rs. 2.5 million (approximately $54,000), and entitles recognized travel agents to concessions or incentives prescribed by the Ministry of Tourism from time to time.

In addition, in order to act as a travel agent or a tour operator in the National Capital Territory of Delhi, MMT India is required to obtain a licence from the Licensing Authority, Tourism Department, Government of National Capital Territory of Delhi under the Delhi Motor Vehicle Rules, 1993, as amended. MMT India intends to apply for such a license.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer, which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $54,000). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

Under the Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software.

We have obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively.

We have obtained and maintain registrations under the Shops and Establishments Act and Rules of each state where our travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business. In particular, we are involved in a number of consumer complaints which are pending at various district consumer forums and state commissions. Furthermore, we are from time to time in receipt of notices and complaints from our customers, some of which may result in cases being filed against us if we are unable to resolve such complaints satisfactorily.

In November 2008, we received a show cause notice from the Indian income tax authorities and a demand for an additional payment of approximately Rs. 8.1 million (approximately $175,000) (exclusive of any applicable penalties) due to a reassessment of our taxable income in India for the assessment year 2005-2006, on the grounds of an increase proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price and the disallowance of website development expenses as capital expenditure incurred during the year. In January 2009, we filed our objections with the Commissioner of Income Tax (Appeals).

Further, in December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, advising us of an upward revision in our declared income for the year due to an increase of approximately Rs. 8 million (approximately $172,000) proposed by the transfer pricing officer to adjust our international transactions to an arm’s length price, and a further addition on account of the proposed disallowance of website development expenses as capital expenditure incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel.

One of our customers filed a criminal complaint on January 10, 2008 before the District Court of Gurgaon, India, alleging offences by senior officers of our company under various sections of the Indian Penal Code. His allegations related to a hotel reservation he had made for the period from December 30, 2007 to January 2, 2008, which had been canceled by our hotel supplier. We had offered a full refund which was not accepted by the customer. We have filed a petition to quash the complaint and the next hearing date is September 6, 2010.

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the “Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling.

MANAGEMENT

Directors and Executive Officers of our Group

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title

Directors:
Deep Kalra	41	Group Chairman and Group Chief Executive Officer
Ravi Adusumalli	34	Director
Sanjeev Aggarwal	50	Director
Aditya Tim Guleri	45	Director
Philip C. Wolf	54	Director(2)
Vivek N. Gour	47	Independent Director
Frederic Lalonde	37	Independent Director
Gyaneshwarnath Gowrea	44	Director
Mohammad Akhtar Janally	27	Director
Executive Officers(1):
Keyur Joshi	37	Group Chief Operating Officer
Rajesh Magow	41	Group Chief Financial Officer
Mohit Gupta	36	Group Chief Marketing Officer
Amit Somani	38	Group Chief Products Officer
Mukesh Singh	34	Senior Vice-President, Technology Department

Notes: (1)	Other than directors who are also executive officers.

(2)	Mr. Philip C. Wolf satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules but does not satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Unless otherwise indicated, the business address of each director and executive officer is 103 Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 18 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra also serves as an independent director of IndiaMART InterMESH Limited and One 97 Communications Private Limited. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

Sanjeev Aggarwal was appointed to our board of directors on December 18, 2006 as a nominee of Helion Venture. He was previously the chief executive officer of IBM Daksh from July 2004 to July 2006. He was also the founder and chief executive officer of Daksh eServices Private Limited from January 2000 until June 2004. Mr. Aggarwal has a bachelor of science degree in electrical engineering and a master’s degree in business administration from Punjab University, India. The business address for Mr. Aggarwal is Block B, 9th Floor, Vatika Towers, Sector 54, Gurgaon 122 002, Haryana, India.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC. Mr. Guleri is a managing member of with Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is president and chief executive officer of PhoCusWright, a travel industry research firm he founded in 1994. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the boards of various other companies, including Sparrow Media, LLC, SpaFinder Inc. and TravelJigsaw Ltd. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. Prior to joining our company, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India.

Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Openplaces Inc., a privately held company which runs www.openplaces.org, a travel database website. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 481 Viger Street West, Montreal, Quebec, Canada, H2Z 1G6.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009.

From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult, having joined Multiconsult Limited in July 2003. Mr. Janally is a member of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

Executive Officers

Keyur Joshi is our co-founder and group chief operating officer. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now renamed Justfares.com) in Seattle, United States, and he has over 10 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and group chief financial officer. Mr. Magow has 18 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of ebookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006 as its chief financial officer and head of financial services, and also served as its acting chief executive officer for approximately one year. Mr. Magow was also part of the senior management team that set up ebookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India.

Mohit Gupta is our group chief marketing officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 15 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.

Mukesh Singh is the senior vice president of our technology department. Prior to joining us in December 2009, Mr. Singh served as general manager and director of Amazon Development Center (India) Pvt. Ltd. where he worked for five years. Mr. Singh has over 11 years of experience in information technology and prior to Amazon India, he worked with eGain Communications, Sumtotal System and Timeline Studios. Mr. Singh holds a bachelor of technology degree in computer science and engineering with a minor in mathematics from the Indian Institute of Technology, Kanpur, India.

Board of Directors

Our holding company is managed and controlled by our board of directors from Mauritius. Our board of directors currently has nine directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Deep Kalra who is also our group chief executive officer.

Terms of Directors and Executive Officers

In accordance with our Constitution, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation at each annual meeting of our company, provided that neither the chairman of our board nor a director holding office as managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. A retiring director shall be eligible for re-election. The directors to retire in each year shall be those who have been longest in office since their last re-election or appointment and as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The office of a director shall be vacated if the director resigns, dies, becomes mentally unsound or bankrupt, becomes disqualified from being a director or ceases to hold office under Mauritius law, or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders.

Under Mauritius law, the office of a director of our company is required to become vacant at the conclusion of the annual meeting of our company commencing next after the director attains the age of 70 years. However, a person of or over the age of 70 years may, by ordinary resolution of which no shorter notice is given than that required to be given for the holding of a meeting of shareholders, be appointed or re-appointed or authorized to continue to hold office as a director until the next annual meeting of our company.

Executive officers are selected by and serve at the discretion of the board of directors.

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

•	authorizing dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. We intend to adopt revised charters for each of the two committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Messrs Gour and Lalonde also satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy Nasdaq and the SEC requirements within one year of the completion of this offering. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director.

Employment Agreements with Executive Officers

Each of our executive officers has entered into an employment agreement with MMT India. These agreements do not have fixed terms of employment. We may terminate the employment of our officers for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to any criminal offense theft, fraud, embezzlement, intoxication, violence, sexual harassment or damage to our reputation. Generally, either party may terminate employment at any time by giving the other party a written notice of three months or by paying an amount equal to three month’s salary in lieu of such notice. The employment agreements of Messrs. Deep Kalra, Keyur Joshi and Rajesh Magow have been amended, effective April 1, 2010, to change the notice period for termination from three months to six months (or twelve months in the event of a change in control). Our company’s executive employment agreements do not provide for any special termination benefits, nor do we have any other arrangements with our executive officers for special termination benefits.

Each executive officer has agreed to respect and not claim any right over any intellectual property owned by our company. Additionally, each executive officer has assigned all his or her right, title and interest to, and in, any property relating to our business (whether tangible or intangible) which is created during the term of its employment. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of six months after termination of his or her employment, not to:

•	solicit or induce any person to terminate his or her employment or consulting relationship with our company; or

•	canvass, solicit or endeavor to entice away from our company any client or customer of our company, or any person who regularly dealt with our company.

Mr. Kalra’s employment agreement, however, specifies a noncompetition period of 12 months, with the additional restriction that, during this period, he will not engage or have a substantial financial interest in any travel intermediary business that competes directly with our company.

Compensation of Directors and Executive Officers

For fiscal year 2010, the aggregate cash compensation (including director’s fees) that we paid to our directors and executive officers included in the list under the heading “— Directors and Executive Officers of our Group” was $1.02 million, which included $0.21 million in base salary, $0.11 million in housing and rent allowance, $0.15 million in special allowances and $0.55 million in bonuses (including the variable component of such bonuses). Our employment agreements (as amended from time to time) with each of our group chief executive officer, group chief operating officer and group chief financial officer provide for bonus entitlements calculated as a percentage of gross annual salary and linked to gross sales targets of our company. Our employment agreements with our other executive officers provide for a variable performance component which is payable upon each of the individual officer and our company attaining certain performance targets. We have approved increments in compensation for our executive officers for fiscal year 2011. For fiscal year 2011, we expect to pay an aggregate cash compensation (including director’s fees) of up to $1.05 million to our directors and executive officers (excluding variable bonuses which will only be determined after the end of the fiscal year). These aggregate cash compensation amounts for fiscal years 2010 and 2011 do not include stock compensation and employee benefits to our directors and executive officers. Stock compensation to our directors and executive officers are disclosed separately in the table under “— Outstanding Options”, and employee benefits to our directors and executive officers are disclosed separately under “— Employee Benefit Plans.”

Share Incentive Plans

Equity Option Plan

Our board of directors adopted the MakeMyTrip.com 2001 Equity Option Plan, or our equity option plan, on January 12, 2001, retrospectively effective from June 1, 2000, pursuant to the enabling authority granted under a shareholders’ resolution dated January 12, 2001, in order to attract and retain appropriate talent in the employment of our company, to motivate our employees with incentives, to create shareholder value by aligning the interests of employees with the long term interests of our company and to create a sense of ownership and provide wealth creation opportunities for our employees. MMT India had also adopted an equity option plan in 2006. Employees who were previously granted options under the MMT India equity option plan have instead been granted options under our equity option plan. The MMT India equity option plan and all options granted to employees under such plan were terminated with effect from July 14, 2010. The following paragraphs describe the principal terms of our equity option plan.

Administration

Our equity option plan is administered by the compensation committee of our board of directors. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of options, exercise price, vesting period, exercise period and any lock-in period, forfeiture provisions, adjustments to be made to the number of options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.

Number of Shares Authorized for Grant

Under the terms of our equity option plan, we may grant options exercisable into up to 15% of our paid-up share capital on a fully-diluted basis, which is currently 4,869,800 shares. As of June 15, 2010, we had outstanding options exercisable into a total of 2,577,300 ordinary shares with exercise prices ranging from $0.0005 to $5.39. The total number of shares underlying all grants made to any particular individual may not exceed 5% of our issued share capital. Options that are terminated, forfeited or lapsed under the provisions of our equity option plan are available for future grants under our plan.

Eligibility

We may grant awards to any of our employees or directors. Our compensation committee determines the employees eligible to participate in our equity option plan in accordance with criteria laid down by our board of directors from time to time.

Types of Grants

Under our equity option plan, we may grant options or warrants to subscribe for equity securities of our company, including shares and securities convertible into shares.

Vesting Schedule

Unless otherwise specified in the grant, all initial grants made to any individual vest in the following manner:

•	10% on the expiry of 12 months from the date of grant.

•	20% on the expiry of 24 months from the date of grant.

•	30% on the expiry of 36 months from the date of grant.

•	40% on the expiry of 48 months from the date of grant.

Unless otherwise specified in the grant, all subsequent grants made on the basis of the performance of the individual vest in four equal installments at the anniversary of the respective grant date. Our compensation committee has absolute discretion to vary such vesting dates as it deems fit. Other than as set forth under “— Outstanding Options,” all options we have granted to date have vested in full on their respective grant dates.

Option Exercise and Expiration

Unless otherwise specified in the grant, vested options must be exercised prior to the earliest of the following dates:

•	48 months from the vesting date.

•	72 months from the date of grant.

•	six months following the recipient’s date of voluntary resignation or termination of employment, other than due to death, disablement or retirement.

•	one year following the death of a recipient or termination due to disablement or retirement.

Cashless Exercise of Options

Our equity option plan permits holders of options to exercise their options using a cashless exercise method. In a cashless exercise, the holder of options exercises the options by simultaneously selling the shares underlying the options upon exercise. Our board or compensation committee may also require the holder of options (especially in the case where such method of cashless exercise may contravene certain regulatory requirements) to surrender the options to our company at the selling price of the shares underlying the options in lieu of such exercise and simultaneous sale of shares. In each of the foregoing, the holder of options is only entitled to receive the difference between the selling price and the exercise price for the options, after deductions for all applicable taxes and expenses.

Pursuant to the terms of our equity option plan, any holder of options who may be restricted or prevented by applicable laws and regulations from paying in full or in part the exercise price of his or her options or from exercising such restricted options and acquiring our ordinary shares, will be required to exercise such restricted options using the cashless exercise method, as described above. Our equity option plan further provides that the exercise period for all such restricted options shall be extended to a period up to 12 months following the completion of an initial public offering. Any such restricted options not exercised within this period will irrevocably lapse. If, however, our company does not effect an initial public offering within 72 months of the grant date of such restricted options, all such restricted options not exercised shall lapse irrevocably, unless otherwise permitted by law or by our compensation committee.

Effect of Change of Control or Restructuring of Capital

Upon any restructuring of capital or the occurrence of a change of control of our company, the recipient of any option that is outstanding at the time of such restructuring or change of control will be entitled to such number and type of securities that is being offered in lieu of the shares underlying such option by virtue of such restructuring of capital or change of control, if any.

Amendment or Termination

Our board of directors may at any time amend, alter or terminate our equity option plan or any grant under our equity option plan. However, amendments to any grant under our equity option plan are subject to consent from the recipient of such grant, if such amendment would impair or prejudice the rights of such recipient. Additionally, the approval of shareholders holding not less than 75% of our issued share capital will be required to increase the number of shares available for issuance under options granted pursuant to our equity option plan, change the exercise price of any option or to extend the maximum period during which grants under our equity option plan may be made. The term of our equity option plan was for an initial seven years but has been extended to June 1, 2012 pursuant to a board resolution passed on June 12, 2009 which had retrospective effect from June 1, 2007 and a shareholders’ resolution passed on May 25, 2010. Our equity option plan has been subsequently amended and restated pursuant to a board resolution passed on May 25, 2010, and a shareholders’ resolution passed on May 25, 2010.

Share Incentive Plan

We adopted the MakeMyTrip 2010 Share Incentive Plan on May 25, 2010, or our share incentive plan, upon which our share incentive plan became immediately effective. While our equity option plan will continue to be valid under its terms and will govern the terms of all options granted thereunder, we intend to grant all new equity share awards under our share incentive plan.

The purpose of our share incentive plan is to promote the success and enhance the value of our company by linking the personal interests of the members of our board, employees and consultants of our company, subject to restrictions under applicable law, to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. Our share incentive plan is further intended to provide us with flexibility in our ability to motivate, attract and retain the services of such individuals upon whose judgment, interest and special effort the successful conduct of our operations are largely dependent.

The following paragraphs describe the principal terms of our share incentive plan.

Administration

Our share incentive plan is administered by our board of directors which, to the extent permitted by applicable laws, may delegate its authority to one or more members of our board or one or more officers of the company, subject to certain restrictions set forth in our share incentive plan.

Shares Available for Awards

Subject to certain adjustments set forth in our share incentive plan, the aggregate number of shares that may be issued or awarded under our share incentive plan is equal to (i) ten percent (10%) of the shares outstanding on the effective date (i.e., May 25, 2010) plus (ii) an increase on the date we consummate this initial public offering, by such amount such that the number of shares which may be issued or transferred pursuant to awards under our share incentive plan will be equal to ten percent (10%) of the shares outstanding (on an as converted basis) on such date, which we estimate to be approximately 3,413,400 plus (iii) an annual increase on the first day of each year beginning January 1, 2011 and ending January 1, 2019 by such amount that the number of shares which may be issued or transferred pursuant to awards under our share incentive plan will equal ten percent (10%) of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year or (iv) such smaller number of shares as determined by our board of directors. To the extent that an award terminates, expires or lapses for any reason, or is settled in cash and not shares, then any shares subject to the award will again be available for the grant. Any shares delivered by the holder or withheld by our company upon the exercise of any award, in payment of the exercise price or tax withholding, may again be optioned, granted or awarded, subject to certain limitations set forth in our share incentive plan.

Eligibility

Our employees, consultants and non-employee directors are eligible to be granted awards, except that awards will not be granted to consultants or non-employee directors who are residents of any country in the European Union and any other country, which, pursuant to applicable laws, does not allow grants to any non-employees or consultants.

Options

Our board of directors is authorized to grant options on shares. The per share option exercise price of all options granted pursuant to our share incentive plan will be determined by our board of directors, which may be a fixed or variable price related to the fair market value of the shares; provided that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of the grant, without compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended (or the Code), or the holder’s consent. Our board of directors will determine the methods of payment of the exercise price of an option, which may include without limitation cash or check, shares, proceeds or other forms of legal consideration acceptable to our board of directors. The term of options granted under our share incentive plan may not exceed 10 years from the date of grant. Except as limited by the requirements of Section 409A of the Code, our board of directors may extend the term of any outstanding option and may extend the time period during which vested options may be exercised, or may amend any other term or condition of such option, in connection with any termination of service of the holder.

Restricted Shares

Our board of directors is authorized to grant shares subject to various restrictions, including without limitation restrictions on transferability.

Share Appreciation Rights

Our board of directors is authorized to grant share appreciation rights to eligible individuals, entitling the holder to receive an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the share appreciation right from the share value on the date of exercise of the share appreciation right by the number of ordinary shares with respect to which the share appreciation right is exercised, subject to any limitations our board of directors may impose. The term of share appreciation rights will be set by our board of directors. Amounts payable upon exercise of a share appreciation right will be in cash, shares or a combination of both, as determined by our board of directors.

Dividend Equivalents

Our board of directors may grant dividend equivalents based on dividends declared on the ordinary shares of our company. Such dividend equivalents will be converted to cash by such formula and at such time and subject to such limitations as may be determined by our board of directors.

Share Payments

Our board of directors is authorized to make share payments, which may, but are not required to be made, in lieu of base salary, bonus, fees or other cash compensation. The number or value of shares of any share payment will be determined by our board of directors and may be based upon any criteria, including service to our company, as determined by our board of directors.

Deferred Shares

Our board of directors is authorized to grant deferred shares based on any specific criteria, including service to our company, as our board of directors determines. Shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by our board of directors. Unless otherwise provided by our board of directors, a holder of deferred shares will have no rights as a shareholder with respect to such deferred shares until the deferred share awards have vested and the shares underlying the deferred share awards have been issued.

Restricted Share Units

Our board of directors is authorized to grant restricted share units, subject to various vesting conditions. On the distribution dates, subject to applicable laws, our company will issue to the holder one unrestricted, fully transferable share (or the fair market value of one such share in cash) for each vested and nonforfeitable restricted share unit. Restricted share units may be paid in cash, shares or both, as determined by our board of directors.

The term of a dividend equivalent award, share payment award, deferred share award and/or restricted share unit award will be set by our board of directors in its sole discretion.

Adjustments

In the event of certain changes in our capitalization, our board of directors, in its sole discretion, will make such proportionate and equitable adjustments to reflect such changes with respect to (i) the aggregate number and type of shares that may be issued under our share incentive plan, (ii) the terms and conditions of any outstanding awards and (iii) the grant or exercise price per share for any outstanding award under our share incentive plan.

Corporate Transactions

If a corporate transaction occurs and outstanding awards under our share incentive plan are not converted, assumed or replaced by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a corporate transaction, our board of directors may, in its sole discretion, (i) cause any awards outstanding to terminate at a specific time in the future and give each holder the right to exercise such awards during such period of time as our board of directors will determine, (ii) either purchase any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the holder’s rights had such award been currently exercisable or payable or fully vested or (iii) replace such award with other rights or property selected by our board of directors in its sole discretion.

Non-transferability

Awards granted under our share incentive plan are generally not transferable during the lifetime of the award holder.

Amendment, Suspension or Termination

Unless terminated earlier, our share incentive plan will expire on, and no award may be granted pursuant to it after, the tenth anniversary of its effective date. Any awards that are outstanding on the tenth anniversary of the effective date of our share incentive plan will remain in force according to the terms of our share incentive plan and the applicable award agreement. Except as otherwise provided in our share incentive plan, our board of directors may terminate, amend or modify our share incentive plan at any time and from time to time. However, shareholder approval will be required for any amendment (i) to the extent necessary and desirable to comply with applicable laws and (ii) that results in an increase in benefits that would not apply equally to all shareholders of shares or a change in eligible individuals. Except as provided in our share incentive plan or any award agreement, any amendment, suspension or termination may not impair any rights or obligations under any award without the award holder’s consent.

Outstanding Options

During fiscal year 2010, options to acquire 1,301,240 ordinary shares were granted to several of our directors and executive officers, as set forth in the following table:

	Shares Underlying				Date of
Name	Outstanding Options		Exercise Price	Date of Grant	Expiration
			($ per share)

Deep Kalra	99,880		0.53	June 25, 2009	June 25, 2013(1)
Keyur Joshi	94,000		1.98	June 25, 2009	June 25, 2013(1)
	83,920		0.53	June 25, 2009	June 25, 2013(1)
Rajesh Magow	182,140		0.74	June 25, 2009	June 25, 2013(1)
	114,000		1.98	June 25, 2009	June 25, 2013(1)
	155,560		0.53	June 25, 2009	June 25, 2013(1)
Other directors and executive officers	108,780		0.0005	June 25, 2009	June 25, 2013(1)
	20,960		0.53	June 25, 2009	June 25, 2013(1)
	112,000	(2)	0.53	June 25, 2009	June 25, 2013(1)
	50,000	(2)	5.06	June 25, 2009	June 25, 2013(1)
	100,000		0.53	December 1, 2009	See note (3)
	180,000		0.53	January 4, 2010	See note (3)

Notes: (1)	All these options vested upon the date of grant and must be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our plan.

(2)	The sale of shares following exercise of these options is subject to the following restrictions:

•	up to 50% of the shares may be sold upon the completion of an initial public offering or December 1, 2010, whichever is earlier;
•	up to 25% further of the shares may be sold on or after the date falling one year after the completion of an initial public offering or December 1, 2011, whichever is earlier; and
•	the remaining 25% of the shares may be sold on or after the date falling two years after the completion of an initial public offering or December 1, 2012, whichever is earlier.

(3)	These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our plan. See “— Equity Option Plan — Option Exercise and Expiration” above.

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal year 2010, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers) was $460,417.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of basic salary of an employee is contributed both by employer and employee in a fund with government/trust with company. Our company makes a monthly deposit to a government fund and we have contributed an aggregate of $358,484 in fiscal year 2008, an aggregate of $427,332 in fiscal year 2009 and an aggregate of $401,687 in fiscal year 2010.

Gratuity

In accordance with Indian law, we pay gratuity up to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently the aggregate amount of gratuity shall not exceed Rs. 1,000,000 ($21,547.08). We have provided for an aggregate of $148,497 in fiscal year 2008, an aggregate of $55,860 in fiscal year 2009 and an aggregate of $58,730 in fiscal year 2010 for our gratuity payments.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 15, 2010 on a fully-diluted basis, assuming conversion of all our outstanding preferred shares into ordinary shares and as adjusted to reflect the sale of the ordinary shares in this offering (including ordinary shares to be issued and sold pursuant to the exercise of options by certain of our selling shareholders effective upon the completion of this offering), held by:

•	each of our directors and executive officers having more than 1.0% beneficial share ownership;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each other selling shareholder.

Each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 15, 2010, approximately 1.34% of our outstanding ordinary shares were held by four record holders in the United States, approximately 30.77% of our Series A preferred shares were held by three record holders in the United States, approximately 7.95% of our Series B preferred shares were held by six record holders in the United States and approximately 8.68% of our Series C preferred shares were held five record holders in the United States.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of June 15, 2010 are based on 17,563,620 ordinary shares outstanding immediately prior to this offering, plus 12,324,460 ordinary shares to be issued upon conversion of all outstanding preferred shares into ordinary shares effective upon completion of this offering. The percentage of ordinary shares beneficially owned after this offering further includes ordinary shares to be issued in this offering (including ordinary shares to be issued and sold pursuant to the exercise of options by certain of our selling shareholders effective upon the completion of this offering) assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
Name of	Prior to Offering(1)		Shares Being Offered	After Offering(2)
Beneficial Owner	Number	Percent		Number	Percent

Directors:
Deep Kalra(3)(10)	4,334,020	14.45	368,660	3,965,360	11.62
Ravi Adusumalli	—	—	—	—	—
Sanjeev Aggarwal	—	—	—	—	—
Aditya Tim Guleri(4)	*	*	—	*	*
Philip C. Wolf	*	*	—	*	*
Vivek N. Gour	—	—	—	—	—
Frederic Lalonde	*	*	—	*	*
Gyaneshwarnath Gowrea	—	—	—	—	—
Mohammad Akhtar Janally	—	—	—	—	—

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
Name of	Prior to Offering(1)		Shares Being Offered	After Offering(2)
Beneficial Owner	Number	Percent		Number	Percent

Executive Officers:
Keyur Joshi(3)(10)	356,580	1.19	73,908	282,672	0.83
Rajesh Magow(10)	451,700	1.49	52,500	399,200	1.17
Mohit Gupta	*	*	—	*	*
Amit Somani(5)	—	—	—	—	—
Mukesh Singh(5)	—	—	—	—	—
All our directors and executive officers as a group	5,142,300	17.13	495,068	4,647,232	13.61
Principal Shareholders:
SAIF(6)
Suites 2115-2118, Two Pacific Place, 88 Queensway, Hong Kong	15,337,760	51.32	391,209	14,946,551	43.79
Tiger Global Private Investment Partners(7)
101 Park Avenue, 48th Floor, New York, NY 10178, USA	3,629,760	12.14	—	4,129,760	12.10
Helion Venture(8)
Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius	3,577,220	11.97	91,241	3,485,979	10.21
Travogue Electronic Travel Private Limited(3)
C 210, Second Floor, Sarvodaya Enclave, New Delhi 110 017, India	3,000,000	10.04	—	3,000,000	8.79
Sierra Ventures(9)
2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA	2,384,820	7.98	60,828	2,323,992	6.81
Other Selling Shareholders:
Rajnish Kapur(10)	*	*	12,500	*	*
Anand Kandadai Narasimhan(10)	*	*	15,000	*	*
Amit Saberwal(10)	*	*	18,000	*	*
Chetan Uberoy(11)	*	*	70,000	*	*

*	Represents beneficial ownership of less than 1.0% of our issued share capital (assuming the conversion of all outstanding preferred shares and the issuance of 341,788 ordinary shares upon the exercise of share options held by certain of our selling shareholders for sale in this offering).

Notes: (1)	Assumes the conversion of all outstanding preferred shares into ordinary shares.

(2)	Assumes the underwriters’ option to purchase additional ordinary shares is not exercised.

(3)	Travogue Electronic Travel Private Limited, or Travogue, is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of our ordinary shares includes 1,334,020 ordinary shares held by him directly (assuming the exercise of all options held by him) and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi has a 12.8% equity interest in Travogue.

(4)	Consists of preferred shares held by Sierra Ventures Associates VIII, LLC as nominee for its members (including those shares held for the Guleri Family Trust UTD dated April 7, 1999, or the Guleri Family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary). Mr. Guleri is one of the managing members of Sierra Ventures Associates VIII, LLC, the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and may be deemed to control these entities. However, Mr. Guleri disclaims beneficial ownership of all shares held by these entities, except as stated above and except to the extent of his respective proportionate pecuniary interest therein. See also note (9) below.

(5)	Mr. Mukesh Singh and Mr. Amit Somani hold options exercisable into our ordinary shares. As of the date of this prospectus, none of these options have vested. Assuming the exercise of all such options by each of Mr. Singh and Mr. Somani, each of them would beneficially own less than 1.0% of our issued share capital prior to this offering (assuming the conversion of all outstanding preferred shares).

(6)	Consists of 11,669,720 ordinary shares, 1,517,820 Series A preferred shares, 992,720 Series B preferred shares and 1,157,500 Series C preferred shares. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SAIF, our shareholder.

(7)	Consists of 1,051,560 ordinary shares, 1,502,920 Series B preferred shares and 1,075,280 Series C preferred shares. The shareholders are Tiger Global Private Investment Partners IV, L.P. and Tiger Global Private Investment Partners V, L.P., collectively referred to as Tiger Global. Mr. Charles P. Coleman III controls the ultimate general partner of Tiger Global and is deemed to beneficially own all the shares held by Tiger Global. The number of shares beneficially owned by Tiger Global after this offering includes 500,000 shares expected to be purchased by Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P. in this offering.

(8)	Consists of 3,035,660 Series A preferred shares, 234,940 Series B preferred shares and 306,620 Series C preferred shares.

(9)	The shareholders are Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC (as nominee for its members), collectively referred to as the Sierra Ventures entities. Consists of an aggregate of 2,023,780 Series A preferred shares, 156,620 Series B preferred shares and 204,420 Series C preferred shares, including 58,960 Series A preferred shares, 4,580 Series B preferred shares and 5,980 Series C preferred shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including for the Guleri family trust, of which Mr. Aditya Tim Guleri is a trustee and beneficiary. See note (4) above). The Sierra Ventures entities do not have voting or investment discretion with respect to the shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members (including those held for the Guleri family trust). Sierra Ventures Associates VIII, LLC is the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. Messrs. Jeffrey M. Drazan, David C. Schwab, Peter C. Wendell, Steven P. Williams and Aditya Tim Guleri are the managing members of Sierra Ventures Associates VIII, LLC and may be deemed to control the Sierra Ventures entities. Messrs. Drazan, Schwab, Wendell, Williams and Guleri disclaim beneficial ownership of all shares held by the Sierra Ventures entities, except to the extent of their respective proportionate pecuniary interest therein.

(10)	These selling shareholders are current employees of our company who hold share options and intend to exercise certain of such options and sell the underlying ordinary shares in this offering. Mr. Deep Kalra intends to sell in this offering up to 268,780 existing ordinary shares held by him and up to 99,880 new ordinary shares to be acquired by him pursuant to the exercise of certain share options for sale in this offering.

(11)	This selling shareholder is a former employee of our company who holds share options and intends to exercise certain of such options and sell the underlying ordinary shares in this offering.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our company by our principal shareholders in our ordinary shares and preferred shares in the last three fiscal years and in the period between April 1, 2010 and June 15, 2010. Except as disclosed below, there were no significant changes in the percentage of ownership in our company in the last three fiscal years prior to June 15, 2010. Percentages set forth below are based on the number of ordinary shares outstanding as of the dates set forth below, assuming that all preferred shares outstanding as of such dates are converted into ordinary shares as of such dates.

	As of March 31						As of June 15,
	2008		2009		2010		2010
Name and Type of Shares	Number	Percent	Number	Percent	Number	Percent	Number	Percent

SAIF:
Ordinary shares	11,669,720		11,669,720		11,669,720		11,669,720
Series A preferred shares	1,517,820	52.56%	1,517,820	51.54%	1,517,820	51.35%	1,517,820	51.32%
Series B preferred shares	992,720		992,720		992,720		992,720
Series C preferred shares	—		1,157,500		1,157,500		1,157,500
Tiger Global(1):
Ordinary shares	—		—		1,032,560		1,051,560
Series B preferred shares	1,502,920	5.57%	1,502,920	8.66%	1,502,920	12.09%	1,502,920	12.14%
Series C preferred shares	—		1,075,280		1,075,280		1,075,280
Helion Venture:
Series A preferred shares	3,035,660		3,035,660		3,035,660		3,035,660
Series B preferred shares	234,940	12.12%	234,940	12.02%	234,940	11.98%	234,940	11.97%
Series C preferred shares	—		306,620		306,620		306,620
Travogue:
Ordinary shares	3,000,000	11.12%	3,000,000	10.08%	3,000,000	10.04%	3,000,000	10.04%
Sierra Ventures(2):
Series A preferred shares	2,023,780		2,023,780		2,023,780		2,023,780
Series B preferred shares	156,620	8.08%	156,620	8.01%	156,620	7.98%	156,620	7.98%
Series C preferred shares	—		204,420		204,420		204,420

Notes: (1)	The shareholders are Tiger Global Private Investment Partners IV, L.P. and Tiger Global Private Investment Partners V, L.P.

(2)	The shareholders are Sierra Ventures Associates VIII, LLC, Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P.

RELATED PARTY TRANSACTIONS

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Private Placements

In August 2007, we issued 148,315 Series B preferred shares at a price of $101.14 per share to SAIF, Helion Venture, the Sierra Ventures entities, and Tiger Global Private Investment Partners IV, L.P. and certain of its affiliates. In connection with the issuance of Series B preferred shares, we and our founders, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, entered into a Series B preferred share subscription agreement dated as of August 8, 2007 with the foregoing investors.

In May 2008, we issued 139,045 Series C preferred shares at a price of $107.88 per share to SAIF, Helion Venture, the Sierra Ventures entities, and Tiger Global Private Investment Partners V, L.P. and certain of its affiliates. In connection with the issuance of Series C preferred shares, we and our founders, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, entered into a Series C preferred share subscription agreement dated as of May 20, 2008 with the foregoing investors.

The Series B and Series C preferred share information above does not take into account the 20-for-one share split we effected on July 22, 2010.

Shareholders Agreements

As of May 20, 2008, Mr. Deep Kalra, Mr. Keyur Joshi, Mr. Sachin Bhatia, Travogue, SAIF, Helion Venture, the Sierra Ventures entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, Mr. Scott Shleifer and our company entered into a shareholders agreement (which superseded earlier shareholders agreements) that contained various rights such as registration rights, pre-emption rights, rights of first refusal and co-sale rights, board nomination rights and information access rights as well as provided for matters which required special approval by certain of our shareholders.

As of July 16, 2010, Mr. Deep Kalra, Mr. Keyur Joshi, Mr. Sachin Bhatia, Travogue, SAIF, Helion Venture, the Sierra Venture entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, Mr. Scott Shleifer and our company entered into a shareholders agreement (which superseded earlier shareholders agreements, including the May 20, 2008 shareholders agreement). The July 16, 2010 shareholders agreement terminates all the various rights contained in the earlier shareholders agreements described in the preceding paragraph except for the registration rights, which are described in greater detail in “Description of Share Capital — Registration Rights.”

Transactions with SAIF

In fiscal years 2008, 2009 and 2010, we earned revenue of $15,854, $13,794 and $16,901, respectively, from SAIF primarily for the sales of air tickets to it. These transactions were carried out in the ordinary course of our business and on an arm’s length basis.

Transactions with PhoCusWright

From time to time, we purchase independent market reports on the travel and travel-related industry from PhoCusWright, a company founded and controlled by Mr. Philip C. Wolf, one of our directors. The amounts paid by us to PhoCusWright were $6,250, $18,322 and $19,300 in each of the fiscal years 2008, 2009 and 2010, respectively.

Our US subsidiary, MakeMyTrip.com Inc., entered into a professional services agreement with PhoCusWright dated February 3, 2010, for the provision of certain professional services by PhoCusWright to us, including assisting us to create a sales and marketing strategy and develop a list of potential customers in the North American market to which to sell our services. PhoCusWright’s services are expected to continue until June 2011 and it will receive a total fixed fee of $20,000 for the engagement, of which 50% was paid upon commencement of the engagement and the remainder is to be paid upon the satisfaction of certain deliverables. PhoCusWright is also entitled to receive 3% of all revenue generated from bookings made by new customers from February 2010 to

July 31, 2011 from North America for our United States-to-India inbound services, which shall be payable on a quarterly basis, commencing from March 31, 2010.

Loans to Executive Officers

During fiscal year 2008, we made an unsecured, non-interest bearing loan to our Group Chief Operating Officer, Mr. Keyur Joshi, amounting to Rs. 2.2 million ($55,151.67, based on the exchange rate as of the relevant balance sheet date), which represented a refundable deposit placed with Mr. Joshi’s landlord for his residential lease. This loan was repaid on July 9, 2009 following the expiry of Mr. Joshi’s lease. On May 13, 2009, we extended a similar loan to Mr. Joshi of Rs. 2.0 million ($44,414.74, based on the exchange rate as of the relevant balance sheet date). The variable bonus component under Mr. Joshi’s employment agreement with our company was adjusted in April 2010, and this loan was set off against a portion of his employment compensation.

On June 11, 2009, we made an unsecured, non-interest bearing loan to our Group Chief Financial Officer, Mr. Rajesh Magow, amounting to $68,059. Mr. Magow repaid this loan fully on July 7, 2009. During fiscal year 2010, we made another unsecured, non-interest bearing loan to Mr. Magow, amounting to $38,521. Mr. Magow repaid this loan in full as of March 31, 2010.

Employment Agreements

See “Management — Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Management — Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

Our company (Company No. 24478/5832) is a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. Our affairs are governed by our Constitution, the Mauritius Companies Act, the Securities Act 2005 of Mauritius, or the Mauritius Securities Act, and other applicable laws of Mauritius and any rules or regulations made thereunder.

Our Constitution states that the objects of our company are to carry out any business or activity permitted under our company’s Category 1 Global Business Licence, and to the extent permitted by law, our company may effect any transaction and take any steps which it considers expedient to further the objects of our company.

As of March 31, 2010, our stated capital was $53,900,376, comprising 877,106 ordinary shares with a par value of $0.01 each and 616,223 preferred shares with a par value of $0.01 each, of which 328,863 preferred shares have been designated Series A preferred shares, 148,315 preferred shares have been designated Series B preferred shares and 139,045 preferred shares have been designated Series C preferred shares.

As of June 15, 2010, our stated capital was $53,947,997, comprising 878,181 ordinary shares with a par value of $0.01 each and 616,223 preferred shares with a par value of $0.01 each, of which 328,863 preferred shares have been designated Series A preferred shares, 148,315 preferred shares have been designated Series B preferred shares and 139,045 preferred shares have been designated Series C preferred shares.

Immediately after giving effect to the 20-for-one share split we effected on July 22, 2010, our stated capital was comprised of 17,621,600 ordinary shares with a par value of $0.0005 each and 12,324,460 preferred shares with a par value of $0.0005 each. All our issued and outstanding preferred shares will be converted into 12,324,460 ordinary shares upon the closing of this offering.

Our Constitution will become effective upon completion of this offering. The following are summaries of certain provisions of our Constitution to be adopted with effect from the closing of this offering and the Mauritius Companies Act insofar as they relate to the material terms of our ordinary shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the share register of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Constitution and the Mauritius Companies Act. Prospective investors are urged to read the complete form of our Constitution which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Ordinary Shares

General

All of our ordinary shares issued prior to the completion of the offering are fully paid, and all of our ordinary shares to be issued in the offering will be issued as fully paid. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of Mauritius may freely hold and vote their ordinary shares.

Dividends

Under the Mauritius Companies Act and our Constitution, we may only pay dividends out of retained earnings, after having made good any accumulated losses at the beginning of the accounting period, and no distribution (which term includes dividend) may be made unless our board of directors is satisfied that, upon the distribution being made (1) our company is able to pay its debts as they become due in the normal course of business and (2) the value of our company’s assets is greater than the sum of (a) the value of its liabilities and (b) our company’s stated capital. Subject to the Mauritius Companies Act and our Constitution, the declaration and payment of any dividend has to be authorized by our board of directors, subject to the approval of our shareholders.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of our company is divided into different classes, our board of directors may also pay any fixed dividend which is payable on any shares of our company half-yearly or on any other dates, whenever our profits, in the opinion of our board of directors, justifies such payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which our company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

No dividend shall carry interest against us.

Any dividend or other moneys payable in cash on or in respect of a share may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of members in respect of the joint holding, or to such person at such address as such shareholder may in writing direct or may be sent by remittance or telegraphic transfer to the bank account of the holder at his bank account as may be notified in writing to us. Every check or warrant or remittance or telegraphic transfer so sent shall be made payable to the order of the person to whom it is sent or, in the case of joint holders, to the order of the holder whose name stands first on our register of members in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend or moneys represented thereby.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and if so, shall revert to us.

Voting Rights

Subject to any rights or restrictions as to voting for the time being attached to any class of shares and our Constitution, each holder of our ordinary shares who is present in person or by proxy at a meeting of shareholders shall have one vote on a show of hands and on a poll, each holder of our ordinary shares who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by: (1) the chairman of such meeting, (2) not less than 5 shareholders having the right to vote at the meeting, (3) a shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting, or (4) by a shareholder or shareholders holding shares in the company that confer a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes of those shareholders entitled to vote and voting on the matter which is the subject matter of the resolution, while a special resolution is a resolution approved by a majority of 75% or, if a higher majority is required by the Constitution, that higher majority, of the votes of those shareholders entitled to vote and voting on the question. A special resolution will be required for matters such as amending our Constitution.

Transfer of Ordinary Shares

Subject to the restrictions contained in our Constitution, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in our Constitution) or in any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any transfer of any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or any transfer of shares upon which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to our company in respect thereof;

•	the instrument of transfer is lodged at the registered office of our company for the time being or at such other place (if any) as our board of directors may appoint, accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do); and

•	the instrument of transfer is in respect of only one class of shares.

If our board of directors refuses to register a transfer of any shares, they shall within 28 days after the date on which the transfer was lodged with our company send to the transferor and the transferee notice of the refusal as required by the Mauritius Companies Act and the reasons for the refusal will be given in the notice.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares

Subject to the provisions of the Mauritius Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors or by ordinary resolution of the shareholders of our company.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Mauritius Companies Act, be varied with the sanction of a special resolution passed at a meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of 75% of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Meetings of Shareholders

An annual shareholders’ meeting shall be convened by our board of directors not more than once in each year and not later than 6 months after our balance sheet date. Special meetings of shareholders may be convened by our board of directors or on the written request of shareholders holding shares carrying together not less than 5% of the voting rights entitled to be exercised on the issue. Subject to our Constitution, advance notice of at least fourteen days is required for the convening of our annual shareholders’ meeting and any special meeting of our shareholders. A quorum for a shareholders meeting shall be present where the shareholders or their proxies are present or have cast postal votes, who are between them able to exercise not less than 33.3% of the votes to be cast on the business to be transacted by the meeting.

A shareholder may exercise the right to vote either by being present in person, by proxy or postal vote. A proxy for a shareholder may attend and be heard at a meeting of shareholders as if the proxy were the shareholder. A proxy shall be appointed by notice in writing signed by the shareholder, and the notice shall state whether the appointment is for a particular meeting or a specified term.

Inspection of Books and Records

Under the Mauritius Companies Act, we are required to keep available our certificate of incorporation, our Constitution, our share register, the full names and residential addresses of our directors, the registered office and address for service of our company, copies of the instruments creating or evidencing charges which are required to be registered under section 127 of the Mauritius Companies Act, minutes of all meetings and resolutions of shareholders, copies of written communications to all shareholders or to all holders of a class of shares during the preceding seven years (including financial statements, and group financial statements), certificates given by directors under the Mauritius Companies Act and the interests register (if any) of our company for inspection by any shareholder of our company or by a person authorized in writing by a shareholder for the purpose, between the hours of 9.00 a.m. and 5.00 p.m. on each working day during the inspection period at the place at which our records are kept in Mauritius. A shareholder who wishes to inspect such records must serve written notice on us of his intention to inspect the records.

The term “inspection period” is defined in the Mauritius Companies Act to mean the period commencing on the third working day after the day on which notice of intention to inspect is served on us by the person or shareholder concerned and ending with the eighth working day after the day of service.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled in accordance with the Mauritius Companies Act.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Purchase by Our Company of its Own Shares

Our company may, subject to and in accordance with the Mauritius Companies Act, purchase or otherwise acquire its own shares, on such terms and in such manner as our board of directors may from time to time think fit. Any share that is so purchased or acquired by our company shall, unless held as treasury shares in accordance with the Mauritius Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On such cancellation of a share, the rights and privileges attached to that share shall expire, and the number of issued shares of our company shall be diminished by the number of such shares so cancelled, and where any such cancelled shares was purchased or acquired out of the capital of our company, the amount of the share capital of our company shall be reduced accordingly. In any other instance, our company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by or in accordance with the Mauritius Companies Act.

Directors’ Borrowing Powers

Our Constitution provides that our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Mauritius Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Interested Directors

The Mauritius Companies Act and our Constitution provide that a director of our company shall, forthwith after becoming aware of the fact that he is interested in a transaction or a proposed transaction with our company, cause to be entered in the interests register of our company and disclose to our board of directors the nature and monetary value of that interest, or where the monetary value of the director’s interest cannot be quantified, the nature and extent of that interest. A general notice entered in the interests register or disclosed to our board of directors to the effect that a director is a shareholder, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. To the extent that our company is a reporting issuer (as defined in section 86 of the Mauritius Securities Act) the relevant disclosure requirements under the Mauritius Securities Act may also be applicable. We have applied to the

Mauritius Financial Services Commission for an exemption from the disclosure requirements applying to reporting issuers under the Mauritius Securities Act.

Under our Constitution, a director of our company may not vote in respect of any contract or arrangement or any proposed contract or arrangement in which he has any interest, directly or indirectly.

Section 149 of the Mauritius Companies Act provides that a transaction entered into by a company in which a director of the company is interested may be avoided by the company at any time before the expiration of 6 months after the transaction is disclosed to all the shareholders (whether by means of the company’s annual report or otherwise). However, a transaction shall not be avoided where the company receives fair value under it, and where a transaction is entered into by the company in the ordinary course of its business and on usual terms and conditions, the company shall be presumed to have received a fair value under the transaction. Under the Mauritius Companies Act, the avoidance of a transaction under Section 149 of the Mauritius Companies Act will not affect the title or interest of a person in or to property which that person has acquired where the property was acquired (a) from a person other than the company, (b) for valuable consideration, and (c) without knowledge of the circumstances of the transaction under which the person referred to in paragraph (a) acquired the property from the company.

Notification of Shareholdings by Directors and Substantial Shareholders

Our Constitution provides that (a) each of our directors shall, upon his appointment to our board of directors, give an undertaking to our company that, for so long as he remains a director of our company, he shall forthwith notify our company secretary of the particulars of our shares beneficially owned by him at the time of his appointment and of any change in such particulars (including the circumstances of any such change), and (b) each member of our company shall, upon becoming a substantial shareholder of our company, give an undertaking to our company that, for so long as he remains as a substantial shareholder of our company, he shall notify our company secretary of the particulars of our shares in which he has an interest at the time of his becoming a substantial shareholder or of any change in such particulars (including the circumstances of any such change) within 48 hours of such time or change (as the case may be), provided that he shall only be required to give notice of a change in the percentage level of his interests in the shares where there is a change of 1% or more in the percentage level of his shareholding interest in the relevant class of shares in our company. For this purpose, a “substantial shareholder” means a person who holds by himself or his nominee a share or an interest in a share in the capital of our company which entitles him to exercise not less than 5% of the aggregate voting power exercisable at a meeting of our shareholders.

Category 1 Global Business Company

We are a public company incorporated under the laws of Mauritius with limited liability and we hold a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Mauritius law distinguishes between domestic companies and global business companies. Any company that is formed or registered in Mauritius but conducts business outside of Mauritius may apply for a Category 1 Global Business Licence. The requirements for a Category 1 Global Business Company are essentially the same as for a domestic company except for some of the exemptions and privileges listed below (which are not exhaustive):

•	a Category 1 Global Business Company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	a Category 1 Global Business Company may issue no par value shares; and

•	a Category 1 Global Business Company may register as a protected cell company.

Upon the closing of this offering, we may be subject to reporting and other information and disclosure requirements of the Mauritius Securities Act and any rules or regulations made thereunder.

History of Share Issuances

The following is a summary of our share issuances during the past three years. The following share numbers and prices do not take into account the 20-for-one share split we effected on July 22, 2010.

Ordinary Shares.  In June 2009, we issued 4,600 ordinary shares to Rajesh Magow pursuant to vested options exercised by him at an exercise price of $14.84 per share, and 480 ordinary shares to Amit Saberwal and 170 ordinary shares to Venkatesh Bhardwaj, pursuant to vested options exercised by them at exercise prices of $9.75 per share. In April 2010, we issued 1,000 ordinary shares to a former employee pursuant to vested options exercised by him at an exercise price of $39.53 per share. In May 2010, we issued 75 ordinary shares to another former employee pursuant to vested options exercised by him at an exercise price of $107.88 per share. In July 2010, we issued 2,899 ordinary shares to a former non-executive director pursuant to vested options exercised by him at an exercise price $0.01 per share.

Preferred Shares.  In August 2007, we issued a total of 148,315 Series B preferred shares to SAIF, Tiger Global Private Investment Partners IV, L.P., Helion Venture, the Sierra Ventures entities, Feroz Dewan, Lee J. Fixel and Scott L. Shleifer at $101.14 per share.

In May 2008, we issued an aggregate of 139,045 Series C preferred shares to SAIF, Tiger Global Private Investment Partners V, L.P., Helion Venture, the Sierra Ventures entities, Feroz Dewan and Lee J. Fixel at $107.88 per share.

Option Grants.  We have granted options to certain of our directors, officers and employees. As of June 15, 2010, options in respect of an aggregate of 128,865 ordinary shares of our company were outstanding. After taking into account the 20-for-one adjustment with respect to the number of ordinary shares underlying options and the corresponding adjustment to the exercise prices of such options we effected on July 22, 2010, we would have had options in respect of an aggregate of 2,577,300 ordinary shares outstanding as of June 15, 2010. See the section “Management — Share Incentive Plans — Equity Option Plan.”

Differences in Corporate Law

The Mauritius Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Mauritius Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Pursuant to the Mauritius Companies Act, subject to certain exceptions prescribed in the Mauritius Companies Act, a Mauritius company shall not enter into the following transactions unless the transaction is approved by special resolution or contingent on approval by special resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 75% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 75% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 75% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 75% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, a special resolution is a resolution that is approved by a majority of 75% or, if a higher majority is required by the constitution of a Mauritius company, that higher majority, of the votes of those shareholders entitled to vote and voting on the question.

Where a transaction involves the acquisition or disposition or the acquiring of rights, interests or incurring obligations of, in any case, more than half the value of the Mauritius company’s assets, subject to certain exceptions prescribed in the Mauritius Companies Act, the transaction has to be approved by ordinary resolution or contingent on approval by ordinary resolution, and a Mauritius company shall not enter into the following transactions unless the transaction is approved by ordinary resolution or contingent on approval by ordinary resolution of the shareholders of the company:

(a)	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than 50% of the value of the company’s assets before the acquisition;

(b)	the disposition of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than 50% of the value of the company’s assets before the disposition; or

(c)	a transaction that has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than 50% of the value of the company’s assets before the transaction (provided that this will not apply by reason only of the company giving, or entering into an agreement to give, a charge secured over assets of the company, the value of which is more than 50% of the value of the company’s assets for the purpose of securing the repayment of money or the performance of an obligation).

Under the Mauritius Companies Act, an ordinary resolution is a resolution that is approved by a simple majority of the votes of those shareholders entitled to vote and voting on the matter which is the subject of the resolution.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Mauritius law requires an amalgamation proposal to be approved by the directors of each constituent company and by special resolution of the shareholders of each constituent company.

A merger between a Mauritius parent company and its Mauritius subsidiary or subsidiaries does not require approval by a resolution of shareholders. For this purpose a “subsidiary” has the meaning assigned to it by the Mauritius Companies Act.

Save in certain circumstances, a dissentient shareholder of a Mauritius constituent company is entitled to payment of the fair and reasonable price for his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will normally preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies where the Supreme Court of Mauritius, on the application of the company or, with leave of the court, any shareholder or creditor of the company, may order that an arrangement or amalgamation or compromise shall be binding on the company and on such other persons or classes of persons as the court may specify and any such order may be made on such terms and conditions as the court thinks fit.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, but under the Mauritius Companies Act, the Mauritius courts may grant leave to a shareholder (including a minority shareholder) to bring a derivative action.

Indemnification of Directors and Executive Officers and Limitation of Liability

Under the Mauritius Companies Act, a company may indemnify a director or employee of the company or a related company for any costs incurred by him or the company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee and (b) in which judgment is given in his favor, in which he is acquitted, which is discontinued, in which he is granted relief under section 350 of the Mauritius Companies Act or where proceedings are threatened and such threatened action is abandoned or not pursued. The Mauritius Companies Act further provides that a company may indemnify a director or employee of the company or a related company in respect of (a) liability to any person, other than the company or a related company, for any act or omission in his capacity as a director or employee or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability, save in respect of any criminal liability or liability in respect of a breach (in the case of a director) of the duty to exercise his powers honestly in good faith in the best interests of the company. Our post-offering Constitution will provide for indemnification, to the extent permitted by Mauritius law, of our directors and officers for costs, charges, losses, expenses and liabilities incurred or sustained by them in the execution and discharge of their duties in their respective offices or in relation thereto, except in respect of their own fraud or dishonesty.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Mauritius law, a director of a Mauritius company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Under the Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly, in good faith and in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time.

Neither Mauritian law nor our Constitution requires the majority of our directors to be independent.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Mauritius law provides that, save for the annual meeting of a company, shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held or by resolution in writing signed by not less than 75% or such other percentage as the constitution of the company may require for passing a special resolution, whichever is the greater, of the shareholders who would be entitled to vote on that resolution at a meeting of shareholders who together hold not less than 75% (or, if a higher percentage is required by the constitution, that higher percentage) of the votes entitled to be cast on that resolution.

Shareholder Meetings

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual general meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual general meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Mauritius law and our Constitution allow our shareholders to requisition a shareholders’ meeting. We are obliged by law to call a shareholders’ annual meeting once every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Mauritius law, our Constitution does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Constitution, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains business combination provision applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. Subject to specified exceptions, an interested shareholder is a person or a group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% of more of the corporation’s outstanding voting stock at any time within the previous three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

There is no such statutory provision under Mauritius law restricting transactions between a company and its significant shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by all shareholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Mauritius law, a company may be wound up by either an order of the courts of Mauritius or by a special resolution of its members or, if the company is unable to pay its debts, by a special resolution of its members with leave of the court. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Insolvency Act 2009 of Mauritius, our company may be dissolved, liquidated or wound up by special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Mauritius law and our Constitution, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Mauritius law, our Constitution may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Issuance of preferred shares

The Constitution to be adopted by our company upon completion of this offering allows for our company to issue preferred shares. The Constitution provides that the directors of our company may offer, issue, grant options over or otherwise dispose of shares of our company to such persons, at such times and for such consideration and upon such terms and conditions as the board of directors of our company may in its absolute discretion determine (save that no shares shall be issued below the par value of the share) and that any share in our company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our company may determine or, if there has not been any such determination or so far as the same does not make specific provision, as the board of directors of our company may determine.

Compulsory Acquisition

Pursuant to recent regulations made under the Mauritius Securities Act, a person acquiring shares in a Mauritius-incorporated company in connection with a takeover offer may be permitted or required to compulsorily acquire the shares held by minority holders as set forth below:

•	If the acquirer has, within four months after the making of a takeover offer for all the shares of a class not owned by, or by a nominee for, the acquirer, or any of its subsidiaries, obtained the approval for such takeover offer by the holders of not less than nine-tenths in nominal value of the shares included in that class of shares (other than those shares already held at the date of the takeover offer by the acquirer or by a nominee or subsidiary of the acquirer), the acquirer may, at any time within two months after the takeover offer has been so approved, by notice (referred to as an “acquisition notice”) compulsorily acquire the shares of any dissenting member on the same terms as the original takeover offer unless the Supreme Court of Mauritius (on an application made by a dissenting member within one month after the date of the acquirer’s acquisition notice) orders otherwise.

•	Where, in pursuance of a takeover offer, the acquirer becomes entitled by himself or through a related corporation or nominee to nine-tenths or more in nominal value of the shares included in the class of shares concerned, the acquirer shall within one month after the date on which he becomes entitled by himself or through a nominee to those shares, give notice (referred to as an “ownership notice”) of that fact to the holders of the remaining shares included in that class who, when the notice was given, had not assented to the takeover offer or been given an acquisition notice by the acquirer. The holders of the remaining shares may, within three months after the giving of the ownership notice to them, require the acquirer to acquire their shares and, where alternative terms were offered to the approving members, elect which of those terms they will accept.

Anti-takeover provisions

Mauritius law does not prevent Mauritius companies from adopting a wide range of defensive measures, such as staggered boards, issue of preferred shares, adoption of poison pill shareholder rights plans and provisions that restrict the rights of shareholders to call meetings. Our Constitution includes the following provisions which may be regarded as defensive measures: (i) a staggered board of directors, (ii) the ability to issue preferred shares, (iii) granting directors the absolute discretion to decline to register a transfer of any shares (other than a fully paid share), and (iv) requiring that amendments to the Constitution be approved by a special resolution of the shareholders of our company.

Registration Rights

Pursuant to a shareholders agreement dated as of July 16, 2010, by and among our company, Mr. Deep Kalra, Mr. Keyur Joshi and Mr. Sachin Bhatia, SAIF, Travogue, Helion Venture, the Sierra Ventures entities, Tiger Global, Mr. Lee Fixel, Mr. Feroz Dewan, and Mr. Scott Shleifer (collectively referred to as the “Shareholders”), we have granted certain registration rights to certain holders of our Registrable Shares, as described below. The term “Registrable Shares,” as defined in the abovementioned shareholders agreement, means:

(i) any ordinary shares held by any of the Shareholders or the employees/management of our company or its subsidiaries; and

(ii) any other ordinary shares of our company issued in respect of the ordinary shares described in paragraph (i) above pursuant to stock splits, stock dividends, reclassifications, recapitalizations or similar events;

provided that ordinary shares that are Registrable Shares shall cease to be Registrable Shares (a) upon any sale pursuant to a registration statement or Rule 144 under the Securities Act, (b) with respect to a Shareholder, when such Shareholder is eligible to sell, transfer or otherwise convey all of such Shareholder’s Registrable Shares without restriction pursuant to applicable law or (c) upon any sale in any manner to a person or entity which is not entitled to the rights provided by the shareholders agreement.

At any time or from time to time after the date falling 180 days after the consummation of this offering, subject to the terms of the shareholders agreement and the lock-up agreements described in this prospectus, one or more of the Shareholders may request that our company effect a registration under the Securities Act of all or any part of the Registrable Shares owned by the Shareholders, provided that (i) the Registrable Shares to be so registered have a proposed aggregate offering price net of underwriting commissions, if any, of at least US$5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

At any time after our company becomes eligible to file a registration statement on Form F-3 (or any similar or successor form for which our company then qualifies relating to secondary offerings), one or more of the Shareholders will have the right to require our company to effect the registration on Form F-3 (or any similar or successor form for which our Company then qualifies) of all or any portion of the Registrable Shares held by the Shareholders, provided that (i) our company shall not be required to effect any registration of Registrable Shares unless such Registrable Shares have a proposed aggregate offering price net of underwriting commissions (if any) of at least US$5,000,000 in the aggregate, and (ii) our company shall not be required to effect more than two registrations requested in this manner in any 12 month period.

In each case, no Shareholder may make more than one request for registration in any six month period.

Whenever our company proposes to file a registration statement including, but not limited to, registration statements relating to secondary offerings of securities of our company (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, our company will, at least 30 days prior to such filing, give written notice to all Shareholders of its intention to do so and, upon the written request of any Shareholder(s) given within 20 days after our company provides such notice, our company will use its reasonable efforts to cause all Registrable Shares that our company has been requested by such Shareholder(s) to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Shareholder(s), provided that our company shall have the right to postpone or withdraw any such registration effected without obligation to any Shareholder.

We will pay all Registration Expenses (as defined below) of all registrations under the shareholders agreement, subject to certain provisos set out in the shareholders agreement. For this purpose, the term “Registration Expenses” means all expenses incurred by our company in complying with the shareholders agreement, including (without limitation) all registration and filing fees, exchange listing fees, printing expenses, road show expenses, fees and disbursements of counsel for our company, the reasonable fees and expenses of one (1) special counsel selected by the selling Shareholders to represent the selling Shareholders, state Blue Sky fees and expenses (if any), fees and expenses of our company’s independent auditors and the expense of any special audits incidental to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of selling Shareholders’ own counsel (other than the counsel selected to represent all the selling Shareholders).

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while our ordinary shares have been approved for listing on the Nasdaq Global Market, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares in the public market in the United States, including ordinary shares issued upon exercise of outstanding options or warranty, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have 34,134,002 outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares. Of that amount, 5,000,000 ordinary shares, will be publicly held by investors participating in this offering, and 29,134,002 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The above mentioned 29,134,002 ordinary shares which will be held by existing shareholders are, and those ordinary shares issuable upon exercise of options and outstanding following the completion of this offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

We, the selling shareholders, our directors and executive officers, all of our other shareholders and certain holders of share options (in respect of certain options held by them), as well as Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares,

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, or file or cause to be filed any registration statement relating to the offering of, or, in the case of each shareholder, make any demand for or exercise any registration right in respect of, any shares or any securities convertible into or exercisable or exchangeable for shares.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares, effective upon the completion of this offering, upon the exercise of options or the conversion of securities outstanding on the date of this prospectus; or

•	the grant by us of share options under our share option plan, provided that each such grant shall be subject to, and each such grantee shall be bound by, the restrictions described above and the aggregate number of shares underlying such options shall not exceed 1.0% of our shares outstanding immediately after the completion of this offering.

In addition, in the case of each provider of a lock-up agreement other than our company, the restrictions described above do not apply to:

•	transactions relating to shares acquired in open market transactions after the completion of this offering;

•	the exercise of share options outstanding on the date of this prospectus, provided that shares issued upon such exercise shall be subject to the restrictions described above; or

•	distributions by such person of shares to limited partners or general partners of such person, provided that such distributee agrees to be bound by the restrictions described above.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Immediately following the completion of this offering, shareholders subject to lock-up agreements will hold 29,134,002 ordinary shares representing approximately 85.4% of our then outstanding ordinary shares, or 28,691,694 ordinary shares representing approximately 83.3% if the underwriters exercise their option to purchase additional ordinary shares in full.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately 341,340 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ordinary shares on the Nasdaq Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares and holders of our preferred shares who will convert their preferred shares into ordinary shares effective upon the completion of this offering, will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Mauritius and US federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-US and non- Mauritian tax laws. To the extent that the discussion relates to matters of Mauritius tax law, it represents the opinion of Conyers Dill & Pearman (Mauritius) Limited, our special Mauritian counsel. To the extent that the discussion relates to matters of US federal income tax law (not including any of our expectations), and subject to the qualifications herein, it represents the opinion of Latham & Watkins LLP, our special US counsel.

Mauritius Taxation

Our company holds a valid Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius and a valid Tax Residence Certificate issued by the Mauritius Revenue Authority. Our company is tax resident in Mauritius.

The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations of the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax (Foreign Tax Credit) Regulations 1996, “foreign source income” means income which is not derived from Mauritius and includes in the case of a corporation holding a Category 1 Global Business Licence under the Financial Services Act 2007 of Mauritius, income derived in the course of a global business. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged and for this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our chargeable income would be 3%.

Mauritius currently has no capital gains tax (other than on sales of immovable property) and has no taxation in the nature of a withholding tax on the payment of dividends, interest or royalties applicable to us as a holder of a Category 1 Global Business Licence issued by the Financial Services Commission in Mauritius and where such dividends or interest are paid to a non-resident of Mauritius not carrying on any business in Mauritius and such royalties are paid to non-residents of Mauritius. There is no estate duty, inheritance tax or gift tax in Mauritius.

Under existing Mauritius laws:

•	no capital, transfer or registration duties are levied in Mauritius on the issue, purchase or sale of our ordinary shares;

•	dividend payments or other distributions to holders of our ordinary shares are exempt from Mauritius tax, and no withholding will be required of our company on dividend payments or other distributions; and

•	gains derived from the sale or disposition of our ordinary shares will not be subject to Mauritius tax.

There are currently no exchange controls or currency exchange restrictions in Mauritius.

Prospective investors are advised to consult their tax advisors with respect to their particular tax situations and the tax effects of an investment in our shares.

US Federal Income Taxation

The following discussion describes certain material US federal income tax consequences to US Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to US Holders that hold the ordinary shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on US Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	US expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for US federal income tax purposes) that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Dividends and Other Distributions

Subject to the PFIC rules discussed below, the gross amount (in US dollars) of any distribution we make to you with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Amounts not treated as dividend income for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce your tax basis in your ordinary shares, but not below zero. Distributions in excess of our current and accumulated earnings and profits and your tax basis in your ordinary shares will be treated as capital gain realized on the sale or other disposition of the ordinary shares. However, we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, common or ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ordinary shares are expected to be. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally be treated as foreign source income and constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividends, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Dispositions

Subject to the PFIC rules discussed below, you will recognize taxable capital gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in US dollars) for the ordinary share and your adjusted tax basis (in US dollars) in the ordinary share. If you are a non-corporate US Holder, including an individual US Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as US source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a PFIC for US federal income tax purposes for our current taxable year ending March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our US counsel, expresses no opinion with respect to our PFIC status or our expectations set forth in this paragraph.

A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Because the value of our assets for purposes of the asset test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. For this purpose, the composition of our income and assets will depend in part on how, and how quickly, we spend the cash raised in this offering. If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we were a PFIC will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of our ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A US Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your gross income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss from the actual sale or other disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions that we make, except that the lower tax rate applicable to qualified dividend income (discussed above under “— Dividends and Other Distributions”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable US Treasury regulations. We expect that our ordinary shares will be listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares are regularly traded and you are a holder of the ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a US Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a US person that owns stock of a PFIC generally may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A US person that makes a qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such US person’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such US person with certain information regarding its earnings and profits as required under applicable US Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Under newly enacted legislation, unless otherwise provided by the US Treasury, each US shareholder of a PFIC is required to file an annual report containing such information as the US Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares will generally be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification on US Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. US Holders that are exempt from backup withholding should still complete US Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

New Legislation

Newly enacted legislation requires certain US Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends paid on and capital gains from the sale or other disposition of ordinary shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc is acting as the representative, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. International plc
Oppenheimer & Co. Inc.
Pacific Crest Securities LLC

Total	5,000,000

The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the ordinary shares offered by this prospectus if any are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per ordinary share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per ordinary share. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representative.

We and certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 307,692 ordinary shares from us and 442,308 ordinary shares from such selling shareholders at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions set forth on the same. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table sets forth the underwriting discounts and commissions:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions	$	$	$	$

Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Morgan Stanley & Co. International plc will offer ordinary shares in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

Our ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol “MMYT.”

The ordinary shares being offered pursuant to this prospectus include shares initially offered and sold outside the United States pursuant to Regulation S that may be resold from time to time in the United States in transactions that require registration under the Securities Act.

The estimated expenses of this offering that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $2,210,000, including registration fees of approximately $10,000, listing fees of approximately $150,000, estimated printing fees of approximately $550,000, estimated legal fees and expenses of approximately $1,200,000 and estimated accounting fees and expenses of approximately $300,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of securities offered by it.

Certain affiliates of one of our shareholders, Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have advised us that they wish to purchase up to an aggregate of 500,000 shares in this offering, and we intend on selling up to an aggregate of 500,000 shares to Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P. in this offering at the public offering price. Any such shares purchased in this offering will also be subject to the lock-up restrictions described below.

We, the selling shareholders, our directors and executive officers, all of our other shareholders and certain holders of share options (in respect of certain options held by them), as well as Tiger Global, L.P., Tiger Global II, L.P. and Tiger Global Master Fund, L.P., have agreed that, without the prior written consent of Morgan Stanley & Co. International plc on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares,

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, or file or cause to be filed any registration statement relating to the offering of, or, in the case of each shareholder, make any demand for or exercise any registration right in respect of, any shares or any securities convertible into or exercisable or exchangeable for shares.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares, effective upon the completion of this offering, upon the exercise of options or the conversion of securities outstanding on the date of this prospectus; or

•	the grant by us of share options under our share option plan, provided that each such grant shall be subject to, and each such grantee shall be bound by, the restrictions described above and the aggregate number of shares underlying such options shall not exceed 1.0% of our shares outstanding immediately after the completion of this offering.

In addition, in the case of each provider of a lock-up agreement other than our company, the restrictions described above do not apply to:

•	transactions relating to shares acquired in open market transactions after the completion of this offering;

•	the exercise of share options outstanding on the date of this prospectus, provided that shares issued upon such exercise shall be subject to the restrictions described above; or

•	distributions by such person of shares to limited partners or general partners of such person, provided that such distributee agrees to be bound by the restrictions described above.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

A prospectus in electronic format may be made available on the websites maintained by the underwriters or securities dealers. The underwriters may allocate a number of the ordinary shares for sale to their online brokerage account holders. Shares to be sold pursuant to an Internet distribution will be allocated by the underwriters on the same basis as other allocations. In addition, the ordinary shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.

In order to facilitate the offering of ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, the underwriters and certain of their affiliates have provided, and continue to provide, commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters may be contacted at the following addresses: Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom; Oppenheimer & Co. Inc., 300 Madison Avenue, 4th Floor, New York, NY 10017, USA; and Pacific Crest Securities LLC, SW Fifth Avenue, 42nd Floor, Portland, OR 97204, USA.

Selling Restrictions for the Ordinary Shares

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.  This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisors would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the ordinary shares.

The ordinary shares are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the ordinary shares has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ordinary shares, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our ordinary shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ordinary shares you undertake to us that, for a period of 12 months from the date of issue of the ordinary shares, you will not transfer any interest in the ordinary shares to any person in Australia other than a wholesale client.

European Economic Area.  In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer may be made to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer to the public of such ordinary shares may be made in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall require our company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.  Our ordinary shares may not be offered or sold in Hong Kong, or offered or directed for sale from outside Hong Kong to any person in Hong Kong, by means of this prospectus or any document other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong)(the “SFO”) and any rules made thereunder, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our ordinary shares may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO.

India.  This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of ordinary shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the

Companies Act, 1956, as amended, our ordinary shares have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of our ordinary shares is calculated to result, directly or indirectly, in our ordinary shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Ireland.  The offering is being effected in the Republic of Ireland by way of a private placement. Each addressee of the offering in the Republic of Ireland shall be deemed to have acknowledged, represented and agreed that the offering is open for acceptance by the offeree only and that the offeree will not pass a copy of the prospectus and related documents on to any person other than the offeree’s professional advisors and that any ordinary shares acquired by the offeree will not have been acquired with a view to offer or resale to persons in circumstances which may give rise to an offer to the public. Our company is not authorised or supervised by the Irish Financial Regulator.

Japan.  Our ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and our ordinary shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mauritius.  Our ordinary shares may not be offered, distributed or sold, directly or indirectly, in Mauritius or to any resident of Mauritius, except as permitted by applicable Mauritius law, including but not limited to the Mauritius Securities Act. No offer or distribution of securities will be made to the public in Mauritius.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland.  This prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations. We have not applied for a listing of our ordinary shares on the SWX Swiss Exchange and consequently the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. Our ordinary shares may not be publicly offered or sold in Switzerland. The shares may be offered or sold only to a selected number of individual investors in Switzerland, under circumstances which will not result in our ordinary shares being a public offering within the meaning of Article 652a of the Swiss Code of Obligations. Each copy of this prospectus is addressed to a specifically named recipient and shall not be passed to a third party.

United Arab Emirates.  This prospectus is not intended to constitute an offer, sale or delivery of the ordinary shares or other securities under the laws of the United Arab Emirates, or UAE. The shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in our ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.  This prospectus is for distribution only to persons who (1) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (2) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (3) are outside the United Kingdom, or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Pricing of the Offering

Prior to this offering, there has been no public market for the securities. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representative. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to legal matters of United States federal securities and New York State laws. Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares offered in this offering and legal matters as to Mauritian law will be passed upon for us by Conyers Dill & Pearman (Mauritius) Limited. Certain legal matters as to Indian law will be passed upon for us by S&R Associates and for the underwriters by Amarchand & Mangaldas & Suresh A. Shroff & Co. Latham & Watkins LLP may rely upon S&R Associates with respect to certain matters governed by Indian law and upon Conyers Dill & Pearman (Mauritius) Limited with respect to matters governed by Mauritian law. Shearman & Sterling LLP may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. with respect to matters governed by Indian law and upon Conyers Dill & Pearman (Mauritius) Limited with respect to matters governed by Mauritian law.

EXPERTS

The consolidated statement of financial positions of MakeMyTrip Limited as of March 31, 2009 and 2010, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2010, have been included herein in reliance upon the report of KPMG, an independent registered public accounting firm, appearing elsewhere herein, on the authority of such firm as experts in accounting and auditing. The offices of KPMG are located at Building 10, 8th Floor, Tower B DLF Cyber City, Phase II, Gurgaon 122002, Haryana, India.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete and reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act applicable to foreign private issuers, which are different from the requirements applicable to domestic US issuers. As a foreign private issuer, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We intend to submit to the SEC quarterly reports on Form 6-K, which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F, which will include audited annual financial information. As we are a foreign private issuer, our annual report on Form 20-F for fiscal year ended March 31, 2011 will be due six months following the end of that year. However, for fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year.

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MakeMyTrip Limited
(Formerly known as International Web Travel Private Limited)

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited (“the Company”) as of March 31, 2009 and 2010, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MakeMyTrip Limited as of March 31, 2009 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

KPMG
Gurgaon, India
July 23, 2010

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31
	Note	2009	2010
	(in USD)

ASSETS
Property, plant and equipment	13	3,461,457	3,748,180
Intangible assets	14	1,954,281	2,024,059
Trade and other receivables	17	347,451	413,488
Term deposits	3(c)(i)	7,752,978	1,295,489
Other non-current assets	20	153,531	124,126

Total non-current assets		13,669,698	7,605,342
Inventories	16	757,137	—
Current tax assets		903,487	942,543
Trade and other receivables, net	17	5,080,700	12,036,039
Term deposits	3(c)(i)	8,285,920	13,175,915
Other current assets	19	3,729,579	7,532,087
Cash and cash equivalents	18	5,471,639	9,341,526

Total current assets		24,228,462	43,028,110

Total assets		37,898,160	50,633,452

Deficit
Share capital	21	8,714	8,767
Share premium	21	10,816,307	11,356,522
Accumulated deficit		(36,295,338)	(42,510,416)
Share based payment reserve	27	756,199	7,061,910
Foreign currency translation reserve	21	(2,523,402)	(872,218)

Total deficit attributable to equity holders of the Company		(27,237,520)	(24,955,435)
Non-controlling interest		4,061	4,390

Total deficit		(27,233,459)	(24,951,045)

LIABILITIES
Loans and borrowings	23	39,323	132,103
Employee benefits	26	281,377	437,444
Deferred income	29	2,320,399	1,852,679
Derivatives		301,594	48,382
Other non-current liabilities	25	281,858	447,295

Total non-current liabilities		3,224,551	2,917,903
Bank overdraft	18	7,914,024	3,996,066
Loans and borrowings	23	39,673,217	40,834,795
Trade and other payables	28	13,440,094	26,467,047
Deferred income	29	574,444	814,516
Other current liabilities	24	305,289	554,170

Total current liabilities		61,907,068	72,666,594

Total liabilities		65,131,619	75,584,497

Total deficit and liabilities		37,898,160	50,633,452

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31
	Note	2008	2009	2010
		(in USD)

Revenue
Air ticketing		14,091,373	19,225,095	32,119,488
Hotels and packages		24,189,405	48,622,765	50,287,896
Other revenue	7	50,147	703,841	1,152,822

Total revenue		38,330,925	68,551,701	83,560,206
Service cost
Procurement cost of hotel and packages services		21,823,844	43,069,188	42,292,226
Purchase of air tickets coupon		—	491,780	985,482
Personnel expenses	8	8,459,204	9,679,770	16,562,034
Other operating expenses	9	23,228,981	24,369,906	28,160,506
Depreciation and amortization	10	1,107,546	1,558,687	1,569,747

Result from operating activities		(16,288,650)	(10,617,630)	(6,009,789)
Finance income	11	860,546	6,293,731	1,874,177
Finance costs	11	3,471,737	3,049,608	2,062,947

Net finance income (costs)		(2,611,191)	3,244,123	(188,770)

Loss before tax		(18,899,841)	(7,373,507)	(6,198,559)
Income tax benefit (expense)	12	4,476	25,291	(8,428)

Loss for the year		(18,895,365)	(7,348,216)	(6,206,987)
Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	11	598,379	(3,122,321)	1,651,468
Defined benefit plan actuarial gains (losses)	26	19,486	89,624	(14,431)
Income tax benefit (expense) on other comprehensive income	12	(6,623)	(30,463)	5,590

Other comprehensive income (loss) for the year, net of tax		611,242	(3,063,160)	1,642,627

Total comprehensive loss for the year		(18,284,123)	(10,411,376)	(4,564,360)

Loss attributable to:
Owners of the Company		(18,893,190)	(7,346,033)	(6,206,239)
Non-controlling interest		(2,175)	(2,183)	(748)

Loss for the year		(18,895,365)	(7,348,216)	(6,206,987)

Total comprehensive loss attributable to:
Owners of the Company		(18,282,035)	(10,408,580)	(4,563,894)
Non-controlling interest		(2,088)	(2,796)	(466)

Total comprehensive loss for the year		(18,284,123)	(10,411,376)	(4,564,360)

Loss per share
Basic	22	(1.08)	(0.42)	(0.35)
Diluted	22	(1.08)	(0.55)	(0.35)
Pro forma loss per share (unaudited)
Basic and diluted	22	(0.59)	(0.38)	(0.18)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Equity Holders of the Company
			Foreign	Share
			Currency	Based			Non-
	Share	Share	Translation	Payment	Accumulated		Controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interest	Deficit
	(In USD)

Balance as at April 1, 2007	8,714	10,816,307	—	21,257	(10,128,125)	718,153	—	718,153

Total comprehensive income loss) for the year
Loss for the year	—	—	—	—	(18,893,190)	(18,893,190)	(2,175)	(18,895,365)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	598,294	—	—	598,294	85	598,379
Defined benefit plan actuarial gains (losses), net of tax	—	—	—	—	12,861	12,861	2	12,863

Total other comprehensive income (loss)	—	—	598,294	—	12,861	611,155	87	611,242

Total comprehensive income (loss) for the year	—	—	598,294	—	(18,880,329)	(18,282,035)	(2,088)	(18,284,123)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	319,238	—	319,238	—	319,238

Total contributions by owners	—	—	—	319,238	—	319,238	—	319,238

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	5,228	5,228

Total contributions by non-owners	—	—	—	—	—	—	5,228	5,228

Balance as at March 31, 2008	8,714	10,816,307	598,294	340,495	(29,008,454)	(17,244,644)	3,140	(17,241,504)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
			Foreign	Share
			Currency	Based			Non-
	Share	Share	Translation	Payment	Accumulated		Controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interest	Deficit
	(in USD)

Balance as at April 1, 2008	8,714	10,816,307	598,294	340,495	(29,008,454)	(17,244,644)	3,140	(17,241,504)

Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(7,346,033)	(7,346,033)	(2,183)	(7,348,216)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	(3,121,696)	—	—	(3,121,696)	(625)	(3,122,321)
Defined benefit plan actuarial gains (losses), net of tax	—	—	—	—	59,149	59,149	12	59,161

Total other comprehensive income (loss)	—	—	(3,121,696)	—	59,149	(3,062,547)	(613)	(3,063,160)

Total comprehensive income (loss) for the year	—	—	(3,121,696)	—	(7,286,884)	(10,408,580)	(2,796)	(10,411,376)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	415,704	—	415,704	—	415,704

Total contributions by owners	—	—	—	415,704	—	415,704	—	415,704

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	3,717	3,717

Total contributions by non-owners	—	—	—	—	—	—	3,717	3,717

Balance as at March 31, 2009	8,714	10,816,307	(2,523,402)	756,199	(36,295,338)	(27,237,520)	4,061	(27,233,459)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
			Foreign	Share
			Currency	Based			Non-
	Share	Share	Translation	Payment	Accumulated		Controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interest	Deficit
	(In USD)

Balance as at April 1, 2009	8,714	10,816,307	(2,523,402)	756,199	(36,295,338)	(27,237,520)	4,061	(27,233,459)

Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(6,206,239)	(6,206,239)	(748)	(6,206,987)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	1,651,184	—	—	1,651,184	284	1,651,468
Defined benefit plan actuarial gains (losses), net of tax	—	—	—	—	(8,839)	(8,839)	(2)	(8,841)

Total other comprehensive income (loss)	—	—	1,651,184	—	(8,839)	1,642,345	282	1,642,627

Total comprehensive income (loss) for the year	—	—	1,651,184	—	(6,215,078)	(4,563,894)	(466)	(4,564,360)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	—	6,771,376	—	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	—	74,603	—	74,603

Total contributions by owners	53	540,215	—	6,305,711	—	6,845,979	—	6,845,979

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	795	795

Total contributions by non-owners	—	—	—	—	—	—	795	795

Balance as at March 31, 2010	8,767	11,356,522	(872,218)	7,061,910	(42,510,416)	(24,955,435)	4,390	(24,951,045)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31
	2008	2009	2010
	(in USD)

Cash flows from operating activities
Loss for the year	(18,895,365)	(7,348,216)	(6,206,987)
Adjustments for:
Depreciation	651,231	925,612	908,844
Amortisation of intangible assets	456,315	633,075	660,903
Loss on disposal of intangible assets	—	5,087	—
Loss on disposal of property, plant and equipment	1,877	232,445	25,501
Net finance (income) costs	2,611,191	(3,244,123)	188,770
Share based payment	319,238	415,704	6,771,376
Income tax expense	2,147	5,172	2,838
Change in inventories	—	(849,207)	820,830
Change in trade and other receivables	(5,504,303)	2,357,064	(5,441,867)
Change in other current assets	(1,555,262)	(1,443,180)	(3,062,608)
Change in trade and other payables	3,614,075	3,863,901	10,642,283
Change in employee benefits	200,600	11,053	98,692
Change in deferred income	1,922,857	1,382,096	(622,769)
Change in other non-current assets	(169,122)	17,167	49,375
Change in other current liabilities	101,907	78,603	192,135
Change in other non-current liabilities	225,753	81,842	116,303
Income tax (paid) refund	(358,457)	(272,149)	87,682

Net cash from (used in) operating activities	(16,375,318)	(3,148,054)	5,231,301

Cash flows from investing activities
Interest received	744,714	591,492	892,861
Proceeds from sale of property, plant and equipment	11,602	42,663	11,630
Proceeds from sale of investments	810,066	7,793,357	—
Investment in term deposits (net)	(719,857)	(11,492,348)	3,653,559
Acquisition of property, plant and equipment	(3,916,373)	(636,979)	(653,776)
Acquisition of other investments	—	(7,800,937)	—
Acquisition of intangible assets	(1,375,008)	(307,617)	(452,544)

Net cash from (used in) investing activities	(4,444,856)	(11,810,369)	3,451,730

Cash flows from financing activities
Proceeds from issue of convertible and redeemable preference shares	15,000,579	15,000,174	—
Proceeds from issuance of shares on exercise of share options	5,228	3,717	75,398
Proceeds from (repayment) of secured bank loans	(24,843)	(5,677)	104,935
Payment of finance lease liabilities	(37,570)	(47,651)	(73,453)
Interest paid	(355,127)	(630,789)	(316,923)

Net cash from (used in) financing activities	14,588,267	14,319,774	(210,043)

Increase (Decrease) in cash and cash equivalents	(6,231,907)	(638,649)	8,472,988
Cash and cash equivalents at beginning of the year	3,792,767	(2,403,039)	(2,442,385)
Effect of exchange rate fluctuations on cash held	36,101	599,303	(685,143)

Cash and cash equivalents at end of the year	(2,403,039)	(2,442,385)	5,345,460

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	104,030	34,525	78,809

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	REPORTING ENTITY

MakeMyTrip Limited (formerly known as International Web Travel Private Limited) (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The consolidated financial statements of the Company comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company has two subsidiaries: MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc, incorporated in India and the United States of America (U.S.) on April 13, 2000 and June 30, 2000, respectively.

The Group is primarily engaged in the business of selling travel products and solutions in India and the U.S. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels.

On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•	effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share. Consequent to the share split the stated share capital of the Company of USD 54,366,043 comprised of 17,542,120 ordinary shares of a par value of USD 0.0005 each, 6,577,260 Series A convertible and redeemable preference share of a par value of USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value of USD 0.0005 each and 2,780,900 Series C convertible and redeemable preference share of a par value of USD 0.0005.

•	Also adjust on July 22, 2010 129,940 ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to 2,598,800 ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.

2.	BASIS OF PREPARATION

(a)  Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements have been authorized for issue by the Board of Directors in its meeting held on July 23, 2010.

(b)  Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted; and

•	Long term interest free security deposits are measured at fair value.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The methods used to measure fair values are discussed further in note 4.

(c)  Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company and its subsidiary, MakeMyTrip.com Inc as it is the currency of the primary economic environment in which those entities operate. MakeMyTrip (India) Private Limited primarily operates its business in Indian Rupee (INR) and thus, INR has been determined to be the functional currency of MakeMyTrip (India) Private Limited.

(d)  Standards and Amendments Early Adopted by the Group

IFRS 3 (Revised), ‘Business Combinations’, as amended, (effective from July 1, 2009) was early adopted in 2008. The new standard provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at: (1) The fair value of the NCI’s proportion of identifiable assets and liabilities or (2) Full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard was early adopted by the Group in 2008. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as equity transaction and accounted for in equity and a partial disposal of interest in subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain or loss is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute proportionate share of net income and reserves to the NCI even if this results in the NCI having a deficit balance. The amendment did not have any material impact on the consolidated financial statements of the Group.

(e)  Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d) and 13	Property, plant and equipment
•	Note 3(e) and 14	Useful life of intangible assets
•	Note 3(h) and 26	Employee benefit plans
•	Note 3(n) and 12	Income Taxes
•	Note 3(i) and 32	Provisions and contingent liabilities
•	Note 3(c)(iv) and (v)	Valuation of derivatives
•	Note 3(h)(v) and 27	Share based payment

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)  Basis of Consolidation

i)  Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the dates that control ceases.

ii)  Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)  Foreign Currency

i)  Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

ii)  Foreign Operations

The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Financial Instruments

i)  Non-Derivative Financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)  Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

iii)  Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv)  Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Group’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(c)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

v)  Separable Embedded Derivatives

The Group has an embedded derivative feature in its preference share capital. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)  Property, Plant and Equipment

i)  Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

ii)  Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)  Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets where the group is reasonably certain that it will obtain ownership by end of the lease term are depreciated over the useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years
• Furniture and fixtures	6 years
• Office equipments	7 years
• Motor vehicles	7 years
• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(e)  Intangible Assets

i)  Website Development Cost

Website development costs incurred by the Group, having finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

ii)  Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

iii)  Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iv)  Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(f)  Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(g)  Impairment

i)  Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

ii)  Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost and software are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs will reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)  Employee Benefit Plans

i)  Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)  Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at March 31 each year. Actuarial gains and losses are recognized in statement of changes in equity. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

iii)  Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of changes in equity in the period in which they arise.

iv)  Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)  Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

In respect of options modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest. This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.

(i)  Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(j)  Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in of hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Group on such tickets is reversed and is net off from our revenue during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of hotels and packages and hotel reservations is recognized on the customer’s departures and the check in dates respectively. Cancellation, if any, does not impact revenue recognition since revenue is recognized upon the availing of services by the customers.

(k)  Advertisement and business promotion costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well event driven promotion cost for Group’s products and services. Such costs are the amount paid by to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)  Leasing Arrangements as a Lessee

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(m)  Finance Income and Expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), net gain on change in fair value of embedded derivatives and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net loss on change in fair value of embedded derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)  Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)  Earning/(Loss) Per Share

The Group presents basic and diluted earnings/(loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(p)  Operating Segment

In accordance with IFRS 8 — Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Segment revenue of the hotels and packages segment is measured on a gross basis. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, intangible assets, trade and other receivables, term deposits, inventories, other investments, current tax assets, corporate assets, other current assets and other non current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(q)  New Accounting Standards and Interpretations not yet Adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended March 31, 2010 and have not been applied in preparing these consolidated financial statements. None of these, except IFRS 9 ‘Financial Instruments’, is likely to have a significant effect on the consolidated financial statements of the Group. IFRS 9 is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The Group is in the process of evaluating the impact of the new standard.

Amendments to IAS 39, “Financial Instruments:  Recognition and Measurement: Eligible Hedged Items” deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009. The amendment is not expected to have any impact on the consolidated financial statements of the Group.

Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)  Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. The market rate of interest is determined on the basis of internal rate of returns on the financial liabilities. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined on the basis of internal rate of returns on the convertible and redeemable preference shares. For finance leases, the market rate of interest is equivalent to interest rate mentioned in the lease agreement.

(b)  Share Based Payment Transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)  Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)  Separable Embedded Derivative

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Group’s objective is to ensure that it is able to meet its requirements for funds on a timely basis. The Group regularly monitors its liquidity to keep it at adequate levels, with periodic reports to the chief operating decision maker. Historically, the Group has been financed by a combination of equity and preference shares. Such investments were substantially made by strategic investors who have invested based on long term potential of the Group. Any requirement for funds for working capital needs and current losses has been met by such investors from time to time.

The Group raised USD 15 million each in 2008 and 2009 from the issuance of convertible and redeemable preference shares to a consortium of strategic investors.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (Indian subsidiary) in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR. INR being the functional currency of its Indian subsidiary.

Approximately 9.13% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2010 (March 31, 2009: 3.44% and March 31, 2008: 5.66%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk.

Market and Operational Risk

The Group is dependant on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoB, the Group’s Leadership team comprising of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President Technology, Chief Marketing Officer, Vice President — Out Bound Tours, Senior Vice President — Domestic Packages and Associate Vice President Human Resources reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2.	Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

Other operations primarily include the advertisement income from hosting advertisement on its internet web-sites. This segment does not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements.

Information About Reportable Segments:

	For the Year Ended March 31
	Air Ticketing			Hotels and Packages			Others			Total
Particulars	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in USD)

External revenues	14,594,115	19,833,504	32,716,819	15,884,690	29,797,584	33,854,600	50,147	703,841	1,152,822	30,528,952	50,334,929	67,724,241

Total segment revenue	14,594,115	19,833,504	32,716,819	15,884,690	29,797,584	33,854,600	50,147	703,841	1,152,822	30,528,952	50,334,929	67,724,241
Service cost	—	(491,780)	(985,482)	(14,021,871)	(24,852,416)	(26,456,261)	—	—	—	(14,021,871)	(25,344,196)	(27,441,743)

Segment revenue less service cost	14,594,115	19,341,724	31,731,337	1,862,819	4,945,168	7,398,339	50,147	703,841	1,152,822	16,507,081	24,990,733	40,282,498
Personnel expenses										(8,459,204)	(9,679,770)	(16,562,034)
Other operating expenses										(23,228,981)	(24,369,906)	(28,160,506)
Depreciation and amortization										(1,107,546)	(1,558,687)	(1,569,747)
Finance income										860,546	6,293,731	1,874,177
Finance cost										(3,471,737)	(3,049,608)	(2,062,947)

Loss before tax										(18,899,841)	(7,373,507)	(6,198,559)

Reconciliation of Reportable Segment Revenues:

	For the Year Ended March 31
	Air Ticketing			Hotels and Packages			Others			Total
Particulars	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(in USD)

External revenues	14,594,115	19,833,504	32,716,819	15,884,690	29,797,584	33,854,600	50,147	703,841	1,152,822	30,528,952	50,334,929	67,724,241

Total segment revenue	14,594,115	19,833,504	32,716,819	15,884,690	29,797,584	33,854,600	50,147	703,841	1,152,822	30,528,952	50,334,929	67,724,241
Reclassification of inter-segment revenue*	(502,742)	(608,409)	(597,331)	8,304,715	18,825,181	16,433,296	—	—	—	7,801,973	18,216,772	15,835,965

Consolidated revenue	14,091,373	19,225,095	32,119,488	24,189,405	48,622,765	50,287,896	50,147	703,841	1,152,822	38,330,925	68,551,701	83,560,206

Note: *	Our internal reporting assigns the revenue related to airline tickets issued as a component of a Company developed tour and package to the air ticketing segment. Revenue in this segment is recorded on a net basis. For the external reporting, such revenue is recorded gross, since we act as a principal for the tour and packages. Therefore, the reclassification deducts the net revenue in the air ticketing segment and adds the gross revenue to the hotels and packages segment revenue.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India and the U.S. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Revenue			Non-Current Assets
	For the Year Ended March 31			As at March 31
Particulars	2008	2009	2010	2009	2010
	(in USD)

India	35,026,928	64,106,701	79,173,117	13,136,540	6,916,378
United States	3,303,997	4,445,000	4,387,089	533,158	688,964

Total	38,330,925	68,551,701	83,560,206	13,669,698	7,605,342

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Advertising revenue	—	159,352	372,442
Facilitation fee	33,519	408,113	448,617
Commission on rail and bus reservation	—	12,446	187,435
Miscellaneous	16,628	123,930	144,328

Total	50,147	703,841	1,152,822

8)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Wages, salaries and other short term employees benefits	6,797,102	7,631,412	8,236,308
Contributions to defined contribution plans	358,484	427,332	401,687
Expenses related to defined benefit plans	148,497	55,860	58,730
Increase in liability for long-service leave	101,942	56,210	52,447
Equity settled share based payments (Refer note 27)	319,238	415,704	6,771,376
Employee welfare expenses	733,941	1,093,252	1,041,486

Total	8,459,204	9,679,770	16,562,034

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Traveling and conveyance	1,338,670	1,130,702	1,222,138
Advertising and business promotion	12,215,674	8,732,620	9,674,728
Communication	1,342,215	1,346,422	1,275,778
Repairs and maintenance	594,750	747,893	815,736
Rent	1,403,016	1,314,937	1,244,798
Legal and professional	590,181	812,091	1,004,049
Payment gateway and other charges	3,248,786	4,493,784	6,143,714
Website hosting charges	207,049	228,212	183,079
Net loss on disposal of property, plant and equipment	1,877	232,445	25,501
Loss on disposal of intangible assets	—	5,087	—
Outsourcing fees	—	3,109,412	4,293,491
Miscellaneous expenses	2,286,763	2,216,301	2,277,494

Total	23,228,981	24,369,906	28,160,506

During the year ended March 31, 2009, the Group has outsourced its online ticketing call centre to a third party. In return for services provided, the Group pays a monthly fee as per the agreement.

10)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Depreciation	651,231	925,612	908,844
Amortization	456,315	633,075	660,903

Total	1,107,546	1,558,687	1,569,747

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Recognized in profit or loss
Interest income on term deposits	837,513	1,233,928	1,503,574
Net gain on change in fair value of separable embedded derivative financial instrument	—	4,984,590	253,212
Other interest income	23,033	75,213	117,391

Finance income	860,546	6,293,731	1,874,177

Interest expense on financial liabilities measured at amortized cost	1,138,456	1,555,887	1,346,896
Net loss on change in fair value of separable embedded derivative financial instrument	2,064,824	—	—
Foreign exchange loss, net	222,431	360,037	582,402
Impairment loss on trade and other receivables	41,125	1,042,401	37,943
Net loss on disposal of available-for-sale financial assets	—	7,580	—
Other finance charges	4,901	83,703	95,706

Finance costs	3,471,737	3,049,608	2,062,947

Net finance income (costs) recognized in profit or loss	(2,611,191)	3,244,123	(188,770)

Recognized in other comprehensive income
Foreign currency translation differences on foreign operations	598,379	(3,122,321)	1,651,468

Finance income (cost) recognized in other comprehensive income	598,379	(3,122,321)	1,651,468

Attributable to:
Equity holders of the Company	598,294	(3,121,696)	1,651,184
Non-controlling interest	85	(625)	284

Finance income (cost) recognized in other comprehensive income	598,379	(3,122,321)	1,651,468

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Current tax expense
Current period	(2,147)	(5,172)	(2,838)

Current tax expense	(2,147)	(5,172)	(2,838)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	(398,505)	376,330	(990,884)
Change in unrecognized deductible temporary differences	(56,012)	—	1,976,413
Utilization of previously unrecognized tax losses	—	—	(938,356)
Recognition of previously unrecognized tax losses	461,140	—	—
Reversal of previously recognized tax losses	—	(345,867)	(52,763)

Deferred tax benefit (expense)	6,623	30,463	(5,590)

Total income tax benefit (expense)	4,476	25,291	(8,428)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2008			2009			2010
		Tax			Tax			Tax
		(Expense)/			(Expense)/			(Expense)/
Particulars	Before Tax	Benefit	Net of Tax	Before Tax	Benefit	Net of Tax	Before Tax	Benefit	Net of Tax
	(in USD)

Foreign currency translation differences on foreign operations	598,379	—	598,379	(3,122,321)	—	(3,122,321)	1,651,468	—	1,651,468
Defined benefit plan actuarial gains (losses)	19,486	(6,623)	12,863	89,624	(30,463)	59,161	(14,431)	5,590	(8,841)

Total	617,865	(6,623)	611,242	(3,032,697)	(30,463)	(3,063,160)	1,637,037	5,590	1,642,627

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2008		2009		2010
	(in USD)

Loss for the year		(18,895,365)		(7,348,216)		(6,206,987)
Income tax benefit (expense)		4,476		25,291		(8,428)

Loss before tax		(18,899,841)		(7,373,507)		(6,198,559)

Income tax benefit using the Company’s domestic tax rate	(15.00%)	2,834,977	(15.00%)	1,106,026	(15.00%)	929,784
Effect of tax rates in foreign jurisdictions	(16.68%)	3,152,445	(29.70%)	2,190,024	(12.81%)	794,323
Non deductible expenses	3.29%	(621,175)	5.07%	(373,538)	10.85%	(672,612)
Tax exempt income	(0.13%)	24,779	(10.16%)	749,060	(0.61%)	37,985
Recognition of previously unrecognized tax losses	(2.44%)	461,140	0.00%	—	0.00%	—
Utilization of previously unrecognized tax losses	0.00%	—	0.00%	—	(15.14%)	938,356
Reversal of previously recognized tax losses	0.00%	—	4.69%	(345,867)	0.85%	(52,763)
Current year losses for which no deferred tax asset was recognized	31.17%	(5,889,913)	44.59%	(3,287,715)	0.06%	(3,918)
Change in unrecognized temporary differences	(0.30%)	56,012	0.00%	—	31.89%	(1,976,413)
Others	0.07%	(13,789)	0.17%	(12,699)	0.05%	(3,170)

	(0.02%)	4,476	(0.34%)	25,291	0.14%	(8,428)

13)	PROPERTY, PLANT AND EQUIPMENT

						Diesel	Capital
		Furniture	Office	Motor	Leasehold	Generator	Work in
Particulars	Computers	and Fixtures	Equipment	Vehicles	Improvements	Sets	Progress	Total
	(in USD)

Cost
Balance as at April 1, 2008	1,758,758	587,969	1,424,397	259,398	1,847,376	181,717	60,441	6,120,056
Additions	490,170	13,866	37,093	38,723	141,834	—	(45,985)	675,701
Disposals	(4,445)	(9,211)	(63,283)	(16,734)	(274,972)	(15,148)	—	(383,793)
Effect of movements in foreign exchange rates	(455,010)	(135,208)	(306,518)	(61,872)	(409,222)	(40,031)	(8,874)	(1,416,735)

Balance as at March 31, 2009	1,789,473	457,416	1,091,689	219,515	1,305,016	126,538	5,582	4,995,229

Balance as at April 1, 2009	1,789,473	457,416	1,091,689	219,515	1,305,016	126,538	5,582	4,995,229
Additions	401,321	802	34,334	199,575	73,895	1,084	21,574	732,585
Disposals	(948)	—	(1,678)	(40,046)	(16,730)	—	—	(59,402)
Effect of movements in foreign exchange rates	290,518	68,227	153,704	42,421	198,487	18,978	2,135	774,470

Balance as at March 31, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						Diesel	Capital
		Furniture and	Office	Motor	Leasehold	Generator	Work in
Particulars	Computers	Fixtures	Equipment	Vehicles	Improvements	Sets	Progress	Total

Depreciation and impairment loss
Balance as at April 1, 2008	451,204	86,072	282,111	72,067	115,054	25,065	—	1,031,573
Depreciation for the year	356,182	94,718	178,850	32,976	242,546	20,340	—	925,612
Disposals	(3,335)	(5,151)	(27,429)	(3,720)	(58,908)	(10,142)	—	(108,685)
Effect of movements in foreign exchange rates	(141,373)	(29,439)	(71,068)	(19,700)	(46,294)	(6,854)	—	(314,728)

Balance as at March 31, 2009	662,678	146,200	362,464	81,623	252,398	28,409	—	1,533,772

Balance as at April 1, 2009	662,678	146,200	362,464	81,623	252,398	28,409	—	1,533,772
Depreciation for the year	399,359	79,896	167,864	49,751	192,303	19,671	—	908,844
Disposals	(237)	—	(770)	(18,132)	(3,131)	—	—	(22,270)
Effect of movements in foreign exchange rates	122,743	26,641	56,317	14,104	49,122	5,429	—	274,356

Balance as at March 31, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702

Carrying amounts
As at April 1, 2008	1,307,554	501,897	1,142,286	187,331	1,732,322	156,652	60,441	5,088,483

As at March 31, 2009	1,126,795	311,216	729,225	137,892	1,052,618	98,129	5,582	3,461,457

As at April 1, 2009	1,126,795	311,216	729,225	137,892	1,052,618	98,129	5,582	3,461,457

As at March 31, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

During the year ended March 31, 2009, the Group has relocated and/or closed three of its branch offices. Consequently fixed assets amounting to USD 203,076 have been written off and charged to the consolidated statements of comprehensive income (loss) for the year ended March 31, 2009.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	INTANGIBLE ASSETS

	Website		Capital
	Development		Work in
Particulars	Cost	Software	Progress	Total
	(in USD)

Cost
Balance as at April 1, 2008	2,808,441	645,905	37,859	3,492,205
Additions	—	340,342	(32,725)	307,617
Disposals	—	(29,111)	—	(29,111)
Effect of movements in foreign exchange rates	(644,058)	(168,519)	(5,134)	(817,711)

Balance as at March 31, 2009	2,164,383	788,617	—	2,953,000

Balance as at April 1, 2009	2,164,383	788,617	—	2,953,000
Additions	—	452,544	—	452,544
Disposals	—	—	—	—
Effect of movements in foreign exchange rates	323,479	136,044	—	459,523

Balance as at March 31, 2010	2,487,862	1,377,205	—	3,865,067

Amortization
Balance as at April 1, 2008	368,607	210,160	—	578,767
Amortization for the year	492,180	140,895	—	633,075
Disposals	—	(24,024)	—	(24,024)
Effect of movements in foreign exchange rates	(137,893)	(51,206)	—	(189,099)

Balance as at March 31, 2009	722,894	275,825	—	998,719

Balance as at April 1, 2009	722,894	275,825	—	998,719
Amortization for the year	475,825	185,078	—	660,903
Disposals	—	—	—	—
Effect of movements in foreign exchange rates	136,713	44,673	—	181,386

Balance as at March 31, 2010	1,335,432	505,576	—	1,841,008

	Website		Capital
	Development		Work in
Particulars	Cost	Software	Progress	Total

Carrying amounts
As at April 1, 2008	2,439,834	435,745	37,859	2,913,438

As at March 31, 2009	1,441,489	512,792	—	1,954,281

As at April 1, 2009	1,441,489	512,792	—	1,954,281

As at March 31, 2010	1,152,430	871,629	—	2,024,059

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2009	2010
	(in USD)

Deductible temporary differences	—	2,095,516
Tax loss carry forwards	10,907,439	11,049,305

Total	10,907,439	13,144,821

The carry forward tax losses as at March 31, 2010 expire as follows:

	Indian Subsidiary		US Subsidiary
Loss for the Period	Tax Losses	Expire on	Tax Losses	Expire on
	(in USD)

Loss for the year 2003-2004	—	—	30,996	2024
Loss for the year 2004-2005	—	—	85,695	2025
Loss for the year 2006-2007	2,129,682	2015	—	—
Loss for the year 2007-2008	3,993,826	2016	327,673	2028
Loss for the year 2008-2009	2,449,005	2017	162,354	2029
Unabsorbed depreciation	1,866,156	No expiry	—	—
Loss for the year 2009-2010	—	—	3,918	2030

Total	10,438,669		610,636

Deferred tax assets have not been recognized in respect of these losses because it is not probable at the reporting date that future taxable profit will be available against which the Group will be able to utilize the benefits of such tax losses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2009	2010	2009	2010	2009	2010
	(in USD)

Property, plant and equipment	—	—	(126,559)	(96,540)	(126,559)	(96,540)
Intangible assets	—	—	(463,835)	(483,058)	(463,835)	(483,058)
Trade and other receivables	382,854	80,636	—	—	382,854	80,636
Other non-current assets	—	—	(52,185)	(41,232)	(52,185)	(41,232)
Other current assets	11,127	52,305	—	—	11,127	52,305
Employee benefits	94,160	143,654	—	—	94,160	143,654
Other non-current liabilities	58,832	115,379	—	—	58,832	115,379
Tax loss carry forwards	59,832	11,809	—	—	59,832	11,809
Other disallowances	35,774	217,047	—	—	35,774	217,047

Deferred tax assets (liabilities)	642,579	620,830	(642,579)	(620,830)	—	—
Set off	(642,579)	(620,830)	642,579	620,830

Net deferred tax assets (liabilities)	—	—	—	—	—	—

Movement in Temporary Differences During the Year

				Effects of				Effects of
			Recognized	movement			Recognized	movement
	Balance as		in other	in foreign	Balance as	Recognized	in other	in foreign	Balance as
	on April 1,	Recognized in	comprehensive	exchange	on March 31,	in profit	comprehensive	exchange	on March 31,
Particulars	2008	profit or loss	income	rates	2009	or loss	income	rates	2010
	(in USD)

Property, plant and equipment	(244,320)	70,436	—	47,325	(126,559)	45,066	—	(15,047)	(96,540)
Intangible assets	(493,108)	(92,259)	—	121,532	(463,835)	46,729	—	(65,952)	(483,058)
Trade and other receivables	90,640	351,062	—	(58,848)	382,854	(339,009)	—	36,791	80,636
Other non-current assets	(74,464)	5,835	—	16,444	(52,185)	17,687	—	(6,734)	(41,232)
Other current assets	14,580	(123)	—	(3,330)	11,127	37,269	—	3,909	52,305
Employee benefits	130,335	23,414	(30,463)	(29,126)	94,160	27,818	5,590	16,086	143,654
Other non-current liabilities	54,547	18,837	—	(14,552)	58,832	45,040	—	11,507	115,379
Tax loss carry forwards	474,363	(345,867)	—	(68,664)	59,832	(52,117)	—	4,094	11,809
Others	47,427	(872)	—	(10,781)	35,774	165,927	—	15,346	217,047

Total	—	30,463	(30,463)	—	—	(5,590)	5,590	—	—

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16)	INVENTORIES

	As at March 31
Particulars	2009	2010
	(in USD)

Coupon tickets in hand	757,137	—

Total	757,137	—

Inventory of the Group comprises of coupon tickets in hand purchased in advance from airlines for the purpose of subsequent sale to customers. These coupons are valid for a specific period, and in case the inventory remains unsold on the expiry of the period the loss is borne by the Group. The inventories are valued at lower of cost or net realizable value.

17)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2009	2010
	(in USD)

Trade receivables, net	3,587,185	9,537,762
Due from employees	143,202	249,719
Security deposits	835,865	982,896
Interest accrued but not due on term deposits	861,899	1,679,150

Total	5,428,151	12,449,527

Non-current	347,451	413,488
Current	5,080,700	12,036,039

Total	5,428,151	12,449,527

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 30.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2009	2010
	(in USD)

Cash in hand	68,461	116,799
Credit card collection in hand	1,433,742	3,503,630
Bank balances	3,896,411	5,721,097
Term deposits	73,025	—

Cash and cash equivalents	5,471,639	9,341,526
Bank overdrafts used for cash management purposes	(7,914,024)	(3,996,066)

Cash and cash equivalents in the statement of cash flows	(2,442,385)	5,345,460

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 30.

19)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2009	2010
	(in USD)

Prepaid expenses	168,882	359,707
Prepaid lease rentals	32,483	34,044
Advance to vendors	3,528,214	7,138,336

Total	3,729,579	7,532,087

20)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2009	2010
	(in USD)

Prepaid lease rentals	153,531	124,126

Total	153,531	124,126

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share Capital	Share Premium
	(in USD)

Balance as at April 1, 2008	17,437,120	8,714	10,816,307

Balance as at March 31, 2009	17,437,120	8,714	10,816,307

Balance as at April 1, 2009	17,437,120	8,714	10,816,307
Shares issued during the year on exercise of options	105,000	53	540,215

Balance as at March 31, 2010	17,542,120	8,767	11,356,522

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

The Company presently has only one class of ordinary shares and has different classes of convertible and redeemable preference shares (also refer to note 23). For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as well as convertible and redeemable preference share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign Currency Translation Reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian subsidiary.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the year ended March 31, 2008 , 2009 and 2010:

	For the Year Ended March 31
Particulars	2008	2009	2010

Loss attributable to ordinary shareholders (USD)	(18,893,190)	(7,346,033)	(6,206,239)
Accretion of liability component of Series B convertible and redeemable preference share	—	331,775	—
Net change in fair value of derivative on Series B convertible and redeemable preference share	—	(4,229,152)	—

Loss attributable to ordinary shareholders (USD) — dilutive	(18,893,190)	(11,243,410)	(6,206,239)
Weighted average number of ordinary shares outstanding used in computing basic EPS	17,437,120	17,437,120	17,521,120
Dilutive effect of convertible securities
— Series B convertible and redeemable preference share	—	2,966,300	—

Weighted average number of ordinary shares outstanding used in computing diluted EPS	17,437,120	20,403,420	17,521,120
Basic loss per share	(1.08)	(0.42)	(0.35)
Diluted loss per share	(1.08)	(0.55)	(0.35)

At March 31, 2010, 2,598,800 employee share options (March 31, 2009: 7,865,241 and March 31, 2008: 6,895,566) and 6,577,260 Series A convertible and redeemable preference shares (March 31, 2009: 6,577,260 and March 31, 2008: 6,577,260), 2,966,300 Series B convertible and redeemable preference shares (March 31, 2009: Nil and March 31, 2008: 2,966,300) and 2,780,900 Series C convertible and redeemable preference shares (March 31, 2009: 2,780,900 and March 31, 2008: Nil) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2006, August 2007 and May 2008, the Company issued convertible and redeemable preference shares (refer note 23) that will convert into ordinary shares upon the completion of a qualified IPO. Assuming the conversion had occurred “on a hypothetical basis” on April 1, 2007 (convertible and redeemable preference shares issued on December 2006 and August 2007) and on April 1, 2008 (convertible and redeemable preference shares issued on May 2008) the pro forma basic and diluted net loss per share for the year ended March 31, 2008, 2009 and 2010 is calculated as follows:

	For the Year Ended March 31
Particulars	2008	2009	2010
	(unaudited)	(unaudited)	(unaudited)

Loss attributable to ordinary shareholders (USD)	(18,893,190)	(7,346,033)	(6,206,239)
Pro forma effects of convertible and redeemable preference shares
— Accretion of liability component of convertible and redeemable preference share	788,229	1,008,802	1,125,677
— Net change in fair value of derivative on convertible and redeemable preference share	2,064,824	(4,984,590)	(253,212)

Numerator for pro forma basic and diluted loss per share	(16,040,137)	(11,321,821)	(5,333,774)

Weighted average number of shares outstanding	17,437,120	17,437,120	17,521,120
Conversion of convertible and redeemable preference share to ordinary shares	9,543,560	12,324,460	12,324,460

Denominator for pro forma basic loss per share	26,980,680	29,761,580	29,845,580

Denominator for pro forma diluted loss per share	26,980,680	29,761,580	29,845,580

Pro forma basic and diluted loss per share (unaudited)	(0.59)	(0.38)	(0.18)

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The basic and diluted loss per share as well as pro forma basic and diluted loss per share has been computed post effect of such share split.

23)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 30.

	As at March 31
Particulars	2009	2010
	(in USD)

Non-current liabilities
Finance lease liabilities	38,801	42,815
Secured bank loans	522	89,288

Non-current portion of loans and borrowings	39,323	132,103

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31
Particulars	2009	2010
	(in USD)

Current liabilities
Convertible and redeemable preference shares	39,633,977	40,759,654
Current portion of secured bank loans	2,308	25,224
Current portion of finance lease liabilities	36,932	49,917

Current portion of loans and borrowings	39,673,217	40,834,795

Terms and Debt Repayment Schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2009		As at March 31, 2010
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	Rate	Maturity	Amount	Amount	Amount	Amount
	(in USD)

Secured bank loans	INR	9%-14%	2010-2014	17,436	2,830	134,421	114,512
Finance lease liabilities	INR	9%-14%	2010-2013	136,434	75,733	186,649	92,732

The bank loans are secured over motor vehicles with a carrying amount of USD 135,991 as at March 31, 2010 (March 31, 2009: USD 20,510).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 151,915 as at March 31, 2010 (March 31, 2009: USD 106,734).

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

	Convertible and	Convertible and	Convertible and
	Redeemable	Redeemable	Redeemable
	Preference Share —	Preference Share —	Preference Share —
Particulars	Series A	Series B	Series C
	(in USD)

Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

This compound instrument also has following adjustment clauses:

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Group under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Group issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Group is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

* Except for any Securities issued (a) to employees, consultants, officers or directors of the Group pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Group may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Group’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through income statement.

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

	As at March 31
Particulars	2009	2010
	(in USD)

Carrying amount of liability at beginning of the year	24,079,240	39,633,977
Proceeds from issue of convertible and redeemable preference shares during the year	15,000,175	—
Amount recorded as derivative out of current year proceeds from issue of convertible and redeemable preference shares	454,240	—
Accretion of interest	1,008,802	1,125,677

Carrying amount of liability at end of the year	39,633,977	40,759,654

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.

Finance lease liabilities

Finance lease liabilities are as follows:

			Present			Present
	Future		Value of	Future		Value of
	Minimum		Minimum	Minimum		Minimum
	Lease		Lease	Lease		Lease
	Payments	Interest	Payments	Payments	Interest	Payments
	As at	As at	As at	As at	As at	As at
Particulars	March 31, 2009	March 31, 2009	March 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010
(in USD)

Less than one year	43,960	7,028	36,932	58,246	8,329	49,917
Between one and five years	44,654	5,853	38,801	48,369	5,554	42,815

Total	88,614	12,881	75,733	106,615	13,883	92,732

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

24)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2009	2010
	(in USD)

Statutory liabilities	305,289	554,170

Total	305,289	554,170

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2009	2010
	(in USD)

Deferred rent liabilities	281,858	447,295

Total	281,858	447,295

26)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2009	2010
	(in USD)

Defined benefit plan	131,626	226,909
Other long-term employee benefits (liability for compensated absences)	149,751	210,535

Total	281,377	437,444

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended
	March 31
Particulars	2008	2009	2010
	(in USD)

Contributions to provident fund	358,484	427,332	401,687

Total	358,484	427,332	401,687

The cost is recognised as personnel expenses in the consolidated statements of comprehensive income (loss).

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2009	2010
	(in USD)

Present value of unfunded obligation	131,626	226,909

Total	131,626	226,909

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended
	March 31
Particulars	2008	2009	2010
	(in USD)

Defined benefit obligation at the beginning of the year	110,991	246,268	131,626
Current service costs	138,899	42,598	49,368
Interest on obligation	9,598	13,262	9,362
Actuarial (gain) losses in other comprehensive income	(19,486)	(89,624)	14,431
Benefits paid	(4,751)	(31,467)	(1,843)
Effects of movement in exchange rate	11,017	(49,411)	23,965

Defined benefit obligations at the end of the year	246,268	131,626	226,909

Expense Recognised in Profit or Loss

	For the Year Ended
	March 31
Particulars	2008	2009	2010
	(in USD)

Current service costs	138,899	42,598	49,368
Interest on obligation	9,598	13,262	9,362

Total	148,497	55,860	58,730

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year
	Ended March 31
Particulars	2008	2009	2010
	(in USD)

Cumulative amount at April 1	—	19,486	109,110
Recognized during the year	19,486	89,624	(14,431)

Cumulative amount at March 31	19,486	109,110	94,679

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2009	2010

Discount rate (per annum)	6.60%	6.50%
Future salary increases (per annum)	7.00%	12.00%
Retirement age	58	58
Withdrawal rates	25.00%	30.00%

Assumptions regarding future mortality rates are based on Life Insurance Corporation of India (LIC) published mortality rates (1994-96) tables.

The actuarial valuation is carried out annually by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2009	2010
	(in USD)

Present value of defined benefit obligations	131,626	226,909
Experience adjustments arising on plan liabilities	32,148	1,780

27)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a.  2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option programme in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the 2006 ESOP Plan

The terms and conditions relating to the grants of the share option programme are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening balance as of April 1, 2008	7,059,766	Note 1	5 - 8 years
Options granted during the year ended March 31, 2009	1,622,850	Note 1	5 - 8 years
Options granted during the year ended March 31, 2010	—	—	—

Total share options	8,682,616

Note: 1.	Vesting conditions: Graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The stock options can be exercised within a period of 48 months from the date of vesting.

3.	Options are to be settled by physical delivery of ordinary shares

The number and weighted average exercise price of share options under 2006 ESOP plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise Price	Number of	Exercise Price	Number of
	(USD)	Options	(USD)	Options
Particulars	2009	2009	2010	2010

Outstanding at April 1	0.31	6,895,566	0.39	7,865,241
Forfeited and expired during the period	0.48	(640,327)	0.21	(24,224)
Exercised during the period	0.29	(12,848)	0.21	(3,826)
Granted during the period	0.75	1,622,850	—	—
Replaced with options under MMT ESOP plan	—	—	0.38	(7,837,191)
Outstanding at March 31	0.39	7,865,241	—	—
Exercisable at March 31	0.31	1,768,017	—	—

There are nil options outstanding at March 31, 2010 as all options outstanding under this plan has been replaced with options granted under MMT ESOP plan. The options outstanding at March 31, 2009 had an exercise price in the range of USD 0.25 to USD 0.75 and a weighted average contractual life of 5 years and 4 months.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant are summarized below:

Fair Value of Share Options and Assumptions	2008	2009

Weighted average share price (USD)	0.48	0.46
Weighted average exercise price (USD)	0.39	0.75
Expected volatility	40.4% - 43.0%	42.2% - 43.6%
Expected term	3 - 6 years	3 - 6 years
Expected dividends	—	—
Risk-free interest rate	7.39% - 8.15%	7.77% - 9.05%

There have been no further issues of stock options under this plan.

ii)  MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,800	Refer Notes	4 - 6 years

Total share options	2,703,800

Note: 1.	Of the options granted during the year 2009-10, 2,423,800 options got immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 years period.

2.	1,747,800 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.

3.	The stock options can be exercised prior to the earliest of the following dates:

a. 48 months from the vesting date

b. 72 months from the date of grant.

c. 6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.

d. 1 year following the death of a grantee or termination due to disability or retirement.

4.	Post vesting sales restrictions are as below:

a. Not more than 50% shares can be sold before initial public offering or December 31, 2010, whichever is earlier

b. Not more than further 25% can be sold before one year from the initial public offering or December 31, 2011, whichever is earlier

c. Not more than a further 25% can be sold before two years from the initial public offering or December 31, 2012, whichever is earlier.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average
	Exercise Price	Number of
	(USD)	Options
Particulars	2010	2010

Outstanding at April 1	—	—
Forfeited and expired during the period	—	—
Granted during the period	1.41	2,703,800
Exercised during the period	0.71	105,000
Outstanding at March 31	1.44	2,598,800
Exercisable at March 31	1.55	2,318,800

The options outstanding at March 31, 2010 have an exercise price in the range of USD 0.0005 to USD 5.39 and a weighted average contractual life of 3 years and 6 months.

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant are summarized below:

Fair Value of Share Options and Assumptions	2010

Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

7,837,191 options outstanding under 2006 ESOP plan were replaced with 1,367,800 options under MMT ESOP plan which resulted in modification of the 2006 ESOP plan as defined under IFRS 2, Share — based Payment. On account of this modification, the Group has recognized USD 1,505,868 as the incremental fair value being difference between the fair value of MMT ESOP plan and that of the 2006 ESOP plan both estimated as at the date of the modification.

Further, the Group has recognized the unamortized cost of USD 539,259 under the 2006 ESOP plan as the options got immediately vested.

Also, the Group has recognized USD 4,726,249 as ESOP cost for 1,336,000 fresh options granted under the MMT ESOP plan.

During the year ended March 31, 2010, share based payment expense recognized under personnel expenses (refer note 8) is amounting to USD 6,771,376 (March 31, 2009: USD 415,704).

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2009	2010
	(in USD)

Other trade payables	7,523,018	13,987,959
Accrued expenses	3,170,667	6,420,798
Advance from customers	2,746,409	6,058,290

Total	13,440,094	26,467,047

Trade payables primarily include amount payable to airlines for cost of airline tickets.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 30.

29)	DEFERRED INCOME

	As at March 31
Particulars	2009	2010
	(in USD)

Global distribution system provider	2,364,675	2,255,435
Facilitation fee	530,168	411,760

Total	2,894,843	2,667,195

Current	574,444	814,516
Non-current	2,320,399	1,852,679

Total	2,894,843	2,667,195

The Group requires the services of a Global Distribution system (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which are recognized on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount has been recognized as deferred income.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2009	2010
	(in USD)

Trade and other receivables	5,428,151	12,449,527
Term deposits	16,038,898	14,471,404
Cash and cash equivalents (except cash in hand)	5,403,178	9,224,727

Total	26,870,227	36,145,658

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2009	2010
	(in USD)

India	4,526,504	11,743,819
Others	901,647	705,708

Total	5,428,151	12,449,527

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2009	2010
	(in USD)

Airlines	1,097,649	4,489,110
Retail customers	535,228	1,687,234
Corporate customers	1,424,727	2,532,935
Deposit with hotels	435,102	459,009
Term deposits with bank	16,038,898	14,471,404
Others	1,935,445	3,281,239

Total	21,467,049	26,920,931

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2009		2010
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)

Not past due	19,800,640	—	22,831,282	—
Past due 0-30 days	1,148,090	315,482	1,493,968	—
Past due 30-120 days	815,439	24,456	2,552,160	1,622
More than one year	632,264	589,446	1,192,413	1,147,270

Total	22,396,433	929,384	28,069,823	1,148,892

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the Year Ended March 31
Particulars	2009	2010
	(in USD)

Balance at the beginning of the year	—	929,384
Provision for doubtful debts	1,042,401	37,943
Amounts written off against the allowance	—	—
Effects of movement in exchange rate	(113,017)	181,565
Balance at the end of the year	929,384	1,148,892

Allowance for doubtful debts mainly represents amount due from airlines and global distribution system provider. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables not past due or past due by up to 120 days.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2009

		Contractual					More
	Carrying	Cash	6 Months				Than
Non-Derivative Financial Liabilities	Amount	Flows*	or Less	6-12 Months	1-2 Years	2-5 Years	5 Years
	(in USD)

Convertible and redeemable preference shares **	39,633,977	(43,000,754)	—	—	—	—	—
Finance lease liabilities	75,733	(88,614)	(22,628)	(21,332)	(25,006)	(19,648)	—
Secured bank loans	2,830	(2,983)	(1,644)	(803)	(536)	—	—
Trade and other payables	10,693,685	(10,693,685)	(10,654,780)	(38,905)	—	—	—
Other current liabilities	305,289	(305,289)	(305,289)	—	—	—	—
Bank overdraft	7,914,024	(7,914,024)	(7,914,024)	—	—	—	—

Total	58,625,538	(62,005,349)	(18,898,365)	(61,040)	(25,542)	(19,648)	—

Notes: *	Represents undiscounted cash flows of interest and principal

**	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Carrying	Contractual	6 Months				More Than
Derivative Financial Liabilities	Amount	Cash Flows	or Less	6-12 Months	1-2 Years	2-5 Years	5 Years
	(in USD)

Separable embedded derivative on convertible and redeemable preference shares*	301,594	—	—	—	—	—	—

Total	301,594	—	—	—	—	—	—

Note: *	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

As at March 31, 2010

	Carrying	Contractual	6 Months				More Than
Non-Derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 Months	1-2 Years	2-5 Years	5 Years
	(in USD)

Convertible and redeemable preference shares **	40,759,654	(43,000,754)	—	—	—	—	—
Finance lease liabilities	92,732	(106,615)	(30,690)	(27,556)	(27,611)	(20,758)	—
Secured bank loans	114,512	(138,718)	(17,875)	(17,260)	(34,520)	(69,063)	—
Trade and other payables	20,408,757	(20,408,757)	(20,408,757)	—	—	—	—
Other current liabilities	554,170	(554,170)	(554,170)	—	—	—	—
Bank overdraft	3,996,066	(3,996,066)	(3,996,066)	—	—	—	—

Total	65,925,891	(68,205,080)	(25,007,558)	(44,816)	(62,131)	(89,821)	—

Notes: *	Represents undiscounted cash flows of interest and principal

**	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

	Carrying	Contractual	6 Months				More Than
Derivative Financial Liabilities	Amount	Cash Flows	or Less	6-12 Months	1-2 Years	2-5 Years	5 Years
	(In USD)

Separable embedded derivative on convertible and redeemable preference shares*	48,382	—	—	—	—	—	—

Total	48,382	—	—	—	—	—	—

Note: *	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of the MakeMyTrip (India) Private Limited (Indian subsidiary), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD (presentation currency) and INR, being the functional currency of its Indian subsidiary. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

	As at March 31
Particulars	2009	2010
	(in USD)

Trade and other receivables	3,339,822	6,782,945
Trade and other payables	(2,070,802)	(5,570,473)
Cash and cash equivalents	234,493	1,066,657

Net exposure	1,503,513	2,279,129

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2009	2010	March 31, 2009	March 31, 2010

INR 1	0.0217	0.0209	0.0193	0.0222

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD, as indicated below, against the INR as at March 31 would have decreased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2009	2010
	(in USD)

10% strengthening of USD against INR	143,192	217,060

A 10% depreciation of the USD against INR as at March 31, 2010 and 2009 would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2009	2010
	(in USD)

Fixed rate instruments
Financial assets
Term deposits	16,038,898	14,471,404
Cash and cash equivalents	73,025	—
Financial liabilities
Convertible and redeemable preference shares	39,633,977	40,759,654
Finance lease liabilities	75,733	92,732
Secured bank loans	2,830	114,512

	55,824,463	55,438,302

Variable rate instruments
Financial liabilities
Bank overdraft	7,914,024	3,996,066

	7,914,024	3,996,066

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2009.

Profit or Loss
(in USD)

March 31, 2009	(79,140)
March 31, 2010	(39,961)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2009		As at March 31, 2010
	Carrying		Carrying
Particulars	Amount	Fair Value	Amount	Fair Value
	(in USD)

Assets carried at amortized cost
Trade and other receivables	5,428,151	5,428,151	12,449,527	12,449,527
Term deposits	16,038,898	16,038,898	14,471,404	14,471,404
Cash and cash equivalents	5,471,639	5,471,639	9,341,526	9,341,526

	26,938,688	26,938,688	36,262,457	36,262,457

Liabilities carried at fair value
Separable embedded derivative on convertible and redeemable preference shares	301,594	301,594	48,382	48,382

	301,594	301,594	48,382	48,382

Liabilities carried at amortized cost
Financed lease liabilities	75,733	75,733	92,732	92,732
Secured bank loans	2,830	2,830	114,512	114,512
Bank overdraft	7,914,024	7,914,024	3,996,066	3,996,066
Convertible and redeemable preference shares	39,633,977	39,633,977	40,759,654	40,759,654
Trade and other payables	10,693,685	10,693,685	20,408,757	20,408,757
Other current liabilities	305,289	305,289	554,170	554,170

	58,625,538	58,625,538	65,925,891	65,925,891

The basis for determining fair values is disclosed in note 4.

31)	OPERATING LEASES

Leases as Lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2009	2010

Less than one year	920,527	1,188,061
Between one and five years	4,814,241	4,685,954
More than five years	1,234,690	1,024,265

Total	6,969,458	6,898,280

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2010, USD 1,244,798 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2009: USD 1,314,937).

32)	CONTINGENCIES

During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs (regulatory authority) on various travel agencies across India with regard to compliance with service tax rules and regulations by travel companies in India. However, show-cause notice has not been received by the Indian subsidiary on this matter. The Indian subsidiary is not required to file any response to the regulatory authority. The Indian subsidiary has also evaluated its compliance with the service tax regulations and has not observed any material exceptions. In view of the above, we believe that neither it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation nor a reliable estimate can be made of the amount of the obligation. Therefore, we have disclosed this matter as a contingent liability.

33)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 90,973 as at March 31, 2010 (March 31, 2009: USD 22,814).

34)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of Relationship	Name of Related Parties

Holding Company	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of Relationship	Name of Related Parties

Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Sanjeev Bikhchandani
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Party controlled by key management personnel	PhoCus Wright Inc.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2008	2009	2010
	(in USD)

Issue of convertible and redeemable preference shares	5,020,185	6,243,555	—
Revenue from air ticketing	15,854	13,794	16,901

	As at March 31
Balance Outstanding	2009	2010
	(in USD)

Trade and other payables	692	7,746

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2008	2009	2010
	(in USD)

Purchase of marketing services	6,250	18,322	19,300

	As at March 31
Balance Outstanding	2009	2010
	(in USD)

Trade and other payables	455	455

Transactions with Key Management Personnel:

Loans to Key Management Personnel

Unsecured loans given during the year ended March 31, 2008 amounted to USD 29,942. No interest is payable on such loans and these amounts are repayable within a period of 12 months. At March 31, 2010, the loan balance outstanding was USD 88,284 (March 31, 2009: 44,234, March 31, 2008: USD 48,870).

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year Ended March 31
Particulars	2008	2009	2010
	(in USD)

Short-term employee benefits	403,704	327,282	208,428
Contribution to provident fund	11,764	12,332	11,920
Share based payment	29,936	32,247	1,880,398

Total	445,404	371,861	2,100,746

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

35)	GROUP ENTITIES

Subsidiaries

		Ownership Interest at
	Country of	March 31
Name of Subsidiaries	Incorporation	2009	2010

MakeMyTrip.com Inc	USA	100%	100%

MakeMyTrip (India) Private Limited	India	99.98%	99.98%

36)	SUBSEQUENT EVENTS

a)	The name of the Company has changed from International Web Travel Private Limited to MakeMyTrip Limited on April 19, 2010 as per the approval from Registrar of Companies, Mauritius.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Mauritius law, a company may indemnify a director or employee of such company or a related company for any costs incurred by him or such company in respect of any proceedings (a) that relates to liability for any act or omission in his capacity as a director or employee, and (b) in which judgment is given in his favor, or in which he is acquitted, or which is discontinued or in which he is granted relief under section 350 of the Companies Act 2001 (as amended) of Mauritius or where proceedings are threatened and such threatened action is abandoned or not pursued. Mauritius law further provides that a company may indemnify a director or employee of such company or a related company in respect of (a) liability to any person, other than such company or a related company, for any act or omission in his capacity as a director or employee; or (b) costs incurred by that director or employee in defending or settling any claim or proceedings relating to any such liability. Our post-offering Constitution will provide for indemnification, to the extent permitted by Mauritius law, of our directors and officers for costs, charges, losses, expenses and liabilities incurred or sustained by them in the execution and discharge of their duties in their respective offices or in relation thereto, except in respect of their own fraud or dishonesty.

Furthermore, Mauritius law permits us to purchase and maintain insurance for a director or employee of the company or a related company in respect of (a) liability, not being criminal liability, for any act or omission in his capacity as a director or employee; (b) costs incurred by that director or employee in defending or settling any claim or proceeding relating to any such liability; or (c) costs incurred by that director or employee in defending any criminal proceedings (1) that have been brought against the director or employee in relation to any act or omission in that person’s capacity as a director or employee; (2) in which that person is acquitted; or (3) in relation to which a nolle prosequi is entered. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose, with a policy limit of $15 million.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling in pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities listed below (including options to acquire our ordinary shares) without registering the securities under the Securities Act. The numbers and prices of the securities listed below do not take into account the 20-for-one share split with respect to all our ordinary and preferred shares, as well as the 20-for-one adjustment with respect to the number of ordinary shares underlying options and the corresponding adjustment to the exercise prices of such options, we effected on July 22, 2010. None of these transactions involved any underwriting discounts or commissions or any public offering. All our Series B preferred shares and Series C preferred shares were sold through private placements either (i) outside the United States to foreign persons, or (ii) inside the United States to accredited investors or to a limited number of persons in transactions not involving any public offering. All our options to purchase ordinary shares and the ordinary shares issued upon the exercise of such options were issued to directors or employees and were in respect of ordinary shares not exceeding 15.0% of our issued ordinary share capital. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S, Section 4(2) or Rule 701 of the Securities Act.

		Number of
		Securities		Consideration
Purchaser	Date of Issuance	Originally Issued	Title of Securities	per Share

Feroz Dewan	August 8, 2007	1,483	Series B preferred shares	$101.14
Tiger Global Private Investment Partners IV, L.P.	August 9, 2007	75,146	Series B preferred shares	$101.14
Sierra Ventures VIII-A, L.P.	August 9, 2007	7,528	Series B preferred shares	$101.14
Sierra Ventures VIII-B, L.P.	August 9, 2007	74	Series B preferred shares	$101.14
Sierra Ventures Associates VIII, LLC	August 9, 2007	229	Series B preferred shares	$101.14
Lee Fixel	August 10, 2007	1,483	Series B preferred shares	$101.14
Scott L. Shleifer	August 10, 2007	989	Series B preferred shares	$101.14
Helion Venture	August 14, 2007	11,747	Series B preferred shares	$101.14
SAIF	August 16, 2007	49,636	Series B preferred shares	$101.14
SAIF	May 23, 2008	57,875	Series C preferred shares	$107.88
Helion Venture	May 23, 2008	15,331	Series C preferred shares	$107.88
Tiger Global Private Investment Partners V, L.P.	May 23, 2008	53,764	Series C preferred shares	$107.88
Lee Fixel	May 23, 2008	927	Series C preferred shares	$107.88
Feroz Dewan	May 23, 2008	927	Series C preferred shares	$107.88
Sierra Ventures VIII-A, L.P.	May 23, 2008	9,826	Series C preferred shares	$107.88
Sierra Ventures VIII-B, L.P.	May 23, 2008	96	Series C preferred shares	$107.88
Sierra Ventures Associates VIII, LLC	May 23, 2008	299	Series C preferred shares	$107.88
Rajesh Magow	June 17, 2009	4,600	Ordinary shares	$14.84
Amit Saberwal	June 19, 2009	480	Ordinary shares	$9.75
Venkatesh Bhardwaj	June 19, 2009	170	Ordinary shares	$9.75
Certain current and former non-executive directors	June 25, 2009	8,338	Options to purchase ordinary shares	Exercise price of $0.01
Certain employees	June 25, 2009	8,398	Options to purchase ordinary shares	Exercise price of $9.75
Certain directors, executive officers and other employees	June 25, 2009	39,212	Options to purchase ordinary shares	Exercise price of $10.50
Rajesh Magow	June 25, 2009	9,107	Options to purchase ordinary shares	Exercise price of $14.84
Certain executive officers and employees	June 25, 2009	35,760	Options to purchase ordinary shares	Exercise price of $39.53
Certain executive officers and employees	June 25, 2009	12,750	Options to purchase ordinary shares	Exercise price of $101.14
Certain employees	June 25, 2009	2,375	Options to purchase ordinary shares	Exercise price of $107.88
Executive officer	December 1, 2009	5,000	Options to purchase ordinary shares	Exercise price of $10.50
Executive officer	January 4, 2010	9,000	Options to purchase ordinary shares	Exercise price of $10.50
Former employee	April 28, 2010	1,000	Ordinary shares upon the exercise of vested options	Exercise price of $39.53
Former employee	May 25, 2010	75	Ordinary shares upon the exercise of vested options	Exercise price of $107.88
Former non-executive director	July 13, 2010	2,899	Ordinary shares upon the exercise of vested options	Exercise price of $0.01

Item 8.	Exhibits and Financial Statement Schedules

(a)  Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b)  Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gurgaon, Haryana, India, on July 29, 2010.

MakeMyTrip Limited

By:	/s/ Deep Kalra
Name: Deep Kalra
Title: Group Chairman and Group Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on July 29, 2010.

Signature	Title

/s/ Deep Kalra Deep Kalra	Group Chairman and Group Chief Executive Officer

/s/ Rajesh Magow Rajesh Magow	Group Chief Financial Officer (group principal financial officer and group principal accounting officer)

* Ravi Adusumalli	Director

* Sanjeev Aggarwal	Director

* Aditya Tim Guleri	Director

* Philip C. Wolf	Director

* Vivek N. Gour	Director

* Frederic Lalonde	Director

* Gyaneshwarnath Gowrea	Director

* Mohammad Akhtar Janally	Director

Signature	Title

* Jonathan I. Huang	Authorized Representative in the United States

*By: /s/ Deep Kalra Deep Kalra Attorney-in-Fact

MAKEMYTRIP LIMITED

EXHIBIT INDEX

No.	Description

1.1	Form of underwriting agreement.
3.1	Form of Constitution of MakeMyTrip Limited (effective upon the closing of this offering).**
4.1	Form of ordinary share certificate.**
5.1	Opinion of Conyers Dill & Pearman (Mauritius) Limited.**
8.1	Opinion of Conyers Dill & Pearman (Mauritius) Limited as to certain Mauritian tax matters.**
8.2	Opinion of Latham & Watkins LLP as to certain US tax matters.**
10.1.1	Amended and Restated MakeMyTrip.com 2001 Equity Option Plan.**
10.1.2	MakeMyTrip 2010 Share Incentive Plan.**
10.2	Third Amended and Restated Shareholders Agreement dated May 20, 2008 by and among the shareholders named therein and our company.**
10.3	Fourth Amended and Restated Shareholders Agreement dated July 16, 2010 by and among the shareholders named therein and our company.**
10.4	Subscriber Agreement dated February 4, 2009 (effective as of February 1, 2009), by and between MMT India and Amadeus India Pvt. Ltd.**#
10.5	Passenger Sales Agency Agreement dated August 30, 2002 by and between MMT India and each IATA member, represented by the Director General of IATA.**
10.6.1	Business Process Outsourcing Services Agreement dated March 5, 2008 by and between MMT India and IBM Daksh Business Process Services Private Limited, or IBM Daksh.**
10.6.2	Statement of Work dated March 5, 2008 by and between MMT India and IBM Daksh, or the IBM Statement of Work.**#
10.6.3	First Amendment to the IBM Statement of Work dated July 16, 2008 (effective as of March 5, 2008), by and between MMT India and IBM Daksh.**#
10.6.4	Second Amendment to the IBM Statement of Work dated July 28, 2009 (effective as of May 1, 2009), by and between MMT India and IBM Daksh.**#
10.7.1	Services Agreement, or the Tecnovate Services Agreement, dated March 25, 2009 by and between MMT India and Tecnovate eSolutions Private Limited, or Tecnovate.**#
10.7.2	Amendment to the Tecnovate Services Agreement dated June 4, 2010 (effective as of March 24, 2010), by and between MMT India and Tecnovate.**#
10.8	Master Services Agreement dated July 6, 2009 by and between MMT India and RightNow Technologies, Inc.**
10.9	Lease deed for Plot Number 103, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India dated October 25, 2007.**
10.10	Sanction Letter for Working Capital Facilities dated September 7, 2009 by and between MMT India and HDFC Bank (including letter of amendment).**
10.11	Form of director and executive officer indemnification agreement.**
21.1	List of subsidiaries of MakeMyTrip Limited.**
23.1	Consent of Conyers Dill & Pearman (Mauritius) Limited (see Exhibit 5.1).
23.2	Consent of Latham & Watkins LLP (see Exhibit 8.2).
23.4	Consent of KPMG, registered public accounting firm.
24.1	Power of Attorney.**

**	Previously filed.

#	Confidential treatment being requested.